Received SEC
MAY 06 2010
Washington, DC 20549


PREIT


10012227

NEW AT 50

1960

Pennsylvania Real Estate Investment Trust
Annual Report 2009

2010

Pennsylvania Real Estate Investment Trust, founded in 1960 and one of the first equity REITs in the U.S., has a primary investment focus on retail shopping malls and power centers. As of December 31, 2009, the Company's 54 properties are comprised of 38 shopping malls, 13 strip and power centers, and three properties held for development. These properties are located in 13 states in the eastern half of the United States, primarily in the Mid-Atlantic region. The Company's operating retail properties have a total of approximately 35 million square feet. PREIT is headquartered in Philadelphia, Pennsylvania. The Company's website can be found at www.preit.com. PREIT is publicly traded on the New York Stock Exchange under the symbol PEI.

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST (In thousands, except per share amounts)

Year Ended December 31,	**2009**	2008	2007
Funds from operations *	$ 73,087	$ 141,012	$ 158,517
Total revenue	$ 463,088	$ 467,993	$ 460,590
(Loss) income from continuing operations	$ (101,797)	$ (18,904)	$ 14,348
Net (loss) income from continuing operations available to common shareholders	$ (97,682)	$ (18,363)	$ 17,936
(Loss) income from continuing operations per diluted share	$ (2.40)	$ (0.50)	$ 0.44
Net (loss allocable) income available to common shareholders per diluted share	$ (2.11)	$ (0.43)	$ 0.67
Investment in real estate, at cost	$ 3,684,313	$ 3,708,048	$ 3,367,294
Total assets	$ 3,346,580	$ 3,444,277	$ 3,264,074
Distributions paid to common shareholders/unitholders	$ 32,474	$ 94,702	$ 94,057
Distributions paid per common share	$ 0.74	$ 2.28	$ 2.28
Number of common shares and OP Units outstanding	46,944	41,669	41,348
Total market capitalization	$ 3,146,241	$ 3,062,271	$ 3,675,927

* Reconciliation to GAAP can be found on page 18.



Coldwater Creek
LOFT
LOFT
CHICO'S

The new Plaza Shops at Plymouth Meeting Mall, Plymouth Meeting, PA
Cover: Cherry Hill Mall, Cherry Hill, NJ

NEW AT 50

FOR 50 YEARS, PREIT has distinguished itself through an uncanny ability to recognize and seize opportunities for adding value to properties and communities. As one of the first equity REITs in the country, PREIT has a long history of adding innovations to assets – whether providing office space for local workers, renovating apartments for local residents, or enhancing retail spaces for local shoppers. Since the 1997 merger with The Rubin Organization, PREIT has honed its focus primarily on the retail sector, with the expertise to add NEW elements to properties as needed, all to best serve the interests of local communities and deliver greater value for shareholders.



STOP
JoS.A.BANK



Upscale. Grand scale. Grand experience. Where customers can experience a little bit of everything in a shopping-dining-meeting-socializing-fun space...and tenants benefit from the large and growing inflow of customer traffic to the property.

An ambitious redevelopment effort has revitalized the historic Cherry Hill Mall. Once the first enclosed shopping mall on the East Coast; once again a compelling shopping environment and an attractive location to open new stores. The expansive grand court promenade sets the tone, with an airiness that brightens the interior and energizes customers.

More than a mall, it's a destination. As PREIT continues to secure the right merchants for the market, customer traffic is being drawn from across New Jersey and the greater Philadelphia metropolitan area.

THE NEW CHERRY HILL MALL

CHERRY HILL MALL
Cherry Hill, New Jersey
1.3 million square feet



1960:

Congress creates Real Estate Investment Trusts so small investors can invest in large-scale, income-producing commercial real estate projects – a pooling arrangement similar to mutual funds. PREIT is founded as one of the first publicly held equity REITs in America.


PREIT
A Pennsylvania Real Estate Investment Trust Property
www.preit.com
NYSE: PEI


2010

Today, PREIT has about 35 million square feet of operating retail space in 13 states, with a concentrated presence in the Mid-Atlantic region. The PREIT portfolio consists of 54 properties, including 38 shopping malls, 13 strip and power centers, and three properties held for development.


PREIT
A Pennsylvania Real Estate Investment Trust Property
www.preit.com

NEW IN '09:

- An expanded selection of quality merchandise, with Nordstrom, J. Crew, Urban Outfitters, Tilly's, Brighton Collectibles, PS from Aeropostale, Swarovski Crystal, Teavana, Pandora, American Apparel, Metropark, and an expanded Forever 21
- Bistro Row and its signature restaurants: The Capital Grille, Seasons 52, California Pizza Kitchen, and Maggiano's Little Italy
- In-line occupancy was 93.5% at the end of the year

MORE IN 2010:

- Joining the notable line-up of tenants: 77kids, GUESS?, and The Buckle
- Expected sales productivity in 2010: more than $500 per square foot, based on the uptick in sales since the opening of Nordstrom


EXIT
Fred Meyer JEWELERS
FOSSIL



TO OUR FELLOW SHAREHOLDERS,



Ronald Rubin
Chairman and Chief Executive Officer

Edward A. Glickman
President and Chief Operating Officer

For the past half-century, PREIT has been adding value to its portfolio. We have identified under-utilized properties and successfully financed and managed redevelopments and renovations. We have expanded our footprint to nearly 35 million square feet of operating retail properties. Today, we are creating enhanced shopping experiences at our redeveloped properties and, at several locations, adding a complementary mix of uses.

For PREIT, 2009 was a year of contrasts. The construction phase of our redevelopment program is now substantially complete, and we believe our properties are well positioned to capture a larger share of consumer spending when the retail environment improves. While the fragile economy squeezed credit markets and put a dent in consumer spending, we saw dramatic increases in customer traffic at major store openings, such as Nordstrom at Cherry Hill Mall and, in January 2010, Whole Foods Market and Café at Plymouth Meeting Mall. We see this as confirmation that we're putting the right retailers in the right settings to tap shopper interest and enthusiasm. Further, we were able to lease or renew nearly three million square feet of retail space, a major accomplishment in a difficult market.

The issue of financing took center stage in 2009. Facing tight credit markets and the need to source construction capital, we took steps to conserve cash and raise liquidity. We cut operating expenses and reduced the dividend payout, while successfully refinancing a number of maturing mortgages, completing several new secured financings, and selling assets.

In March 2010, with the unanimous support and participation of our banks, we closed on a $670 million credit facility that replaced our previous facilities. This transaction provides the financial foundation to allow us to focus on improving our operations, realizing the benefits of our redevelopment program, and implementing strategic plans for the future.

Valuable properties

Our five-year, 24-property, $1 billion redevelopment and development program has infused a new look and feel to many of our properties, introducing amenities and distinctive elements that position them well to benefit from the eventual turnaround in the retail industry. We are now focused on filling our properties with the kind of retail stores and restaurants that will attract more consumers, drive more revenue for tenants, and create more value for our shareholders.

PREIT is expanding the concept of malls by incorporating mixed-use components in our redevelopment projects, such as offices, residences, movie theatres, upscale restaurants, and natural and organic grocers. It takes just one return visit to a completed redevelopment property to see the transformation in form and function. Many of our first-to-market tenants have opened their doors to long lines and enthusiastic crowds, even against the headwinds of economic uncertainty. As people gain the confidence to shop more freely, and retailers sense the return of demand, our properties are providing attractive locations to meet these needs.

Cherry Hill Mall, in Cherry Hill, New Jersey, reflects our most ambitious redevelopment effort to date. We saw an opportunity to transform this local mall, acquired in 2003, into a regional center by bringing in national retailers not currently in the southern New Jersey market. Today, its potential is being realized, with a revitalized property and noteworthy additions in 2009 – Nordstrom, J.Crew, Urban Outfitters, among others – and the new "Bistro Row" of casual and upscale restaurants.

Plymouth Meeting Mall, in Plymouth Meeting, Pennsylvania, is located near one of the highest traffic corridors on the East Coast – where Interstate 476 meets the Pennsylvania Turnpike, with 80 million commuters passing through each year. Our transformation of this property started with a cluster of popular restaurants, followed by a new lifestyle wing that opened in May 2009. The recent addition of Whole Foods

AT 50 YEARS STRONG, WE SEE A LOT OF POTENTIAL AHEAD. WE BELIEVE THAT WE'VE MADE THE RIGHT INVESTMENTS IN OUR PROPERTIES, AND ARE NOW IN A MUCH EARLIER PHASE OF THE ASSET MATURITY CYCLE.

Market and Café has dramatically increased foot traffic throughout the property, and there is a marked increase in interest by retailers eager to capture some of this new energy.

Voorhees Town Center, in Voorhees, New Jersey, has become a distinctive mixed-use property, the first of its kind and scale in the region. The resized and renovated two-story mall combines specialty retail stores with department store anchors Macy's and Boscov's. Adjacent to the mall, we have developed a mixed-use town center with our residential development partner. When completed, Town Center Boulevard is expected to create a sense of community by tying together upscale dining, street retail boutiques, offices, and new residences.

The Gallery at Market East, in Philadelphia, Pennsylvania, is the largest retail complex in Center City, stretching over three city blocks. The property houses one of the busiest commuter transportation hubs on the East Coast, with approximately 40,000 people passing through its doors on a daily basis. When it comes to location, The Gallery has every advantage: it's adjacent to the Pennsylvania Convention Center, and just blocks away from major cultural and historical attractions, including Chinatown, the Liberty Bell, the National Constitution Center, and Independence Hall. Our initial focus has been on redeveloping the former Strawbridge & Clothier flagship department store at the east end of the property. In August 2009, we reopened three upper floors as office space, which now houses 600 employees of the Commonwealth of Pennsylvania. We expect retail space to occupy the floors closest to street level that connect with the existing mall.

Fit at 50

PREIT is 50 years strong, with an entrepreneurial approach and a proven team of leaders. In the year ahead, we will continue to focus on decreasing our financial leverage and restructuring our balance sheet. Among the strategies we are pursuing are to access the equity capital markets, venture existing assets with partners, and continue to sell non-strategic properties. We believe our capital strategy will give us flexibility in facing the continuing challenges of today's economy.

Our immediate plans for growth are primarily organic, based on realizing improved returns from the investment to enhance properties. When the economy improves, we may also generate growth through horizontal expansion of our properties by adding complementary uses. This could mean adding office buildings or residences to an existing mall, as we are doing at Voorhees Town Center.

Many of our properties are located close to mass transportation and are highly visible, making them attractive spaces for adding complementary uses that appeal to today's time-constrained households. Innovative transformations look to serve unmet needs of the community, rejuvenate the functionality of the site, increase the productivity of the asset and deliver the experience consumers want.

Whatever we do, we're in this business for the long term, and the decisions we make today will play out over a long life cycle. So while we are managing through today's difficult economy, we are still planning for what happens next – and what happens after that. In short, we are making the best use of the assets we have in place to move PREIT forward and to prepare for the next upswing in the economy. Now is the time to think about the future – and look forward to the next 50 years.

A Heartfelt Thank You

For 25 years, PREIT has benefitted from the wisdom of Lee Javitch, our longest serving trustee, who has decided not to seek re-election to the PREIT Board when his term expires on June 3, 2010. The Company has been served well by Lee's thoughtfulness and guidance, and we thank him deeply for his years of service and for his meaningful contributions.

As always, we are grateful for our trustees, employees, partners, and shareholders. We value your continuing support.



Ronald Rubin
Chairman and Chief Executive Officer



Edward A. Glickman
President and Chief Operating Officer

April 16, 2010

TOWN CENTER CONCEPT COMBINES FOUR ASPECTS

- The Mall, now resized and renovated, with major anchors Macy's and Boscov's
- The Office – The Star Group, the region's largest advertising agency – with an award winning state-of-the-art facility
- The Boulevard, featuring Rizzieri Aveda Salon and Institute, boutique street retail, and Intoxx Fitness, which opened in March 2010 with 13,000 square feet of space
- Abitare Residences, a mixture of luxury apartments and condominiums; two of four residential buildings on the boulevard are currently open, with approximately 80% of the units leased



VOORHEES TOWN CENTER

Voorhees, New Jersey
0.7 million square feet

Once the Echelon Mall, the new Voorhees Town Center has been transformed into an award winning, smart growth, mixed-use redevelopment that draws a loyal and affluent customer base.



A NEW SHOPPING EXPERIENCE

PLYMOUTH MEETING MALL

Plymouth Meeting, Pennsylvania

0.9 million square feet

The Plymouth Meeting Mall that opened in 1966 may bear some resemblance to today's redeveloped property – but it has become so much more for its tenants and their customers. Now, it is an attractive draw for local residents and office workers. Currently, 82% of the planned expansion is open for business.

STRONG LINEUP DRAWS MORE CUSTOMERS

- Anchor stores Macy's, Boscov's, and the new Whole Foods Market and Café, which has dramatically increased customer traffic to the property
- 100 specialty stores, with the new open-air Plaza Shops, including Chico's, Ann Taylor LOFT, OLLY Shoes Fit For A Kid, Coldwater Creek, and Jos. A Bank
- "Hot concept" restaurants, such as California Pizza Kitchen, P.F. Chang's, Dave & Buster's, Redstone American Grill, and Benihana
- An expansive food court and double-decker carousel ride
- 12-screen AMC movie theatre, with stadium seating
- New 345-space underground parking garage



WHOLE FOODS MARKET
WHOLE FOODS
WHOLE FOODS
NOW HERE!










NOW LEASING
STREET RETAIL
FOR THE
TOWN CENTER
SHOPS
CONTACT
MICHAEL L. FOX
856.772.1950
JEFF FISCHER
215.875.0794



PROPERTIES

ENCLOSED MALLS	CITY	STATE	OWNERSHIP INTEREST	ACQUIRED	SQUARE FEET
BEAVER VALLEY MALL	MONACA	PA	100%	2002	1,161,578
CAPITAL CITY MALL	CAMP HILL	PA	100%	2003	608,911
CHAMBERSBURG MALL	CHAMBERSBURG	PA	100%	2003	454,350
CHERRY HILL MALL	CHERRY HILL	NJ	100%	2003	1,276,899
CROSSROADS MALL	BECKLEY	WV	100%	2003	448,735
CUMBERLAND MALL	VINELAND	NJ	100%	2005	941,357
DARTMOUTH MALL	DARTMOUTH	MA	100%	1997	670,921
EXTON SQUARE MALL	EXTON	PA	100%	2003	1,086,862
FRANCIS SCOTT KEY MALL	FREDERICK	MD	100%	2003	706,225
GADSDEN MALL	GADSDEN	AL	100%	2005	503,626
THE GALLERY AT MARKET EAST	PHILADELPHIA	PA	100%	2003	1,079,998
JACKSONVILLE MALL	JACKSONVILLE	NC	100%	2003	489,471
LEHIGH VALLEY MALL	ALLENTOWN	PA	50%	1973	1,157,353
LOGAN VALLEY MALL	ALTOONA	PA	100%	2003	778,385
LYCOMING MALL	PENNSDALE	PA	100%	2003	835,218
MAGNOLIA MALL	FLORENCE	SC	100%	1997	616,435
MOORESTOWN MALL	MOORESTOWN	NJ	100%	2003	1,059,470
NEW RIVER VALLEY MALL	CHRISTIANSBURG	VA	100%	2003	441,063
NITTANY MALL	STATE COLLEGE	PA	100%	2003	532,160
NORTH HANOVER MALL	HANOVER	PA	100%	2003	356,491
ORLANDO FASHION SQUARE	ORLANDO	FL	100%	2004	1,085,651
PALMER PARK MALL	EASTON	PA	100%	1972/2003	457,702
PATRICK HENRY MALL	NEWPORT NEWS	VA	100%	2003	714,330
PHILLIPSBURG MALL	PHILLIPSBURG	NJ	100%	2003	578,925
PLYMOUTH MEETING MALL	PLYMOUTH MEETING	PA	100%	2003	939,594
THE MALL AT PRINCE GEORGES	HYATTSVILLE	MD	100%	1998	910,590
SOUTH MALL	ALLENTOWN	PA	100%	2003	405,199
SPRINGFIELD MALL	SPRINGFIELD	PA	50%	2005	609,998
UNIONTOWN MALL	UNIONTOWN	PA	100%	2003	698,011
VALLEY MALL	HAGERSTOWN	MD	100%	2003	917,059
VALLEY VIEW MALL	LA CROSSE	WI	100%	2003	598,155
VIEWMONT MALL	SCRANTON	PA	100%	2003	747,194
VOORHEES TOWN CENTER	VOORHEES	NJ	100%	2003	677,397
WASHINGTON CROWN CENTER	WASHINGTON	PA	100%	2003	676,117
WILLOW GROVE PARK	WILLOW GROVE	PA	100%	2000/2003	1,203,420
WIREGRASS COMMONS	DOTHAN	AL	100%	2003	638,554
WOODLAND MALL	GRAND RAPIDS	MI	100%	2005	1,158,651
WYOMING VALLEY MALL	WILKES-BARRE	PA	100%	2003	912,027
TOTAL ENCLOSED MALLS					**29,134,082**

STRIP AND POWER CENTERS	CITY	STATE	OWNERSHIP INTEREST	DEVELOPED	SQUARE FEET
CHRISTIANA CENTER	NEWARK	DE	100%	1998	302,409
CREEKVIEW CENTER	WARRINGTON	PA	100%	2001	425,002
THE COMMONS AT MAGNOLIA	FLORENCE	SC	100%	2002	234,535
METROPLEX SHOPPING CENTER	PLYMOUTH MEETING	PA	50%	2001	778,190
MONROE MARKETPLACE	SELINSGROVE	PA	100%	2008	449,610
NEW RIVER VALLEY CENTER	CHRISTIANSBURG	VA	100%	2007	164,663
THE COURT AT OXFORD VALLEY	LANGHORNE	PA	50%	1996	704,526
PAXTON TOWNE CENTRE	HARRISBURG	PA	100%	2001	717,518
PITNEY ROAD PLAZA	LANCASTER	PA	100%	2009	183,848
RED ROSE COMMONS	LANCASTER	PA	50%	1998	463,042
SPRINGFIELD PARK	SPRINGFIELD	PA	50%	1998	274,480
SUNRISE PLAZA	FORKED RIVER	NJ	100%	2007	254,260
WHITEHALL MALL	ALLENTOWN	PA	50%	1998	557,501
TOTAL STRIP AND POWER CENTERS					**5,509,584**
TOTAL RETAIL PORTFOLIO					**34,643,666**

SEC Mail Processing
Section

MAY 06 2010

Washington, DC
110

Financial Contents

PERFORMANCE GRAPH | The five-year performance graph at right compares our cumulative total shareholder return with the NAREIT Equity Index, the S&P 500 Index and the Russell 2000 Index. Equity real estate investment trusts are defined as those which derive more than 75% of their income from equity investments in real estate assets. The graph assumes that the value of the investment in each of the four was $100 on the last trading day of 2004 and that all dividends were reinvested.


Share Performance Graph
Comparison of Five-Year Total Return among PREIT, Equity REITs, S&P 500, and Russell 2000
Dollars
160
140
120
100
80
60
40
20
0
2004
2005
2006
2007
2008
2009
PREIT
Equity REITs
S&P 500
Russell 2000

Selected Financial Information (unaudited)

(in thousands, except per share amounts)	Year Ended December 31,				
Operating Results	**2009**	**2008**	**2007**	**2006**	**2005**
Total revenue	$ 463,088	$ 467,993	$ 460,590	$ 453,445	$ 422,616
(Loss) income from continuing operations	$ (101,797)	$ (18,904)	$ 14,348	$ 29,985	$ 53,604
Net (loss) income	$ (90,091)	$ (16,355)	$ 23,120	$ 31,309	$ 65,033
Net (loss allocable) income attributable to PREIT	$ (85,738)	$ (15,766)	$ 26,510	$ 14,408	$ 44,016
(Loss) income from continuing operations per share – basic	$ (2.40)	$ (0.50)	$ 0.45	$ 0.34	$ 0.90
(Loss) income from continuing operations per share – diluted	$ (2.40)	$ (0.50)	$ 0.44	$ 0.34	$ 0.89
Net (loss) income per share – basic	$ (2.11)	$ (0.43)	$ 0.68	$ 0.37	$ 1.19
Net (loss) income per share – diluted	$ (2.11)	$ (0.43)	$ 0.67	$ 0.37	$ 1.17
Cash Flows					
Cash provided by operating activities	$ 136,148	$ 124,963	$ 149,486	$ 164,405	$ 130,182
Cash used in investing activites	$ (103,405)	$ (353,239)	$ (242,377)	$ (187,744)	$ (326,442)
Cash provided by financing activities	$ 31,714	$ 210,137	$ 105,008	$ 16,299	$ 178,956
Cash Distributions					
Cash distributions per share – common shares	$ 0.74	$ 2.28	$ 2.28	$ 2.28	$ 2.25
Cash distributions per share – preferred shares	$ —	$ —	$ 3.50	$ 5.50	$ 5.50
Balance Sheet Items					
Investment in real estate, at cost	$3,684,313	$3,708,048	$3,367,294	$3,132,370	$2,867,436
Total assets	$3,346,580	$3,444,277	$3,264,074	$3,145,609	$3,018,547
Long Term Debt					
Consolidated properties					
Mortgage loans payable, including debt premium	$1,777,121	$1,760,296	$1,656,942	$1,599,571	$1,372,132
2003 Credit Facility	$ 486,000	$ 400,000	$ 330,000	$ 332,000	$ 342,500
Exchangeable notes, net of debt discount	$ 132,236	$ 230,079	$ 268,245	$ —	$ —
Senior unsecured 2008 Term Loan	$ 170,000	$ 170,000	$ —	$ —	$ —
Corporate notes payable	$ —	$ —	$ —	$ 1,148	$ 94,400
Company's share of partnerships					
Mortgage loans payable	$ 181,776	$ 184,064	$ 188,089	$ 189,940	$ 134,500
Funds From Operations[1]					
Net (loss) income	$ (90,091)	$ (16,355)	$ 23,120	$ 31,309	$ 65,033
Dividends on preferred shares	—	—	(7,941)	(13,613)	(13,613)
Redemption of preferred shares	—	—	13,347	—	—
Gains on sales of interests in real estate	(923)	—	(579)	—	(5,586)
Gains on sales of discontinued operations	(9,503)	—	(6,699)	(1,414)	(6,158)
Depreciation and amortization:					
Wholly owned and consolidated partnerships, net	164,284	147,435	128,370	119,490	106,252
Unconsolidated partnerships	8,144	8,361	7,130	7,017	4,582
Discontinued operations	1,176	1,571	1,769	5,471	2,327
Funds from operations	**$ 73,087**	**$ 141,012**	**$ 158,517**	**$ 148,260**	**$ 152,837**
Weighted average number of shares outstanding	40,953	38,807	37,577	36,256	36,090
Weighted average effect of full conversion OP Units	2,268	2,236	3,308	4,083	4,580
Effect of common share equivalents	12	14	325	599	673
Total weighted average shares outstanding including OP Units	**43,233**	**41,057**	**41,210**	**40,938**	**41,343**
Funds from operations per share	**$ 1.69**	**$ 3.43**	**$ 3.85**	**$ 3.62**	**$ 3.70**

(1) Funds From Operations ("FFO") is defined as income before gains and losses on sales of operating properties and extraordinary items (computed in accordance with generally accepted accounting principles ("GAAP")) plus real estate depreciation; plus or minus adjustments for unconsolidated partnerships to reflect funds from operations on the same basis. FFO should not be construed as an alternative to net income (as determined in accordance with GAAP) as an indicator of the Company's operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. In addition, the Company's measure of FFO as presented may not be comparable to similarly titled measures as reported by other companies. For additional information about FFO, please refer to page 62.

Consolidated Balance Sheets

(in thousands of dollars, except share and per share amounts)	December 31, 2009	(as revised) December 31, 2008
Assets:		
Investments in real estate, at cost:		
Operating properties	$ 3,459,745	$ 3,287,232
Construction in progress	215,231	411,479
Land held for development	9,337	9,337
Total investments in real estate	**3,684,313**	**3,708,048**
Accumulated depreciation	(623,309)	(516,832)
Net investments in real estate	**3,061,004**	**3,191,216**
Investments in partnerships, at equity	32,694	36,164
Other assets:		
Cash and cash equivalents	74,243	9,786
Tenant and other receivables (net of allowance for doubtful accounts of $19,981 and $16,895 at December 31, 2009 and 2008, respectively)	55,303	57,970
Intangible assets (net of accumulated amortization of $198,984 and $164,666 at December 31, 2009 and 2008, respectively)	38,978	68,296
Deferred costs and other assets	84,358	80,845
Total assets	**$ 3,346,580**	**$ 3,444,277**
Liabilities:		
Mortgage loans (including debt premium of $2,744 and $4,026 at December 31, 2009 and 2008, respectively)	$ 1,777,121	$ 1,760,296
Exchangeable notes (net of debt discount of $4,664 and $11,421 at December 31, 2009 and 2008, respectively)	132,236	230,079
2003 Credit Facility	486,000	400,000
Senior unsecured 2008 Term Loan	170,000	170,000
Tenants' deposits and deferred rent	13,170	13,112
Distributions in excess of partnership investments	48,771	48,788
Accrued construction expenses	11,778	38,859
Fair value of derivative instruments	14,610	29,169
Accrued expenses and other liabilities	58,090	55,711
Total liabilities	**2,711,776**	**2,746,014**
Commitments and Contingencies (Note 12)		
Equity:		
Shares of beneficial interest, $1.00 par value per share; 100,000,000 shares authorized; issued and outstanding 44,615,647 shares at December 31, 2009 and 39,468,523 shares at December 31, 2008	44,616	39,469
Capital contributed in excess of par	881,735	853,281
Accumulated other comprehensive loss	(30,016)	(45,341)
Distributions in excess of net income	(317,682)	(201,080)
Total equity – Pennsylvania Real Estate Investment Trust	**578,653**	**646,329**
Noncontrolling interest	56,151	51,934
Total equity	**634,804**	**698,263**
Total liabilities and equity	**$ 3,346,580**	**$ 3,444,277**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

(in thousands of dollars, except per share amounts)	For the Year Ended December 31, 2009	(as revised) 2008	(as revised) 2007
Revenue:			
Base rent	$ 298,185	$ 295,608	$ 288,509
Expense reimbursements	137,759	138,331	135,080
Percentage rent	5,357	7,157	9,067
Lease termination revenue	2,154	4,114	1,589
Other real estate revenue	16,598	18,284	19,369
Interest and other income	3,035	4,499	6,976
Total revenue	**463,088**	**467,993**	**460,590**
Expenses:			
Operating expenses:			
CAM and real estate tax	(141,758)	(133,943)	(127,955)
Utilities	(24,074)	(24,837)	(24,965)
Operating expenses	(27,744)	(27,740)	(26,090)
Total operating expenses	**(193,576)**	**(186,520)**	**(179,010)**
Depreciation and amortization	(166,570)	(150,041)	(130,632)
Other expenses:			
General and administrative expenses	(37,558)	(40,324)	(41,415)
Impairment of assets and abandoned project costs	(75,012)	(28,889)	(1,531)
Income taxes and other expenses	(169)	(237)	(413)
Total other expenses	**(112,739)**	**(69,450)**	**(43,359)**
Interest expense, net	(133,460)	(115,013)	(100,188)
Gain on extinguishment of debt	27,047	27,074	—
Total expenses	**(579,298)**	**(493,950)**	**(453,189)**
(Loss) income before equity in income of partnerships, gains on sales of real estate, and discontinued operations	(116,210)	(25,957)	7,401
Equity in income of partnerships	10,102	7,053	4,637
Gains on sales of real estate	4,311	—	2,310
(Loss) income from continuing operations	**(101,797)**	**(18,904)**	**14,348**
Discontinued operations:			
Operating results from discontinued operations	2,203	2,549	2,073
Gains on sales of discontinued operations	9,503	—	6,699
Income from discontinued operations	**11,706**	**2,549**	**8,772**
Net (loss) income	(90,091)	(16,355)	23,120
Net loss (income) attributed to noncontrolling interest	4,353	589	(2,016)
Net (loss) income before redemption of and dividends on preferred shares	**(85,738)**	**(15,766)**	**21,104**
Redemption of preferred shares	—	—	13,347
Dividends on preferred shares	—	—	(7,941)
Net (loss) income attributable to Pennsylvania Real Estate Investment Trust	**$ (85,738)**	**$ (15,766)**	**$ 26,510**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations (continued)
Earnings per Share

(in thousands of dollars, except per share amounts)	For the Year Ended December 31, 2009	(as revised) 2008	(as revised) 2007
(Loss) income from continuing operations	$ (101,797)	$ (18,904)	$ 14,348
Noncontrolling interest – continuing operations	4,115	541	(1,818)
Redemption of preferred shares	–	–	13,347
Dividends on preferred shares	–	–	(7,941)
(Loss) income from continuing operations available to common shareholders	(97,682)	(18,363)	17,936
Dividends on restricted shares	(797)	(1,222)	(1,088)
(Loss) income from continuing operations used to calculate earnings per share – basic and diluted	**$ (98,479)**	**$ (19,585)**	**$ 16,848**
Income from discontinued operations	11,706	2,549	8,772
Noncontrolling interest – discontinued operations	238	48	(198)
Income from discontinued operations used to calculate earnings per share – basic and diluted	**$ 11,944**	**$ 2,597**	**$ 8,574**
Basic (loss) earnings per share:			
(Loss) income from continuing operations	$ (2.40)	$ (0.50)	$ 0.45
Income from discontinued operations	0.29	0.07	0.23
	$ (2.11)	**$ (0.43)**	**$ 0.68**
Diluted (loss) earnings per share:			
(Loss) income from continuing operations	$ (2.40)	$ (0.50)	$ 0.44
Income from discontinued operations	0.29	0.07	0.23
	$ (2.11)	**$ (0.43)**	**$ 0.67**
Weighted average shares outstanding – basic	40,953	38,807	37,577
Effect of dilutive common share equivalents[1]	–	–	325
Weighted average shares outstanding – diluted	**40,953**	**38,807**	**37,902**

(1) For the years ended December 31, 2009 and December 31, 2008, there are net losses allocable to common shareholders from continuing operations, so the effect of common share equivalents of 12 and 14 for the years ended December 31, 2009 and December 31, 2008, respectively, is excluded from the calculation of diluted loss per share.

See accompanying notes to consolidated financial statements.

Consolidated Statements of Equity and Comprehensive Income

For the years ended December 31, 2009, 2008 and 2007

			PREIT Shareholders					
(in thousands of dollars, except per share amounts)	Total Equity	Comprehensive Income (Loss)	Shares of Beneficial Interest $1.00 Par	Preferred Shares $0.01 Par	Capital Contributed in Excess of Par	Accumulated Other Comprehensive Loss	Distributions in Excess of Net Income (Loss)	Non-controlling Interest
Balance January 1, 2007	**$ 1,043,664**	**$ —**	**$ 36,947**	**$ 25**	**$ 917,322**	**$ 7,893**	**$ (32,886)**	**$ 114,363**
Comprehensive income (loss):								
Net income	23,120	23,120	—	—	—	—	21,104	2,016
Unrealized loss on derivatives	(14,644)	(14,644)	—	—	—	(14,644)	—	—
Other comprehensive loss	(217)	(217)	—	—	—	(217)	—	—
Total comprehensive income	8,259	$ 8,259						2,016
Shares issued upon redemption of Operating Partnership Units	—		2,053	—	51,231	—	—	(53,284)
Shares issued upon exercise of options	221		76	—	145	—	—	—
Shares issued under distribution reinvestment and share purchase plan	3,883		98	—	3,785	—	—	—
Shares issued under employee share purchase plans	762		20	—	742	—	—	—
Shares issued under equity incentive plans, net of retirements	(2,090)		93	—	(2,183)	—	—	—
Repurchase of common shares	(5,444)		(153)	—	(3,291)	—	(2,000)	—
Preferred share redemption	(129,956)		—	(25)	(143,278)	—	13,347	—
Capped calls	(12,578)		—	—	(12,578)	—	—	—
Exchangeable notes discount	19,255		—	—	19,255	—	—	—
Amortization of deferred compensation	7,071		—	—	7,071	—	—	—
Distributions paid to common shareholders ($2.28 per share)	(86,475)		—	—	—	—	(86,475)	—
Distributions paid to preferred shareholders ($3.50 per share)	(8,659)		—	—	—	—	(8,659)	—
Distributions paid to noncontrolling interest:								
Distributions paid to Operating Partnership unitholders ($2.28 per unit)	(7,582)		—	—	—	—	—	(7,582)
Distributions to noncontrolling interest, net	(347)		—	—	—	—	—	(347)
Balance December 31, 2007	**$ 829,984**		**$ 39,134**	**$ —**	**$ 838,221**	**$ (6,968)**	**$ (95,569)**	**$ 55,166**
Comprehensive income (loss):								
Net loss	(16,355)	(16,355)	—		—	—	(15,766)	(589)
Unrealized loss on derivatives	(38,415)	(38,415)	—		—	(38,415)	—	—
Other comprehensive income	42	42	—		—	42	—	—
Total comprehensive loss	(54,728)	$ (54,728)						(589)
Shares issued upon redemption of Operating Partnership Units	—		42		973	—	—	(1,015)
Shares issued upon exercise of options	610		26		584	—	—	—
Shares issued under distribution reinvestment and share purchase plan	1,329		70		1,259	—	—	—
Shares issued under employee share purchase plans	729		45		684	—	—	—
Shares issued under equity incentive plans, net of retirements	(28)		176		(204)	—	—	—
Repurchase of common shares	(624)		(24)		(600)	—	—	—
Adjustment for Outperformance plan (note 9)	2,911		—		2,911	—	—	—
Amortization of deferred compensation	9,453		—		9,453	—	—	—
Distributions paid to common shareholders ($2.28 per share)	(89,745)		—		—	—	(89,745)	—
Distributions paid to noncontrolling interest:								
Distributions paid to Operating Partnership unitholders ($2.28 per unit)	(4,957)		—		—	—	—	(4,957)
Contributions from noncontrolling interest, net	3,329		—		—	—	—	3,329
Balance December 31, 2008	**$ 698,263**		**$ 39,469**		**$ 853,281**	**$ (45,341)**	**$ (201,080)**	**$ 51,934**
Comprehensive income (loss):								
Net loss	(90,091)	(90,091)	—		—	—	(85,738)	(4,353)
Unrealized gain on derivatives	14,558	14,558	—		—	13,836	—	722
Other comprehensive income	1,567	1,567	—		—	1,489	—	78
Total comprehensive loss	(73,966)	$ (73,966)						(3,553)
Shares issued upon redemption of Operating Partnership Units	—		13		276	—	—	(289)
Shares issued under distribution reinvestment and share purchase plan	260		45		215	—	—	—
Shares issued under employee share purchase plans	502		102		400	—	—	—
Shares issued under equity incentive plans, net of retirements	(207)		687		(894)	—	—	—
Shares issued for repurchase of exchangeable notes	24,988		4,300		20,688	—	—	—
Amortization of deferred compensation	7,769		—		7,769	—	—	—
Distributions paid to common shareholders ($0.74 per share)	(30,864)		—		—	—	(30,864)	—
Distributions paid to noncontrolling interest:								
Distributions paid to Operating Partnership unitholders ($0.74 per unit)	(1,610)		—		—	—	—	(1,610)
Contributions from noncontrolling interest, net	9,669		—		—	—	—	9,669
Balance December 31, 2009	**$ 634,804**		**$ 44,616**		**$ 881,735**	**$ (30,016)**	**$ (317,682)**	**$ 56,151**

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

(in thousands of dollars)	For the Year Ended December 31, 2009	(as revised) 2008	(as revised) 2007
Cash flows from operating activities:			
Net (loss) income	$ (90,091)	$ (15,766)	$ 21,104
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation	134,301	117,988	100,020
Amortization	40,672	28,915	22,278
Straight-line rent adjustments	(1,308)	(2,338)	(2,439)
Provision for doubtful accounts	6,567	4,666	2,414
Amortization of deferred compensation	7,769	8,634	7,071
Amortization of Outperformance Program	—	819	819
Gain on sales of real estate investments and discontinued operations	(13,814)	—	(9,009)
Net gain on forward starting swap activities	—	(2,002)	—
Impairment of assets and abandoned project costs	75,012	28,889	1,531
Gain on extinguishment of debt	(27,047)	(27,074)	—
Change in assets and liabilities:			
Net change in other assets	(1,914)	(9,393)	(5,979)
Net change in other liabilities	6,001	(8,375)	11,676
Net cash provided by operating activities	**136,148**	**124,963**	**149,486**
Cash flows from investing activities:			
Additions to construction in progress	(128,364)	(307,411)	(213,761)
Investments in real estate improvements	(39,113)	(25,027)	(32,524)
Investments in real estate acquisitions, net of cash acquired	(458)	(11,914)	(11,657)
Additions to leasehold improvements	(317)	(762)	(945)
Investments in partnerships	(1,811)	(4,006)	(13,654)
Capitalized leasing costs	(4,341)	(5,314)	(4,830)
Cash proceeds from sales of real estate investments	62,595	126	32,286
Decrease in cash escrows	3,313	7,181	1,130
Increase in notes receivable from tenants	—	(10,000)	—
Cash distributions from partnerships in excess of equity in income	5,091	3,888	1,578
Net cash used in investing activities	**(103,405)**	**(353,239)**	**(242,377)**
Cash flows from financing activities:			
Net borrowing from (repayment of) 2003 Credit Facility	86,000	70,000	(2,000)
Borrowings from senior unsecured 2008 Term Loan	—	170,000	—
Proceeds from mortgage loans	75,602	633,265	150,000
Proceeds from sale of exchangeable notes	—	—	281,031
Repayment of mortgage loans	(39,933)	(506,514)	(56,663)
Repayment of corporate notes	—	—	(1,148)
Principal installments on mortgage loans	(17,561)	(21,603)	(23,123)
Repurchase of exchangeable notes	(47,156)	(15,912)	—
Net payment from settlement of forward-starting interest swap agreements	—	(16,503)	4,069
Payment of deferred financing costs	(3,397)	(10,487)	(4,201)
Purchase of capped calls	—	—	(12,578)
Dividends paid to common shareholders	(30,864)	(89,745)	(86,475)
Dividends paid to preferred shareholders	—	—	(8,659)
Distributions paid to Operating Partnership unitholders and noncontrolling interest	(1,610)	(4,957)	(7,582)
Shares of beneficial interest issued	659	3,217	19,157
Shares of beneficial interest repurchased, other	(114)	(624)	(6,983)
Shares of beneficial interest repurchased under share repurchase program	—	—	(5,444)
Redemption of preferred shares	—	—	(129,955)
Operating Partnership units purchased or redeemed	—	—	(4,438)
Contributions from investor with noncontrolling interest in project	10,088	—	—
Net cash provided by financing activities	**31,714**	**210,137**	**105,008**
Net change in cash and cash equivalents	64,457	(18,139)	12,117
Cash and cash equivalents, beginning of year	9,786	27,925	15,808
Cash and cash equivalents, end of year	**$ 74,243**	**$ 9,786**	**$ 27,925**

See accompanying notes to consolidated financial statements.

Notes To Consolidated Financial Statements

For the Years Ended December 31, 2009, 2008 and 2007

1. Summary of Significant Accounting Policies

NATURE OF OPERATIONS | Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust founded in 1960 and one of the first equity real estate investment trusts ("REITs") in the United States, has a primary investment focus on retail shopping malls and strip and power centers located in the eastern half of the United States, primarily in the Mid-Atlantic region. As of December 31, 2009, the Company's portfolio consisted of a total of 54 properties in 13 states, including 38 shopping malls, 13 strip and power centers and three properties under development. The ground-up development portion of the Company's portfolio contained three properties in two states, with two classified as "mixed use" (a combination of retail and other uses), and one classified as "other."

The Company holds its interest in its portfolio of properties through its operating partnership, PREIT Associates, L.P. (the "Operating Partnership"). The Company is the sole general partner of the Operating Partnership and, as of December 31, 2009, the Company held a 95.0% interest in the Operating Partnership, and consolidates it for reporting purposes. The presentation of consolidated financial statements does not itself imply that the assets of any consolidated entity (including any special-purpose entity formed for a particular project) are available to pay the liabilities of any other consolidated entity, or that the liabilities of any consolidated entity (including any special-purpose entity formed for a particular project) are obligations of any other consolidated entity.

The Company evaluates operating results and allocates resources on a property-by-property basis, and does not distinguish or evaluate consolidated operations on a geographic basis. No individual property constitutes more than 10% of consolidated revenue or assets, and thus the individual properties have been aggregated into one reportable segment based upon their similarities with regard to the nature of the Company's properties and the nature of the Company's tenants and operational processes, as well as long-term financial performance. In addition, no single tenant accounts for 10% or more of consolidated revenue, and none of the Company's properties are located outside the United States.

Pursuant to the terms of the partnership agreement of the Operating Partnership, each of the limited partners has the right to redeem such partner's units of limited partnership interest in the Operating Partnership ("OP Units") for cash or, at the election of the Company, the Company may acquire such OP Units for common shares of the Company on a one-for-one basis, in some cases beginning one year following the respective issue date of the OP Units and in other cases immediately. In the event of the redemption of all of the outstanding OP Units held by limited partners for cash, the total amount that would have been distributed as of December 31, 2009 would have been $19.7 million, which is calculated using the Company's December 31, 2009 closing share price on the New York Stock Exchange of $8.46 multiplied by the number of outstanding OP Units held by limited partners.

The Company provides its management, leasing and real estate development services through two companies: PREIT Services, LLC ("PREIT Services"), which generally develops and manages properties that the Company consolidates for financial reporting purposes, and PREIT-RUBIN, Inc. ("PRI"), which generally develops and manages properties that the Company does not consolidate for financial reporting purposes, including properties owned by partnerships in which the Company owns an interest and properties that are owned by third parties in which the Company does not have an interest. PREIT Services and PRI are consolidated. PRI is a taxable REIT subsidiary, as defined by federal tax laws, which means that it is able to offer an expanded menu of services to tenants without jeopardizing the Company's continuing qualification as a REIT under federal tax law.

CONSOLIDATION | The Company consolidates its accounts and the accounts of the Operating Partnership and other controlled subsidiaries and reflects the remaining interest of such entities as noncontrolling interest. All significant intercompany accounts and transactions have been eliminated in consolidation.

CURRENT ECONOMIC DOWNTURN, CHALLENGING CAPITAL MARKET CONDITIONS, THE COMPANY'S LEVERAGE AND NEAR TERM CAPITAL NEEDS | The downturn in the overall economy and the disruptions in the financial markets have reduced consumer confidence and negatively affected employment and consumer spending on retail goods. As a result, the sales and profit performance of retailers in general has decreased, sales at the Company's properties in particular have decreased, and the Company has experienced delays or deferred decisions regarding the openings of new retail stores and of lease renewals. The Company is adjusting its plans and actions to take into account the difficult current environment.

In addition, credit markets have experienced significant dislocations and liquidity disruptions. These circumstances have materially affected liquidity in the debt markets, making financing terms for borrowers less attractive, and in certain cases have resulted in the limited availability or unavailability of certain types of debt financing.

The difficult conditions in the market for debt capital and commercial mortgage loans, including the commercial mortgage backed securities market, and the downturn in the general economy and its effect on retail sales, as well as the Company's significant leverage resulting from the use of debt to fund its redevelopment program and other development activity, have combined to necessitate that the Company vary its approach to obtaining, using and recycling capital. The Company intends to consider all of its available options for accessing the capital markets, given its position and constraints.

The amounts remaining to be invested in the last phases of the Company's current redevelopment projects are significantly less than in 2009, and the Company believes it has access to sufficient capital to fund these remaining amounts.

The Company is contemplating ways to reduce its leverage through a variety of means available to it, and subject to and in accordance with the terms of the 2010 Credit Facility. These steps might include obtaining equity capital, including through the issuance of equity securities if market conditions are favorable, through joint ventures or other partnerships or arrangements involving the contribution of assets with institutional investors, private equity investors or other REITs, through sales of properties with values in excess of their mortgage loans or allocable debt and application of the excess proceeds to debt reduction, or through other actions.

PARTNERSHIP INVESTMENTS | The Company accounts for its investments in partnerships that it does not control using the equity method of accounting. These investments, each of which represent a 40% to 50% noncontrolling ownership interest at December 31, 2009, are recorded initially at the Company's cost and subsequently adjusted for the Company's share of net equity in income and cash contributions and distributions. The Company does not control any of these equity method investees for the following reasons:

- Except for two properties that the Company co-manages with its partner, the other entities are managed on a day-to-day basis by one of the Company's other partners as the managing general partner in each of the respective partnerships. In the case of the co-managed properties, all decisions in the ordinary course of business are made jointly.
- The managing general partner is responsible for establishing the operating and capital decisions of the partnership, including budgets, in the ordinary course of business.
- All major decisions of each partnership, such as the sale, refinancing, expansion or rehabilitation of the property, require the approval of all partners.
- Voting rights and the sharing of profits and losses are in proportion to the ownership percentages of each partner.

STATEMENTS OF CASH FLOWS | The Company considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents. At December 31, 2009 and 2008, cash and cash equivalents totaled $74.2 million and $9.8 million, respectively, and included tenant security deposits of $4.1 million and $4.5 million, respectively. Cash paid for interest, including interest related to discontinued operations, was $124.9 million, $117.5 million and $109.5 million for the years ended December 31, 2009, 2008 and 2007, respectively, net of amounts capitalized of $5.6 million, $16.0 million and $16.3 million, respectively.

SIGNIFICANT NON-CASH TRANSACTIONS | Accrued construction expenses decreased $27.1 million in the twelve months ended December 31, 2009, representing a non-cash decrease in construction in progress.

In October 2009, the Company repurchased $35.0 million in aggregate principal amount of its 4% Senior Exchangeable Notes due in 2012 ("Exchangeable Notes") in exchange for 1.3 million common shares with a fair market value of $10.0 million and $13.3 million of cash. In June 2009, the Company repurchased $25.0 million in aggregate principal amount of its Exchangeable Notes in exchange for 3.0 million common shares with a fair market value of $15.0 million.

In February 2008, the Company acquired a 0.1% general partner interest and a 49.8% limited partner interest in Bala Cynwyd Associates, L.P. ("BCA") for $3.9 million. In June 2009, the Company acquired an additional 49.9% of the limited partner interest in BCA for 140,745 OP Units pursuant to a put/call arrangement. In connection with the acquisition of partnership interests in BCA in 2008, the Company consolidated an $8.0 million mortgage loan.

On June 6, 2007, the Company issued 1,580,211 common shares in exchange for a like number of OP Units in a transaction with an entity that is an affiliate of Mark Pasquerilla, a trustee of the Company.

Accounting Policies

USE OF ESTIMATES | The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting periods. Actual results could differ from those estimates.

The Company's management makes complex or subjective assumptions and judgments in applying its critical accounting policies. In making these judgments and assumptions, management considers, among other factors:

- events and changes in property, market and economic conditions;
- estimated future cash flows from property operations; and
- the risk of loss on specific accounts or amounts.

The estimates and assumptions made by the Company's management in applying its critical accounting policies have not changed materially over time, and none of these estimates or assumptions have proven to be materially incorrect or resulted in the Company recording any significant adjustments relating to prior periods. The Company will continue to monitor the key factors underlying its estimates and judgments, but no change is currently expected.

REVENUE RECOGNITION | The Company derives over 95% of its revenue from tenant rent and other tenant-related activities. Tenant rent includes base rent, percentage rent, expense reimbursements (such as common area maintenance, real estate taxes and utilities), amortization of above-market and below-market intangibles (as described below under "Intangible Assets") and straight-line rent. The Company records base rent on a straight-line basis, which means that the monthly base rent income according to the terms of the Company's leases with its tenants is adjusted so that an average monthly rent is recorded for each tenant over the term of its lease. When tenants vacate prior to the end of their lease, the Company accelerates amortization of any related unamortized straight-line rent balances, and unamortized above-market and below-market intangible balances are amortized as a decrease or increase to real estate revenue, respectively. The straight-line rent adjustment increased revenue by approximately $1.3 million in 2009, $2.3 million in 2008 and $2.4 million in 2007. The straight-line receivable balances included in tenant and other receivables on the accompanying balance sheet as of December 31, 2009 and December 31, 2008 were $24.9 million and $24.2 million, respectively.

Percentage rent represents rental income that the tenant pays based on a percentage of its sales, either as a percentage of their total sales or as a percentage of sales over a certain threshold. In the latter case, the Company does not record percentage rent until the sales threshold has been reached. Revenue for rent received from tenants prior to their due dates is deferred until the period to which the rent applies.

In addition to base rent, certain lease agreements contain provisions that require tenants to reimburse a fixed or pro rata share of certain common area maintenance costs and real estate taxes. Tenants generally make expense reimbursement payments monthly based on a budgeted amount determined at the beginning of the year. During the year, the Company's income increases or decreases based on actual expense levels and changes in other factors that influence the reimbursement amounts, such as occupancy levels. As of December 31, 2009 and 2008, the Company's accounts receivable included accrued income of $8.9 million and $11.7 million, respectively, because actual reimbursable expense amounts able to be billed to tenants under applicable contracts exceeded amounts actually billed. Subsequent to the end of the year, the Company prepares a reconciliation of the actual amounts due from tenants. The difference between the actual amount due and the amounts paid by the tenant throughout the year is billed or credited to the tenant, depending on whether the tenant paid too little or too much during the year.

Payments made to tenants as inducements to enter into a lease are treated as deferred costs that are amortized as a reduction of rental revenue over the term of the related lease.

No single tenant represented 10% or more of the Company's rental revenue in any period presented.

Lease termination fee income is recognized in the period when a termination agreement is signed, collectibility is assured and the Company is no longer obligated to provide space to the tenant. In the event that a tenant is in bankruptcy when the termination agreement is signed, termination fee income is deferred and recognized when it is received.

The Company also generates revenue by providing management services to third parties, including property management, brokerage, leasing and development. Management fees generally are a percentage of managed property revenue or cash receipts. Leasing fees are earned upon the consummation of new leases. Development fees are earned over the time period of the development activity and are recognized on the percentage of completion method. These activities are collectively included in "Interest and other income" in the consolidated statements of operations.

FAIR VALUE | Fair value accounting applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; the standard does not require any new fair value measurements of reported balances.

These new accounting requirements emphasize that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, these accounting requirements establish a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. The Company utilizes the fair value hierarchy in its accounting for derivatives (level 2), financial instruments (level 3) and in its impairment reviews of real estate assets (level 3) and goodwill (level 3).

DERIVATIVES | Currently, the Company uses interest rate swaps and caps to manage its interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs.

The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements. Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2009, the Company has assessed the significance of the effect of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

FINANCIAL INSTRUMENTS | Carrying amounts reported on the balance sheet for cash and cash equivalents, tenant and other receivables, accrued expenses, other liabilities and the 2003 Credit Facility approximate fair value due to the short-term nature of these instruments. The majority of the Company's variable-rate debt is subject to interest rate swaps that have effectively fixed the interest rates on the underlying debt. The estimated fair value for fixed-rate debt, which is calculated for disclosure purposes, is based on the borrowing rates available to the Company for fixed-rate mortgage loans and corporate notes payable with similar terms and maturities.

ASSET IMPAIRMENT | Real estate investments and related intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the property might not be recoverable. A property to be held and used is considered impaired only if management's estimate of the aggregate future cash flows, less estimated capital expenditures, to be generated by the property, undiscounted and without interest charges, are less than the carrying value of the property. This estimate takes into consideration factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. In addition, these estimates may consider a probability weighted cash flow estimation approach when alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or when a range of possible values is estimated.

The determination of undiscounted cash flows requires significant estimates by management, including the expected course of action at the balance sheet date that would lead to such cash flows. Subsequent changes in estimated undiscounted cash flows arising from changes in the anticipated action to be taken with respect to the property could impact the determination of whether an impairment exists and whether the effects could materially impact the Company's net income. To the extent estimated undiscounted cash flows are less than the carrying value of the property, the loss will be measured as the excess of the carrying amount of the property over the estimated fair value of the property.

Assessment of the recoverability by the Company of certain lease related costs must be made when the Company has a reason to believe that the tenant might not be able to perform under the terms of the lease as originally expected. This requires the Company to make estimates as to the recoverability of such costs.

An other than temporary impairment of an investment in an unconsolidated joint venture is recognized when the carrying value of the investment is not considered recoverable based on evaluation of the severity and duration of the decline in value. To the extent impairment has occurred, the excess carrying value of the asset over its estimated fair value is charged to income.

GOODWILL | The Company conducts an annual review of its goodwill balances for impairment to determine whether an adjustment to the carrying value of goodwill is required. The Company has determined the fair value of its properties and the goodwill that is associated with certain of its properties. Fair value is determined by applying a capitalization rate to the Company's estimate of projected income at those properties. The Company also considers factors such as property sales performance, market position and current and future operating results.

The Company's intangible assets on the accompanying consolidated balance sheets at December 31, 2009 and 2008 included $7.2 million (net of $1.1 million of amortization expense recognized prior to January 1, 2002) of goodwill recognized in connection with the acquisition of The Rubin Organization in 1997.

Changes in the carrying amount of goodwill for the three years ended December 31, 2009 were as follows:

(in thousands of dollars)	Basis	Accumulated Amortization	Impairment Write-Offs	Total
Balance, January 1, 2007	**$ 12,877**	**$ (1,073)**	**$ —**	**$ 11,804**
Goodwill divested	—	—	—	—
Balance, December 31, 2007	**12,877**	**(1,073)**	**—**	**11,804**
Impairment	—	—	(4,648)	(4,648)
Balance, December 31, 2008	**12,877**	**(1,073)**	**(4,648)**	**7,156**
Goodwill divested	—	—	—	—
Balance, December 31, 2009	**$ 12,877**	**$ (1,073)**	**$ (4,648)**	**$ 7,156**

REAL ESTATE | Land, buildings, fixtures and tenant improvements are recorded at cost and stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations or replacements, which improve or extend the life of an asset, are capitalized and depreciated over their estimated useful lives.

For financial reporting purposes, properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings	30-50 years
Land improvements	15 years
Furniture/fixtures	3-10 years
Tenant improvements	Lease term

The Company is required to make subjective assessments as to the useful lives of its real estate assets for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those assets based on various factors, including industry standards, historical experience and the condition of the asset at the time of acquisition. These assessments have a direct impact on the Company's net income. If the Company were to determine that a longer expected useful life was appropriate for a particular asset, it would be depreciated over more years, and, other things being equal, result in less annual depreciation expense and higher annual net income.

Gains from sales of real estate properties and interests in partnerships generally are recognized using the full accrual method provided that various criteria are met relating to the terms of sale and any subsequent involvement by the Company with the properties sold.

REAL ESTATE ACQUISITIONS | The Company accounts for its property acquisitions by allocating the purchase price of a property to the property's assets based on management's estimates of their fair value. Debt assumed in connection with property acquisitions is recorded at fair value at the acquisition date, and the resulting premium or discount is amortized through interest expense over the remaining term of the debt, resulting in a non-cash decrease (in the case of a premium) or increase (in the case of a discount) in interest expense. The determination of the fair value of intangible assets requires significant estimates by management and considers many factors, including the Company's expectations about the underlying property and the general market conditions in which the property operates. The judgment and subjectivity inherent in such assumptions can have a significant impact on the magnitude of the intangible assets that the Company records.

INTANGIBLE ASSETS | The Company allocates a portion of the purchase price of a property to intangible assets. The Company's methodology for this allocation includes estimating an "as-if vacant" fair value of the physical property, which is allocated to land, building and improvements. The difference between the purchase price and the "as-if vacant" fair value is allocated to intangible assets. There are three categories of intangible assets to be considered: (i) value of in-place leases, (ii) above- and below-market value of in-place leases and (iii) customer relationship value.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases comparable to the acquired in-place leases, as well as the value associated with lost rental revenue during the assumed lease-up period. The value of in-place leases is amortized as real estate amortization over the remaining lease term.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimates of fair market lease rates for the comparable in-place leases, based on factors such as historical experience, recently executed transactions and specific property issues, measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market lease values is amortized as a reduction of rental income over the remaining terms of the respective leases. The value of below-market lease values is amortized as an increase to rental income over the remaining terms of the respective leases, including any below-market optional renewal periods.

The Company allocates purchase price to customer relationship intangibles based on management's assessment of the value of such relationships.

The following table presents the Company's intangible assets and liabilities, net of accumulated amortization, as of December 31, 2009 and 2008:

(in thousands of dollars)	As of December 31, 2009	2008
Value of in-place lease intangibles	$ 28,360	$ 55,745
Above-market lease intangibles	3,462	5,395
Subtotal	**31,822**	**61,140**
Goodwill (see above)	7,156	7,156
Total intangible assets	**$ 38,978**	**$ 68,296**
Below-market lease intangibles	**$ (5,942)**	**$ (7,996)**

Amortization of in-place lease intangibles was $27.4 million, $29.1 million and $29.0 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Amortization of above-market and below-market lease intangibles increased revenue by $0.1 million in 2009 and decreased revenue by $0.6 million and $0.1 million in 2008 and 2007, respectively.

In the normal course of business, the Company's intangible assets will amortize in the next five years and thereafter as follows:

(in thousands of dollars) For the Year Ended December 31,	In-Place Lease Intangibles	Above/(Below) Market Leases
2010	$ 22,042	$ 142
2011	5,086	197
2012	1,189	(29)
2013	43	(249)
2014	—	(437)
2015 and thereafter	—	(2,104)
Total	**$ 28,360**	**$ (2,480)**

ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS | The determination to classify an asset as held for sale requires significant estimates by the Company about the property and the expected market for the property, which are based on factors including recent sales of comparable properties, recent expressions of interest in the property, financial metrics of the property and the condition of the property. The Company must also determine if it will be possible under those market conditions to sell the property for an acceptable price within one year. When assets are identified by management as held for sale, the Company discontinues depreciating the assets and estimates the sales price, net of selling costs, of such assets. The Company generally considers operating properties to be held for sale when they meet the criteria which include factors such as whether the sale transaction has been approved by the appropriate level of management and there are no known material contingencies relating to the sale such that the sale is probable and is expected to qualify for recognition as a completed sale within one year. If, in management's opinion, the net sales price of the asset that has been identified as held for sale is less than the net book value of the asset, the asset is written down to fair value less the cost to sell. Assets and liabilities related to assets classified as held for sale are presented separately in the consolidated balance sheet.

Assuming no significant continuing involvement, a sold operating real estate property is considered a discontinued operation. In addition, operating properties classified as held for sale are considered discontinued operations. Operating properties classified as discontinued operations are reclassified as such in the consolidated statement of operations for each period presented. Interest expense that is specifically identifiable to the property is used in the computation of interest expense attributable to discontinued operations. See note 2 for a description of the properties included in discontinued operations. Land parcels and other portions of operating properties, non-operating real estate and investments in partnerships are excluded from discontinued operations treatment.

CAPITALIZATION OF COSTS | Costs incurred in relation to development and redevelopment projects for interest, property taxes and insurance are capitalized only during periods in which activities necessary to prepare the property for its intended use are in progress. Costs incurred for such items after the property is substantially complete and ready for its intended use are charged to expense as incurred. Capitalized costs, as well as tenant inducement amounts and internal and external commissions, are recorded in construction in progress. The Company capitalizes a portion of development department employees' compensation and benefits related to time spent involved in development and redevelopment projects.

The Company capitalizes payments made to obtain options to acquire real property. Other related costs that are incurred before acquisition that are expected to have ongoing value to the project are capitalized if the acquisition of the property is probable. If the property is acquired, such costs are included in the amount recorded as the initial value of the asset. Capitalized pre-acquisition costs are charged to expense when it is probable that the property will not be acquired. The Company recorded abandoned project costs of $0.8 million, $1.3 million and $1.5 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company capitalizes salaries, commissions and benefits related to time spent by leasing and legal department personnel involved in originating leases with third-party tenants.

The following table summarizes the Company's capitalized salaries and benefits, real estate taxes and interest for the years ended December 31, 2009, 2008 and 2007:

(in thousands of dollars)	For the Year Ended December 31, 2009	2008	2007
Development/Redevelopment:			
Salaries and benefits	$ 2,123	$ 3,276	$ 2,349
Real estate taxes	$ 951	$ 2,380	$ 2,236
Interest	$ 5,613	$ 15,968	$ 16,259
Leasing:			
Salaries, commissions and benefits	$ 4,341	$ 5,314	$ 4,830

TENANT RECEIVABLES | The Company makes estimates of the collectibility of its tenant receivables related to tenant rent including base rent, straight-line rent, expense reimbursements and other revenue or income. The Company specifically analyzes accounts receivable, including straight-line rent receivable, historical bad debts, customer creditworthiness and current economic and industry trends when evaluating the adequacy of the allowance for doubtful accounts. The receivables analysis places particular emphasis on past-due accounts and considers the nature and age of the receivables, the payment history and financial condition of the payor, the basis for any disputes or negotiations with the payor, and other information that could affect collectibility. In addition, with respect to tenants in bankruptcy, the Company makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the time required to reach an ultimate resolution of these claims can exceed one year. These estimates have a direct effect on the Company's net income because higher bad debt expense results in less net income, other things being equal. For straight-line rent, the collectibility analysis considers the probability of collection of the unbilled deferred rent receivable given the Company's experience regarding such amounts.

BOSCOV'S INC. NOTE RECEIVABLE | The Company has a note receivable from a subsidiary of Boscov's, Inc. with an outstanding principal balance of $10.0 million as of December 31, 2009 and 2008. The note was originated in December 2008. The note bears interest at the rate of 18.0% per annum, of which 10.0% is payable monthly, and 8.0% is deferred and either paid annually in January of each year that the note is outstanding or added to the principal balance. The note matures in December 2013 at which time all principal and deferred interest is payable. The note may be prepaid in whole or in part at any time without premium or penalty. Interest payments under the note were current as of December 31, 2009. Boscov's, Inc. owns 39 Boscov's department stores, eight of which are located at properties owned by the Company, and one of which is located at a property owned by a partnership in which the Company owns a 50% interest. Boscov's, Inc. filed for bankruptcy protection in August 2008, and exited from bankruptcy in September 2009.

INCOME TAXES | The Company has elected to qualify as a real estate investment trust under Sections 856-860 of the Internal Revenue Code of 1986, as amended, and intends to remain so qualified.

Earnings and profits, which determine the taxability of distributions to shareholders, will differ from net income (loss) reported for financial reporting purposes due to differences in cost basis, differences in the estimated useful lives used to compute depreciation and differences between the allocation of the Company's net income and loss for financial reporting purposes and for tax reporting purposes.

The Company is subject to a federal excise tax computed on a calendar year basis. The excise tax equals 4% of the excess, if any, of 85% of the Company's ordinary income plus 95% of the Company's capital gain net income for the year plus 100% of any prior year shortfall over cash distributions during the year, as defined by the Internal Revenue Code. The Company has, in the past, distributed a substantial portion of its taxable income in the subsequent fiscal year and might also follow this policy in the future.

No provision for excise tax was made for the years ended December 31, 2009, 2008, and 2007, as no excise tax was due in those years.

The per share distributions paid to shareholders had the following components for the years ended December 31, 2009, 2008, and 2007:

	For the Year Ended December 31,		
	2009	2008	2007
Ordinary income	$ 0.63	$ 2.25	$ 2.11
Capital gains	0.11	—	—
Return of capital	—	0.03	0.17
	$ 0.74	**$ 2.28**	**$ 2.28**

The Company follows accounting requirements that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. The Company must determine whether it is "more likely than not" that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the more likely than not recognition threshold, the position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement to determine the amount of benefit to recognize in the financial statements.

PRI is subject to federal, state and local income taxes. The Company had no provision or benefit for federal or state income taxes in the years ended December 31, 2009, 2008 and 2007. The Company had net deferred tax assets of $5.1 million and $5.3 million for the years ended December 31, 2009 and 2008, respectively. The deferred tax assets are primarily the result of net operating losses. A valuation allowance has been established for the full amount of the deferred tax assets, since it is more likely than not that these will not be realized.

The Company recorded expense of $0.1 million, $0.2 million and $0.2 million related to Philadelphia net profits tax for each of the years ended December 31, 2009, 2008 and 2007, respectively.

The aggregate cost basis and depreciated basis for federal income tax purposes of the Company's investment in real estate was approximately $3,921.7 million and $3,091.2 million, respectively, at December 31, 2009, and $3,864.4 million and $3,108.1 million, respectively, at December 31, 2008.

DERIVATIVES | In the normal course of business, the Company is exposed to financial market risks, including interest rate risk on its interest-bearing liabilities. The Company endeavors to limit these risks by following established risk management policies, procedures and strategies, including the use of derivative financial instruments. The Company does not use derivative financial instruments for trading or speculative purposes.

Derivative financial instruments are recorded on the balance sheet as assets or liabilities based on the instruments' fair value. Changes in the fair value of derivative financial instruments are recognized currently in earnings, unless the derivative financial instrument meets the criteria for hedge accounting. If the derivative financial instruments meet the criteria for a cash flow hedge, the gains and losses in the fair value of the instrument are deferred in other comprehensive income. Gains and losses on a cash flow hedge are reclassified into earnings when the forecasted transaction affects earnings. A contract that is designated as a hedge of an anticipated transaction that is no longer likely to occur is immediately recognized in earnings.

The anticipated transaction to be hedged must expose the Company to interest rate risk, and the hedging instrument must reduce the exposure and meet the requirements for hedge accounting. The Company must formally designate the instrument as a hedge and document and assess the effectiveness of the hedge at inception and on a quarterly basis. Interest rate hedges that are designated as cash flow hedges hedge future cash outflows on debt.

OPERATING PARTNERSHIP UNIT REDEMPTIONS | Shares issued upon redemption of OP Units are recorded at the book value of the OP Units surrendered.

SHARE-BASED COMPENSATION EXPENSE | The Company follows the expense recognition provisions of required accounting provisions, which require all share based payments to employees, including grants of employee stock options and restricted shares, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period.

EARNINGS PER SHARE | The difference between basic weighted average shares outstanding and diluted weighted average shares outstanding is the dilutive impact of common stock equivalents. Common stock equivalents consist primarily of shares to be issued under employee share compensation programs and outstanding share options whose exercise price was less than the average market price of the Company's share during these periods.

RECENT ACCOUNTING PRONOUNCEMENTS | *ACCOUNTING FOR CONVERTIBLE DEBT* | Effective January 1, 2009, the Company adopted new accounting requirements that clarify the accounting treatment for convertible debt instruments that may be settled in cash upon either mandatory or optional conversion (including partial cash settlement). The Company's Exchangeable Notes are within the scope of these new accounting requirements. The Company was required to retrospectively apply these new accounting requirements to prior periods, and recorded the impact of its adoption of these new accounting requirements as of the issuance date of the Exchangeable Notes (May 2007). Pursuant to these new accounting requirements, the value assigned to the debt component is the estimated fair value of a similar bond without the conversion feature, which would result in the debt being recorded at a discount. The Company determined that the fair value of the conversion feature at the date of the issuance was $19.3 million, which was recorded as an increase to capital contributed in excess of par and a decrease to Exchangeable Notes in the accompanying consolidated balance sheets at inception. The amount that was recorded for the conversion feature is not amortized. The debt discount is amortized as additional non-cash interest expense over the period during which the debt is expected to be outstanding. The unamortized discount on the Exchangeable Notes was $4.7 million and $11.4 million as of December 31, 2009 and December 31, 2008, respectively, following repurchases of some outstanding Exchangeable Notes by the Company in 2009 and 2008. The implementation of this new accounting requirement resulted in an increase to interest expense and net loss of $3.5 million and $2.1 million from amounts previously reported for the years ended December 31, 2008 and December 31, 2007, respectively.

BUSINESS COMBINATIONS | Effective January 1, 2009, the Company prospectively adopted new accounting requirements relating to business combinations. These new accounting requirements apply to all transactions or other events in which an entity obtains control of one or more businesses, including those combinations achieved without the transfer of consideration. These new accounting requirements expand the scope of the acquisition method of accounting to include all business combinations and require an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interests in the acquiree at their fair values as of the acquisition date. Additionally, these new accounting requirements change the way entities account for business combinations achieved in stages by requiring the identifiable assets and liabilities to be measured at fair value at the acquisition date. These new accounting requirements require entities to directly expense transaction costs. The adoption of these new accounting requirements did not have a material effect on the Company's consolidated financial statements.

CLASSIFICATION AND MEASUREMENT OF REDEEMABLE SECURITIES | Effective January 1, 2009, the Company adopted new accounting requirements related to the classification and measurement of redeemable securities. The ownership interests in a subsidiary that are held by owners other than the parent are noncontrolling interests (which were previously reported on the consolidated balance sheet as "Minority interest"). Under these new accounting requirements, noncontrolling interest represents the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. Under these new accounting requirements, such noncontrolling interests are reported on the consolidated balance sheets within equity, separately from the Company's equity. Consolidated statements of equity are included for both quarterly and annual financial statements, including beginning balances, activity for the period and ending balances. On the consolidated statements of operations, revenue, expenses and net loss are reported at the consolidated amounts including both the amounts attributable to the Company and to noncontrolling interests. However, in accordance with these new accounting requirements, securities (including those considered to be noncontrolling interests) that are redeemable for cash or other assets at the option of the holder, not solely within the control of the issuer, must be classified outside of permanent equity. The Company makes this determination based on terms in applicable agreements, specifically in relation to redemption provisions. Additionally, with respect to noncontrolling interests for which the Company has a choice to settle the contract by delivery in its own shares, the Company considered the guidance relating to the accounting for derivative financial instruments indexed to, and potentially settled in, a company's own stock, to evaluate whether such provisions are solely within the Company's control. The Company has concluded that for its noncontrolling interests that allow for redemption in either cash or Company shares, all such provisions are solely within its control. As a result of its evaluation, the Company has determined that all of its noncontrolling interests qualify as permanent equity, and therefore are not subject to the classification and measurement provisions of these new accounting requirements.

Also as a result of the adoption of these new accounting requirements, the statement of operations captions entitled "Income (loss) before minority interest," "Minority interest" and "Net income (loss)" are now entitled "Net income (loss)," "Net income (loss) attributable to noncontrolling interest" and "Net income (loss) attributable to PREIT," respectively.

As of December 31, 2009, the Company has a 99.8% interest in Bala Cynwyd Associates, L.P. ("BCA") and an option to purchase the remaining interests, as described in note 3. BCA owns an office building. The Company has consolidated the assets, liabilities and results of operations of BCA in the Company's consolidated financial statements. The interest that was not owned by the Company is reflected in noncontrolling interest on the accompanying consolidated balance sheets of $15,000 and $3.8 million as of December 31, 2009 and December 31, 2008, respectively.

DISCLOSURES ABOUT DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES | Effective January 1, 2009, the Company adopted new accounting requirements relating to disclosures about derivative instruments and hedging activities, which require enhanced disclosures about an entity's derivative and hedging activities and thereby improve the transparency of financial reporting (see note 5 for the Company's disclosure relating to its derivative activities).

ACCOUNTING FOR TRANSFERS OF FINANCIAL ASSETS | On January 1, 2010, the Company adopted new accounting requirements relating to accounting for transfers of financial assets. The recognition and measurement provisions of these new accounting requirements are applied to transfers that occur on or after the effective date. The disclosure provisions of these new accounting requirements are applied to transfers that occurred both before and after the effective date of the new accounting requirements. The adoption of these new accounting requirements did not have a material effect on the Company's consolidated financial statements.

VARIABLE INTEREST ENTITIES | On January 1, 2010, the Company adopted new accounting requirements relating to variable interest entities. These new accounting requirements amend the existing accounting guidance as follows: a) to require an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity, identifying the primary beneficiary of a variable interest entity; b) to require ongoing reassessment of whether an enterprise is the primary beneficiary of a variable interest entity, rather than only when specific events occur; c) to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest; d) to amend certain guidance for determining whether an entity is a variable interest entity; e) to add an additional reconsideration event when changes in facts and circumstances pertinent to a variable interest entity occur; f) to eliminate the exception for troubled debt restructuring regarding variable interest entity reconsideration; and g) to require advanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. The adoption of these new accounting requirements did not have a material effect on the Company's consolidated financial statements.

FASB ACCOUNTING STANDARDS CODIFICATION | Effective September 30, 2009, the Company adopted the Financial Accounting Standards Board Accounting Standards Codification ("ASC"). The ASC is the sole source of authoritative United States GAAP for interim and annual periods ending after September 15, 2009, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. The adoption of the ASC did not have a significant effect on the Company's consolidated financial statements.

2. Real Estate Activities

Investments in real estate as of December 31, 2009 and 2008 were comprised of the following:

	As of December 31,	
(in thousands of dollars)	2009	2008
Buildings, improvements and construction in progress	$ 3,129,354	$ 3,140,371
Land, including land held for development	554,959	567,677
Total investments in real estate	**3,684,313**	**3,708,048**
Accumulated depreciation	(623,309)	(516,832)
Net investments in real estate	**$ 3,061,004**	**$ 3,191,216**

IMPAIRMENT OF ASSETS AND ABANDONED PROJECT COSTS | During the years ended December 31, 2009 and December 31, 2008, the Company recorded asset impairment charges and abandoned project costs totaling $75.0 million and $28.9 million, respectively, which are included in "Impairment of assets and abandoned project costs" in the consolidated statement of operations. Details about the assets that were written down are as follows:

	As of December 31,		
(in thousands of dollars)	2009	2008	2007
Orlando Fashion Square	$ 62,700	$ —	$ —
Springhills	11,484	—	—
Monroe Marketplace	70	—	—
White Clay Point	—	11,799	—
Sunrise Plaza	—	7,027	—
Goodwill	—	4,648	—
Valley View Downs	—	3,032	—
Predevelopment costs	—	936	—
Land held for development	—	150	—
Abandoned project costs	758	1,297	1,531
Total	**$ 75,012**	**$ 28,889**	**$ 1,531**

2009 IMPAIRMENTS | During 2009, Orlando Fashion Square experienced significant decreases in non-anchor occupancy and net operating income as a result of unfavorable economic conditions in the Orlando market combined with negative trends in the retail sector. The occupancy declines resulted from store closings from bankrupt and underperforming tenants. Net operating income at this property was also impacted by an increase in the number of tenants paying a percentage of their sales in lieu of minimum rent combined with declining tenant sales. As a result of these conditions, in connection with the preparation of the Company's 2010 business plan and budgets, management determined that its estimate of future cash flows, net of estimated capital expenditures, to be generated by the property were less than the carrying value of the property. As a result, the Company determined that the property was impaired and a write down of $62.7 million to the property's estimated fair value of $40.2 million was necessary.

Springhills is a mixed use ground-up development project located in Gainesville, Florida. During the fourth quarter of 2009, in connection with the Company's 2010 business planning process, which included a strategic review of its future development projects, management determined that the development plans for Springhills were uncertain. Consequently, the Company recorded an impairment loss of $11.5 million, to write down the carrying amount of the project to the estimated fair value of $22.0 million.

In May 2009, the Company sold an outparcel and related land improvements containing an operating restaurant at Monroe Marketplace in Selinsgrove, Pennsylvania for $0.9 million. The Company recorded an asset impairment charge of $0.1 million immediately prior to this transaction because the sales price of the parcel was less than the carrying value of the parcel.

2008 IMPAIRMENTS | White Clay Point is a mixed use ground-up development project located in Landenberg, Pennsylvania. During the fourth quarter of 2008, in connection with the Company's 2009 business planning process, which included a strategic review of its future development projects, management determined that the development plans for White Clay Point were uncertain. Consequently, the Company recorded an impairment loss of $11.8 million, which represents the aggregate of the costs excluding the purchase price of the land that had been capitalized to date for this development.

Sunrise Plaza is an operating power center located in Forked River, New Jersey. During the fourth quarter 2008, in connection with the Company's 2009 business planning process, which included a strategic review of its future development projects, management determined that Sunrise Plaza's carrying value exceeded its fair value. Consequently, the Company recorded an impairment loss of $7.0 million, which represents the excess of the carrying value of the project's assets over their fair value determined by their future discounted cash flows.

In September 2008, the Company entered into an Amendment Agreement with Valley View Downs, LP ("Valley View") and Centaur Pennsylvania, LLC ("Centaur") with respect to the development of a proposed harness racetrack and casino in western Pennsylvania (the "Project") to be owned and operated by Valley View. The Amendment Agreement amends the terms of the Binding Memorandum of Understanding dated October 7, 2004, as amended by Amendment No. 1 to the Binding Memorandum of Understanding dated October 1, 2007, among the Company, Valley View and Centaur (the "MOU").

Pursuant to the Amendment Agreement, the Company will permit Centaur and Valley View to suspend any payments to the Company otherwise required by the MOU and the related development agreement until September 30, 2010. If there is a sale or other disposition by Valley View and Centaur of all or substantially all of their economic interest in the project on or prior to September 30, 2010, the Company and Valley View have agreed (i) that the Company will accept a cash payment of $13.0 million to the Company in satisfaction of the obligations of Valley View to the Company under the MOU and development agreement, and (ii) upon such payment, the MOU and the development agreement will be terminated. If a disposition and payment do not occur on or prior to September 30, 2010, the obligations of Centaur and Valley View to make the payments to the Company required by the MOU and development agreement will be reinstated. In the fourth quarter of 2008, the Company recorded a $3.0 million impairment charge against the amounts the Company has spent in connection with the MOU and the fees the Company has earned under the development agreement. The decision was made following a downgrade in Centaur's credit rating by major rating agencies, which caused the Company to conclude that there is significant uncertainty that it will recover the carrying amounts of the accounts receivable and the original investment associated with this project.

Valley View has obtained a harness racing license for the proposed racetrack and has applied for a license to operate a casino, but has advised the Company of the prospect of the sale or other disposition of its economic interest in the Project.

During the fourth quarter of 2008, the Company determined that there was significant uncertainty about the likelihood that it would continue in its plans to acquire a site in West Chester, Pennsylvania for a future mixed use project. The Company recorded an impairment charge of $0.9 million related to this project, representing the costs incurred related to this project to date.

During the fourth quarter of 2008, the Company determined that the carrying value of an undeveloped land parcel adjacent to its Viewmont Mall exceeded its fair value based on the Company's estimate of discounted cash flows associated with this parcel. Consequently, the Company recorded an impairment loss of $0.2 million.

2009 DISPOSITIONS | In May 2009, the Company sold an outparcel and related land improvements containing an operating restaurant at Monroe Marketplace in Selinsgrove, Pennsylvania for $0.9 million. The Company recorded an asset impairment charge of $0.1 million immediately prior to this transaction. No gain or loss was recorded from this sale.

In June 2009, the Company sold a land parcel adjacent to Woodland Mall in Grand Rapids, Michigan for $2.7 million. The parcel contained a department store that was subject to a ground lease. The Company recorded a gain of $0.2 million from this sale.

In June 2009, the Company sold two outparcels and related improvements adjacent to North Hanover Mall in Hanover, Pennsylvania for $2.0 million. The Company recorded a gain of $1.4 million from this sale.

In August 2009, the Company sold Crest Plaza in Allentown, Pennsylvania for $15.8 million. The Company recorded a gain of $3.4 million from this sale.

In October 2009, the Company sold two outparcels and related improvements adjacent to Monroe Marketplace in Selinsgrove, Pennsylvania for $2.8 million. No gain or loss was recorded from this sale.

In October 2009, the Company sold a parcel and related land improvements at Pitney Road Plaza in Lancaster, Pennsylvania for $10.2 million. The parcel contained a home improvement store that was subject to a ground lease. The Company recorded a gain of $2.7 million from this sale.

In October 2009, the Company sold a controlling interest in Northeast Tower Center in Philadelphia, Pennsylvania for $30.4 million. The Company recorded a gain of $6.1 million from this sale. In connection with the sale, the Company repaid the mortgage loan associated with the Northeast Tower Center, with a balance of $20.0 million at closing.

2007 DISPOSITIONS | In March 2007, the Company sold Schuylkill Mall in Frackville, Pennsylvania for $17.6 million. The Company recorded a gain of $6.7 million from this sale. In connection with the sale, the Company repaid the mortgage loan associated with Schuylkill Mall, with a balance of $16.5 million at closing.

In May 2007, the Company sold an outparcel and related land improvements containing an operating restaurant at New River Valley Mall in Christiansburg, Virginia for $1.6 million. The Company recorded a $0.6 million gain from this sale.

In May 2007, the Company sold an outparcel and related land improvements at Plaza at Magnolia in Florence, South Carolina for $11.3 million. The Company recorded a $1.5 million gain from this sale.

In August 2007, the Company sold undeveloped land adjacent to Wiregrass Commons in Dothan, Alabama for $2.1 million. The Company recorded a $0.3 million gain from this sale.

In December 2007, the Company sold undeveloped land in Monroe Township, Pennsylvania for $0.8 million. There was no gain or loss recorded from this sale.

DISCONTINUED OPERATIONS | The Company has presented as discontinued operations the operating results of Crest Plaza, Northeast Tower Center, Schuylkill Mall, South Blanding Village and Festival at Exton.

The following table summarizes revenue and expense information for the Company's discontinued operations:

(in thousands of dollars)	For the year ended December 31, 2009	2008	2007
Real estate revenue	$ 4,665	$ 6,086	$ 7,055
Expenses:			
Operating expenses	(1,182)	(1,431)	(2,260)
Depreciation and amortization	(1,176)	(1,571)	(1,768)
Interest expense	(104)	(535)	(954)
Total expenses	**(2,462)**	**(3,537)**	**(4,982)**
Operating results from discontinued operations	2,203	2,549	2,073
Gains on sales of discontinued operations	9,503	—	6,699
Income from discontinued operations	**$ 11,706**	**$ 2,549**	**$ 8,772**

2009 AND 2008 ACQUISITIONS | In January 2008, the Company entered into an agreement under which it acquired a 0.1% general partnership interest and a 49.8% limited partnership interest in Bala Cynwyd Associates, L.P. ("BCA"), and an option to purchase the remaining partnership interests in BCA in two closings in the second quarter of 2009 and the second quarter of 2010. BCA is the owner of One Cherry Hill Plaza, an office building located within the boundaries of the Company's Cherry Hill Mall in Cherry Hill, New Jersey. The Company acquired its interests in BCA for $3.9 million in cash paid at the first closing in February 2008. See note 11 for further discussion. The Company has consolidated BCA for financial reporting purposes. In June 2009, the Company acquired an additional 49.9% ownership interest.

In July 2008, the Company acquired a parcel in Lancaster, Pennsylvania for $8.0 million plus customary closing costs. This property was developed by the Company and is currently operating as Pitney Road Plaza.

In July 2008, the Company acquired land previously subject to ground lease at Wiregrass Commons in Dothan, Alabama for $3.2 million.

2007 ACQUISITIONS | In August 2007, the Company purchased a 116 acre land parcel in Monroe Township, Pennsylvania for $5.5 million. The Company had previously acquired an aggregate of approximately 10 acres on adjacent parcels. This property was developed by the Company and is currently operating as Monroe Marketplace.

In August 2007, the Company purchased Plymouth Commons, an office building adjacent to Plymouth Meeting Mall, for $9.2 million.

DEVELOPMENT ACTIVITIES | As of December 31, 2009 and 2008, the Company had capitalized $228.3 million and $421.2 million, respectively, related to construction and development activities. Of the balance at December 31, 2009, $2.1 million is included in "Deferred costs and other assets" in the accompanying consolidated balance sheets, $215.2 million is included in "Construction in progress," $1.7 million is included in "Investments in partnerships, at equity," and $9.3 million is included in "Land held for development." The Company had $0.4 million of deposits on land purchase contracts at December 31, 2009, of which $0.1 million was nonrefundable.

3. Investments in Partnerships

The following table presents summarized financial information of the equity investments in the Company's unconsolidated partnerships as of December 31, 2009 and 2008:

(in thousands of dollars)	As of December 31, 2009	2008
Assets:		
Investments in real estate, at cost:		
Retail properties	$ 393,197	$ 390,341
Construction in progress	3,602	4,402
Total investments in real estate	**396,799**	**394,743**
Accumulated depreciation	(116,313)	(102,804)
Net investments in real estate	**280,486**	**291,939**
Cash and cash equivalents	5,856	5,887
Deferred costs and other assets, net	21,254	22,848
Total assets	**307,596**	**320,674**
Liabilities and Partners' Equity (deficit):		
Mortgage loans	365,565	370,206
Other liabilities	13,858	18,308
Total liabilities	**379,423**	**388,514**
Net deficit	(71,827)	(67,840)
Partners' share	(37,382)	(33,659)
Company's share	(34,445)	(34,181)
Excess investment[1]	13,733	16,143
Advances	4,635	5,414
Net investments and advances	**$ (16,077)**	**$ (12,624)**
Investment in partnerships, at equity	$ 32,694	$ 36,164
Distributions in excess of partnership investments	(48,771)	(48,788)
Net investments and advances	**$ (16,077)**	**$ (12,624)**

(1) *Excess investment represents the unamortized difference between the Company's investment and the Company's share of the equity in the underlying net investment in the partnerships. The excess investment is amortized over the life of the properties, and the amortization is included in "Equity in income of partnerships."*

The Company records distributions from its equity investments up to an amount equal to the equity in income of partnerships as cash from operating activities. Amounts in excess of the Company's share of the income in the equity investments are treated as a return of partnership capital and recorded as cash from investing activities.

Mortgage loans, which are secured by eight of the partnership properties (including one property under development), are due in installments over various terms extending to the year 2018, with interest rates ranging from 0.88% to 8.02% and a weighted-average interest rate of 3.41% at December 31, 2009. The liability under each mortgage loan is limited to the partnership that owns the particular property. The Company's proportionate share, based on its respective partnership interest, of principal payments due in the next five years and thereafter is as follows:

(in thousands of dollars) For the Year Ended December 31,	Company's Proportionate Share: Principal Amortization	Balloon Payments	Total	Property Total
2010	$ 1,750	$ 112,562	$ 114,312	$ 228,687
2011	1,260	56,745	58,005	116,073
2012	246	3,708	3,954	9,795
2013	195	—	195	391
2014	209	—	209	419
2015 and thereafter	953	4,148	5,101	10,200
	$ 4,613	**$177,163**	**$181,776**	**$365,565**

The following table summarizes the Company's share of equity in income of partnerships for the years ended December 31, 2009, 2008 and 2007:

	For the Year Ended December 31,		
(in thousands of dollars)	2009	2008	2007
Real estate revenue	$ 74,693	$ 75,168	$ 70,116
Expenses:			
Operating expenses	(24,737)	(23,112)	(22,095)
Interest expense	(13,851)	(21,226)	(24,472)
Depreciation and amortization	(15,489)	(16,458)	(13,763)
Total expenses	**(54,077)**	**(60,796)**	**(60,330)**
Net income	20,616	14,372	9,786
Less: Partners' share	(10,206)	(7,154)	(4,893)
Company's share	10,410	7,218	4,893
Amortization of excess investment	(308)	(165)	(256)
Equity in income of partnerships	**$ 10,102**	**$ 7,053**	**$ 4,637**

FINANCING ACTIVITY I In October 2008, the unconsolidated partnership that owns Whitehall Mall in Allentown, Pennsylvania entered into a new $12.4 million, 10-year mortgage loan with a fixed interest rate of 7.00% to replace the prior mortgage loan on the property. The Company's interest in the unconsolidated partnership is 50%.

In July 2006, Lehigh Valley Associates entered into a $150.0 million mortgage loan that is secured by Lehigh Valley Mall. The Company owns an indirect 50% partnership interest in this entity. The mortgage loan had an initial term of 12 months, during which monthly payments of interest only were required. The loan bears interest at the one month LIBOR rate, reset monthly, plus a spread of 0.56%. There were three separate one-year extension options. In August 2007, June 2008 and July 2009, the partnership that owns the mall exercised the first, second and third one-year extension options, respectively.

In October 2009, Red Rose Commons Associates, LP entered into a $23.9 million mortgage loan that is secured by Red Rose Commons in Lancaster, Pennsylvania. The Company owns an indirect 50% partnership interest in this entity. The mortgage loan has an initial term of two years, during which monthly payments of interest only are required. The loan bears interest at a variable rate of LIBOR plus 4.00%, with a floor of 6.00% per annum. The proceeds from the mortgage loan were used to repay the previous mortgage loan that was secured by Red Rose Commons, of which the Company's share was $12.3 million.

In November 2005, the unconsolidated partnership that owns Springfield Mall in Springfield, Pennsylvania entered into a $76.5 million mortgage loan that is secured by Springfield Mall. The Company owns an indirect 50% ownership interest in this entity. The mortgage loan had an initial term of two years, during which interest only payments were required. The mortgage loan bears interest at an annual rate equal to, at the election of the Company, LIBOR plus 1.10% or at a base rate equal to the prime rate, or if greater, the federal funds rate plus 0.50%. There were three separate one-year extension options, provided that there is no event of default and provided that certain other conditions are met, as required under the loan agreement. In November 2007, the partnership that owns the mall exercised the first extension option, in November 2008, the partnership exercised the second extension option and made a principal payment of $4.2 million, and in December 2009, the partnership exercised the third extension option.

4. Financing Activity

AMENDED, RESTATED AND CONSOLIDATED SENIOR SECURED CREDIT AGREEMENT | On March 11, 2010, PREIT Associates and PRI (collectively, the "Borrower"), together with PR Gallery I Limited Partnership ("GLP") and Keystone Philadelphia Properties, L.P. ("KPP"), two other subsidiaries of the Company, entered into an Amended, Restated and Consolidated Senior Secured Credit Agreement comprised of 1) an aggregate $520.0 million term loan made up of a $436.0 million term loan ("Term Loan A") to PALP and PRI and a separate $84.0 million term loan ("Term Loan B") to the other two subsidiaries (collectively, the "2010 Term Loan") and 2) a $150.0 million revolving line of credit (the "Revolving Facility," and, together with the 2010 Term Loan, the "2010 Credit Facility") with Wells Fargo Bank, National Association, and the other financial institutions signatory thereto.

The 2010 Credit Facility replaces the previously existing $500.0 million unsecured revolving credit facility, as amended (the "2003 Credit Facility"), and a $170.0 million unsecured term loan (the "2008 Term Loan") that had been scheduled to mature on March 20, 2010. All capitalized terms used and not otherwise defined in the description of the 2010 Credit Facility have the meanings ascribed to such terms in the 2010 Credit Facility.

The initial term of the 2010 Credit Facility is three years, and the Borrower has the right to one 12-month extension of the initial maturity date, subject to certain conditions and to the payment of an extension fee of 0.50% of the then outstanding Commitments.

The Company used the initial proceeds from the 2010 Credit Facility to repay outstanding balances under the 2003 Credit Facility and 2008 Term Loan. At closing, the $520.0 million 2010 Term Loan was fully outstanding and $70.0 million was outstanding under the Revolving Facility.

Amounts borrowed under the 2010 Credit Facility bear interest at a rate between 4.00% and 4.90% per annum, depending on the Company's leverage, in excess of LIBOR, with no floor. The initial rate in effect was 4.90% per annum in excess of LIBOR. In determining the Company's leverage (the ratio of Total Liabilities to Gross Asset Value), the capitalization rate used to calculate Gross Asset Value is 8.00%. The unused portion of the Revolving Facility is subject to a fee of 0.40% per annum.

The obligations under Term Loan A are secured by first priority mortgages on 20 of the Company's properties and a second lien on one property, and the obligations under Term Loan B are secured by first priority leasehold mortgages on the properties ground leased by GLP and KPP (the "Gallery Properties"). The foregoing properties constitute substantially all of our previously unencumbered retail properties.

PREIT and certain of its subsidiaries that are not otherwise prevented from doing so serve as guarantors for funds borrowed under the 2010 Credit Facility.

The aggregate amount of the lender Revolving Commitments and 2010 Term Loan under the 2010 Credit Facility is required to be reduced by $33.0 million by March 11, 2011, by a cumulative total of $66.0 million by March 11, 2012 and by a cumulative total of $100.0 million by March 11, 2013 (if the Company exercises its right to extend the Termination Date), including all payments (except payments pertaining to the Release Price of a Collateral Property) resulting in permanent reduction of the aggregate amount of the Revolving Commitments and 2010 Term Loan.

The 2010 Credit Facility contains provisions regarding the application of proceeds from a Capital Event. A Capital Event is any event by which the Borrower raises additional capital, whether through an asset sale, joint venture, additional secured or unsecured debt, issuance of equity, or from excess proceeds after payment of a Release Price. Capital Events do not include Refinance Events or other specified events. After payment of interest and required distributions, the Remaining Capital Event Proceeds will generally be applied in the following order:

If the Facility Debt Yield is less than 11.00% or the Corporate Debt Yield is less than 10.00%, Remaining Capital Event Proceeds will be allocated 25% to pay down the Revolving Facility (repayments of the Revolving Facility generally may be reborrowed) and 75% to pay down and permanently reduce Term Loan A (or Term Loan B if Term Loan A is repaid in full) or, if the Revolving Facility balance is or would become $0 as a result of such payment, to pay down the Revolving Facility in full and to use any remainder of that 25% to pay down and permanently reduce Term Loan A (or Term Loan B if Term Loan A is repaid in full). So long as the Facility Debt Yield is greater than or equal to 11.00% and the Corporate Debt Yield is greater than or equal to 10.00% and each will remain so immediately after the Capital Event, and so long as either the Facility Debt Yield is less than 12.00% or the Corporate Debt Yield is less than 10.25% and will remain so immediately after the Capital Event, the Remaining Capital Event Proceeds will be allocated 75% to pay down the Revolving Facility and 25% to pay down and permanently reduce Term Loan A (or Term Loan B if Term Loan A is repaid in full) or, if the Revolving Facility balance is or would become $0 as a result of such payment, to pay down the Revolving Facility in full and to use any remainder of that 75% for general corporate purposes. So long as the Facility Debt Yield is greater than or equal to 12.00% and the Corporate Debt Yield is greater than or equal to 10.25% and each will remain so immediately after the Capital Event, Remaining Capital Event Proceeds will be applied 100% to pay down the Revolving Facility, or if the Revolving Facility balance is or would become $0 as a result of such payment, to pay down the Revolving Facility in full and to use any remainder for general corporate purposes. Remaining proceeds from a Capital Event or Refinance Event relating to Cherry Hill Mall will be used to pay down the Revolving Facility and may be reborrowed only to repay the Company's unsecured indebtedness.

The 2010 Credit Facility also contains provisions regarding the application of proceeds from a Refinance Event. A Refinance Event is any event by which the Company raises additional capital from refinancing of secured debt encumbering an existing asset, not including collateral for the 2010 Credit Facility. The proceeds in excess of the amount required to retire an existing secured debt will be applied, after payment of interest, to pay down the Revolving Facility, or if the Revolving Facility balance is or would become $0 as a result of such payment, to pay down the Revolving Facility in full and to use any remainder for general corporate purposes. Remaining proceeds from a Capital Event or Refinancing Event relating to the Gallery Properties may only be used to pay down and permanently reduce Term Loan B (or, if the outstanding balance on Term Loan B is or would become $0 as a result such payment, to pay down Term Loan B in full and to pay any remainder in accordance with the preceding paragraph).

A Collateral Property will be released as security upon a sale or refinancing, subject to payment of the Release Price and the absence of any default or Event of Default. If, after release of a Collateral Property (and giving pro forma effect thereto), the Facility Debt Yield will be less than 11.00%, the Release Price will be the Minimum Release Price plus an amount equal to the lesser of (A) the amount that, when paid and applied to the 2010 Term Loan, would result in a Facility Debt Yield equal to 11.00% and (B) the amount by which the greater of (1) 100.0% of net cash proceeds and (2) 90.0% of the gross sales proceeds exceeds the Minimum Release Price. The Minimum Release Price is 110% (120% if, after the Release, there will be fewer than 10 Collateral Properties) multiplied by the proportion that the value of the property to be released bears to the aggregate value of all of the Collateral Properties on the closing date of the 2010 Credit Facility, multiplied by the amount of the then Revolving Commitments plus the aggregate principal amount then outstanding under the 2010 Term Loan. In general, upon release of a Collateral Property, the post-release Facility Debt Yield must be greater than or equal to the pre-release Facility Debt Yield. Release payments must be used to pay down and permanently reduce the amount of the Term Loan.

The 2010 Credit Facility contains affirmative and negative covenants customarily found in facilities of this type, including, without limitation, requirements that the Company maintain, on a consolidated basis: (1) minimum Tangible Net Worth of not less than $483.1 million, minus non-cash impairment charges with respect to the Properties recorded in the quarter ended December 31, 2009, plus 75% of the Net Proceeds of all Equity Issuances effected at any time after September 30, 2009; (2) maximum ratio of Total Liabilities to Gross Asset Value of 0.75:1; (3) minimum ratio of EBITDA to Interest Expense of 1.60:1; (4) minimum ratio of Adjusted EBITDA to Fixed Charges of 1.35:1; (5) maximum Investments in unimproved real estate and predevelopment costs not in excess of 3.0% of Gross Asset Value; (6) maximum Investments in Persons other than Subsidiaries, Consolidated Affiliates and Unconsolidated Affiliates not in excess of 1.0% of Gross Asset Value; (7) maximum Investments in Indebtedness secured by Mortgages in favor of the Company, the Borrower or any other Subsidiary not in excess of 1.0% of Gross Asset Value on the basis of cost; (8) the aggregate value of the Investments and the other items subject to the preceding clauses (5) through (7) shall not exceed 5.0% of Gross Asset Value; (9) maximum Investments in Consolidation Exempt Entities not in excess of 20.0% of Gross Asset Value; (10) a maximum Gross Asset Value attributable to any one Property not in excess of 15.0% of Gross Asset Value; (11) maximum Projects Under Development not in excess of 10.0% of Gross Asset Value; (12) maximum Floating Rate Indebtedness in an aggregate outstanding principal amount not in excess of one-third of all Indebtedness of the Company, its Subsidiaries, its Consolidated Affiliates and its Unconsolidated Affiliates; (13) minimum Corporate Debt Yield of 9.50%, provided that such Corporate Debt Yield may be less than 9.50% for one period of two consecutive fiscal quarters, but may not be less than 9.25%; and (14) Distributions may not exceed 110% of REIT taxable income for a fiscal year, but if the Corporate Debt Yield exceeds 10.00%, then the aggregate amount of Distributions may not exceed the greater of 75% of FFO and 110% of REIT Taxable Income (unless necessary for the Company to retain its status as a REIT), and if a Facility Debt Yield of 11.00% and a Corporate Debt Yield of 10.00% are achieved and continuing, there are no limits on Distributions under the 2010 Credit Facility, so long as no Default or Event of Default would result from making such Distributions. The Company is required to maintain its status as a REIT at all times.

2003 CREDIT FACILITY | As of December 31, 2009, the amounts borrowed under the Company's $500.0 million 2003 Credit Facility bore interest at a rate between 0.95% and 2.00% per annum over LIBOR based on leverage. In determining leverage, the capitalization rate used to calculate Gross Asset Value was 7.50%. In the determination of the Company's Gross Asset Value, when the Company completes the redevelopment or development of a property and it was Placed in Service, the amount of Construction in Progress of such property included in Gross Asset Value was gradually reduced over a four quarter period. The availability of funds under the 2003 Credit Facility was subject to compliance with financial and other covenants and agreements. In October 2008, the Company exercised an option to extend the term of the 2003 Credit Facility to March 2010.

As of December 31, 2009 and 2008, $486.0 million and $400.0 million, respectively, were outstanding under the 2003 Credit Facility. The Company pledged $3.0 million under the 2003 Credit Facility as collateral for letters of credit, and the unused portion of the 2003 Credit Facility that was available to the Company was $11.0 million at December 31, 2009. The weighted average effective interest rate based on amounts borrowed was 2.13%, 4.63% and 6.81% for the years ended December 31, 2009, 2008, and 2007, respectively. The weighted average interest rate on outstanding 2003 Credit Facility borrowings at December 31, 2009 was 2.24%.

EXCHANGEABLE NOTES | In May 2007, the Company, through its Operating Partnership, completed the sale of $287.5 million aggregate principal amount of its Exchangeable Notes. The net proceeds from the offering of $281.0 million were used for the repayment of indebtedness under the Company's 2003 Credit Facility, the cost of the capped call transactions related to the issuance of the Exchangeable Notes, and for other general corporate purposes. The Exchangeable Notes are general unsecured senior obligations of the Operating Partnership and rank equally in right of payment with all other senior unsecured indebtedness of the Operating Partnership. Interest payments are due on June 1 and December 1 of each year, began on December 1, 2007, and will continue until the maturity date of June 1, 2012. The Operating Partnership's obligations under the Exchangeable Notes are fully and unconditionally guaranteed by the Company.

The Exchangeable Notes bear interest at 4.00% per annum and contain an exchange settlement feature. Pursuant to this feature, upon surrender of the Exchangeable Notes for exchange, the Exchangeable Notes will be exchangeable for cash equal to the principal amount of the Exchangeable Notes and, with respect to any excess exchange value above the principal amount of the Exchangeable Notes, at the Company's option, for cash, common shares of the Company or a combination of cash and common shares at an initial exchange rate of 18.303 shares per $1,000 principal amount of Exchangeable Notes, or $54.64 per share. The Exchangeable Notes will be exchangeable only under certain circumstances. Prior to maturity, the Operating Partnership may not redeem the Exchangeable Notes except to preserve the Company's status as a real estate investment trust. If the Company undergoes certain change of control transactions at any time prior to maturity, holders of the Exchangeable Notes may require the Operating Partnership to repurchase their Exchangeable Notes in whole or in part for cash equal to 100% of the principal amount of the Exchangeable Notes to be repurchased plus unpaid interest, if any, accrued to the repurchase date, and there is a mechanism for holders to receive any excess exchange value. The indenture for the Exchangeable Notes does not contain any financial covenants.

In connection with the offering of the Exchangeable Notes, the Company and the Operating Partnership entered into capped call transactions with affiliates of the initial purchasers of the Exchangeable Notes. These agreements effectively increase the exchange price of the Exchangeable Notes to $63.74 per share. The cost of these agreements of $12.6 million was recorded in the equity section of the Company's consolidated balance sheet.

In 2009 and 2008, the Company repurchased $104.6 million and $46.0 million, respectively, in aggregate principal amount of its Exchangeable Notes in privately negotiated transactions in exchange for an aggregate $47.2 million in cash and 4.3 million common shares, with a fair market value of $25.0 million, in 2009, and for $15.9 million in cash in 2008. The Company terminated an equivalent notional amount of the related capped calls in 2009 and 2008.

The Company recorded gains on extinguishment of debt of $27.0 million and $27.1 million in 2009 and 2008, respectively. In connection with the repurchases, the Company retired an aggregate of $5.4 million and $3.0 million in 2009 and 2008, respectively, of deferred financing costs and debt discount.

As of December 31, 2009, $136.9 million in aggregate principal amount of Exchangeable Notes (excluding debt discount of $4.7 million) remained outstanding.

Interest expense related to the Exchangeable Notes was $8.6 million, $11.5 million and $7.4 million (excluding the non-cash amortization of debt discount of $2.8 million and $3.5 million and $2.1 million) for the years ended December 31, 2009, 2008 and 2007, respectively. The Exchangeable Notes had an effective interest rate of 5.85% for the year ended December 31, 2009, including the impact of debt discount amortization.

2008 TERM LOAN | In September 2008, the Company borrowed an aggregate of $170.0 million under a Term Loan with a stated interest rate of 2.50% above LIBOR (the "2008 Term Loan"). Also in 2008, the Company swapped the floating interest rate on the 2008 Term Loan balance to a weighted average effective fixed rate of 5.86%. The weighted average interest rate on amounts outstanding at December 31, 2009 was 5.29%.

Interest under the 2008 Term Loan was payable monthly in arrears, and no principal payment was due until the end of the term. The 2008 Term Loan contained lender yield protection provisions. The Company and certain of its subsidiaries were guarantors of the obligations arising under the 2008 Term Loan.

The 2008 Term Loan contains customary representations and affirmative and negative covenants, including compliance with certain financial covenants that are materially the same as those contained in the Company's 2003 Credit Facility.

MORTGAGE LOANS | Twenty-eight mortgage loans, which are secured by 26 of the Company's consolidated properties, are due in installments over various terms extending to the year 2017. Seventeen of the mortgage loans bear interest at a fixed rate and nine of the mortgage loans bear interest at variable rates that have been swapped to or capped at a fixed rate. These 26 mortgage loans have interest rates that range from 4.95% to 7.61% and had a weighted average interest rate of 5.80% at December 31, 2009. The Company also has two properties with variable interest rate mortgage loans that had a weighted average interest rate of 3.07% at December 31, 2009. The weighted average interest rate of all consolidated mortgage loans was 5.79%. Principal payments are due as follows:

(in thousands of dollars) For the Year Ended December 31,	Principal Amortization	Balloon Payments[1]	Total
2010	$ 19,988	$ 63,165	$ 83,153
2011	20,682	99,000	119,682
2012	18,893	374,971	393,864
2013	13,413	402,723	416,136
2014	11,753	96,900	108,653
2015 and thereafter	12,733	640,156	652,889
	$ 97,462	**$ 1,676,915**	**$ 1,774,377**
Debt Premium			2,744
			$ 1,777,121

(1) Due dates for certain of the balloon payments set forth in this table may be extended pursuant to the terms of the respective loan agreements.

The estimated fair values of mortgage loans based on year-end interest rates and market conditions at December 31, 2009 and 2008 are as follows:

(in millions of dollars)	2009		2008	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Mortgage loans	$1,777.1	$1,549.6	$ 1,760.3	$ 1,681.7

The mortgage loans contain various affirmative and negative covenants customarily found in loans such as these. As of December 31, 2009, the Company was in compliance with all of these covenants.

MORTGAGE LOAN ACTIVITY | The following table presents the mortgage loans that the Company entered into beginning January 1, 2007:

Financing Date	Property	Amount Financed or Extended (in millions of dollars):	Stated Rate	Hedged Rate	Maturity
2007 Activity:					
May	The Mall at Prince Georges[1]	$ 150.0	5.51 % fixed	n/a	June 2017
2008 Activity:					
January	Cherry Hill Mall[2][3]	55.0	5.51% fixed	n/a	October 2012
February	One Cherry Hill Plaza[1][4]	5.6	LIBOR plus 1.30%	n/a	August 2010
May	Creekview Center[5]	20.0	LIBOR plus 2.15%	5.56%	June 2010
June	Christiana Center[1][6]	45.0	LIBOR plus 1.85%	5.87%	June 2011
July	Paxton Towne Centre[1][6]	54.0	LIBOR plus 2.00%	5.84%	July 2011
September	Patrick Henry Mall[7]	97.0	6.34% fixed	n/a	October 2015
September	Jacksonville Mall[1][8]	56.3	LIBOR plus 2.10%	5.83%	September 2013
September	Logan Valley Mall[1][8][9]	68.0	LIBOR plus 2.10%	5.79%	September 2013
September	Wyoming Valley Mall[1][8][10]	65.0	LIBOR plus 2.25%	5.85%	September 2013
November	Francis Scott Key Mall[1]	55.0	LIBOR plus 2.35%	5.25%	December 2013
November	Viewmont Mall[1]	48.0	LIBOR plus 2.35%	5.25%	December 2013
December	Exton Square Mall[11]	70.0	7.50% fixed	n/a	January 2014
2009 Activity:					
March	New River Valley Center[12]	16.3	LIBOR plus 3.25%	5.75%	March 2012
June	Pitney Road Plaza[13]	6.4	LIBOR plus 2.50%	n/a	June 2010
June	Lycoming Mall[14]	33.0	6.84% fixed	n/a	June 2014
September	Northeast Tower Center[15]	20.0	LIBOR plus 2.75%	n/a	September 2011
2010 Activity:					
January	New River Valley Mall[1][16]	30.0	LIBOR plus 4.50%	6.33%	January 2013
March	Lycoming Mall[14]	2.5	6.84% fixed	n/a	June 2014

(1) *Interest only.*
(2) *Supplemental financing with a maturity date that coincides with the existing first mortgage loan.*
(3) *First 24 payments are interest only followed by principal and interest payments based on a 360-month amortization schedule.*
(4) *In February 2008, the Company entered into this mortgage loan as a result of the acquisition of BCA. The original maturity date of the mortgage loan was August 2009, with two separate one year extension options. In June 2009, the Company made a principal payment of $2.4 million and exercised the first extension option.*
(5) *The mortgage loan has a term of two years and three one-year extension options.*
(6) *The mortgage loan has a term of three years and two one-year extension options.*
(7) *Payments based on 25 year amortization schedule, with a balloon payment in October 2015.*
(8) *The mortgage loan has a term of five years and two one-year extension options.*
(9) *The mortgage loan bears interest at an annual rate equal to, at our election, LIBOR plus 2.10%, or a base rate equal to the prime rate, or if greater, the federal funds rate plus 0.50%, plus a margin of 0.50%.*
(10) *The mortgage loan bears interest at an annual rate equal to, at our election, LIBOR plus 2.25%, or a base rate equal to the prime rate, or if greater, the federal funds rate plus 0.50%, plus a margin of 0.50%.*
(11) *Payments based on 30 year amortization schedule, with balloon payment in January 2014. The mortgage loan has a term of three years and two one-year extension options.*
(12) *Mortgage loan has a term of three years and two one-year extension options.*
(13) *The Company has made draws of $6.4 million and a one time principal payment of $1.9 million in connection with the sale of a parcel at the property. The loan has one six-month extension option during the construction period. The Company has the option to convert the loan to a two-year loan at the end of the construction period.*
(14) *The mortgage loan agreement provides for a maximum loan amount of $38.0 million. The initial amount of the mortgage loan was $28.0 million. The Company took additional draws of $5.0 million in October 2009 and $2.5 million in March 2010.*
(15) *In October 2009, the Company repaid the $20.0 million mortgage loan on Northeast Tower Center in connection with the sale of a controlling interest in this property.*
(16) *The mortgage loan has a three year term and one one-year extension option. $25.0 million of the principal amount was swapped to a fixed rate of 6.33%*

In July 2008, the Company repaid a $12.7 million mortgage loan on Crossroads Mall in Beckley, West Virginia, using funds from its 2003 Credit Facility and available working capital.

In December 2008, the Company repaid a $93.0 million mortgage loan on Exton Square Mall in Exton, Pennsylvania using $70.0 million from a new mortgage loan on the property, the Company's 2003 Credit Facility, the Company's 2008 Term Loan and available working capital.

In January 2009, the Company repaid a $15.7 million mortgage loan on Palmer Park Mall in Easton, Pennsylvania using funds from its 2003 Credit Facility and 2008 Term Loan.

In June 2009, the Company made a principal payment of $2.4 million and exercised the first one-year renewal option on the mortgage loan on the One Cherry Hill Plaza office building in Cherry Hill, New Jersey.

In October 2009, the Company repaid the $20.0 million mortgage loan on Northeast Tower Center, a power center located in Philadelphia, Pennsylvania, in connection with a sale of a controlling interest in the property.

In November 2009, the Company entered into a one-year extension of a $34.3 million mortgage loan secured by Valley View Mall in La Crosse, Wisconsin, with two additional six-month extension options.

REMIC | In September 2008, the Company used the proceeds from four mortgage loans totaling $286.3 million, and borrowings under its 2003 Credit Facility and 2008 Term Loan to repay the Company's $400.9 million, 15 property real estate mortgage investment conduit (the "REMIC") in full. In connection with this repayment, the 15 malls were released from the liens under the REMIC, and four of these malls were used to secure new mortgage loan financings. The Company assumed the REMIC in connection with its 2003 merger with Crown American Realty Trust.

5. Derivatives

In the normal course of business, the Company is exposed to financial market risks, including interest rate risk on its interest bearing liabilities. The Company attempts to limit these risks by following established risk management policies, procedures and strategies, including the use of financial instruments. The Company does not use financial instruments for trading or speculative purposes.

CASH FLOW HEDGES OF INTEREST RATE RISK | The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company uses interest rate swaps and caps as part of its interest rate risk management strategy. The Company's outstanding derivatives have been designated as cash flow hedges. The effective portion of changes in the fair value of derivatives designated as, and that qualify as, cash flow hedges is recorded in "Accumulated other comprehensive income (loss)" and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. To the extent these instruments are ineffective as cash flow hedges, changes in the fair value of these instruments are recorded in "Interest expense, net." The Company recognizes all derivatives at fair value as either assets or liabilities in the accompanying consolidated balance sheets. The Company's derivative assets and liabilities are recorded in "Fair value of derivative instruments." During the year ended December 31, 2009, the Company's derivatives were used to hedge the variable cash flows associated with existing variable-rate debt.

During the years ended December 31, 2009 and 2007, the Company recorded no amounts associated with hedge ineffectiveness in earnings.

In 2008, the Company recorded a gain due to hedge ineffectiveness of $46,000 and a net loss of $358,000 due to hedge ineffectiveness. Also, for several of these swaps, the result of this change in estimates was that the swaps were no longer designated as cash flow hedges since they no longer met the requirements for hedge accounting. The Company recorded a net gain of $2.4 million in 2008 in connection with these swaps. The net gain represents the change in the fair market value of the swaps from the date of de-designation to the date when the swaps were either settled or redesignated.

Amounts reported in "Accumulated other comprehensive income (loss)" that are related to derivatives will be reclassified to "Interest expense, net" as interest payments are made on the Company's debt. During the next twelve months, the Company estimates that $14.2 million would be reclassified as an increase to interest expense in connection with derivatives.

The following table summarizes the terms and fair values of the Company's interest rate swap and cap derivative instruments at December 31, 2009 and December 31, 2008. The notional amounts at December 31, 2009 and 2008 provide an indication of the extent of the Company's involvement in these instruments at that time, but do not represent exposure to credit, interest rate or market risks.

Notional Value	Fair Value at December 31, 2009[1]	Fair Value at December 31, 2008[1]	Balance Sheet Location	Interest Rate[2]	Maturity Date
Interest Rate Swaps					
$25.0 million	$ (0.2) million	$ (0.6) million	Fair Value of derivative instruments	2.86%	March 20, 2010
$75.0 million	(0.4) million	(1.7) million	Fair Value of derivative instruments	2.83%	March 20, 2010
$30.0 million	(0.2) million	(0.7) million	Fair Value of derivative instruments	2.79%	March 20, 2010
$40.0 million	(0.2) million	(0.8) million	Fair Value of derivative instruments	2.65%	March 22, 2010
$20.0 million	(0.2) million	(0.7) million	Fair Value of derivative instruments	3.41%	June 1, 2010
$45.0 million	(1.9) million	(2.8) million	Fair Value of derivative instruments	4.02%	June 19, 2011
$54.0 million	(2.2) million	(3.3) million	Fair Value of derivative instruments	3.84%	July 25, 2011
$65.0 million	(2.5) million	(4.7) million	Fair Value of derivative instruments	3.60%	September 9, 2013
$68.0 million	(2.8) million	(5.2) million	Fair Value of derivative instruments	3.69%	September 9, 2013
$56.3 million	(2.4) million	(4.4) million	Fair Value of derivative instruments	3.73%	September 9, 2013
$55.0 million	(0.9) million	(2.3) million	Fair Value of derivative instruments	2.90%	November 29, 2013
$48.0 million	(0.7) million	(2.0) million	Fair Value of derivative instruments	2.90%	November 29, 2013
Interest Rate Cap					
$16.3 million	0.0 million	n/a	Fair Value of derivative instruments	2.50%	April 2, 2012
	$ (14.6) million	**$ (29.2) million**			

(1) As of December 31, 2009 and December 31, 2008, derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. As of December 31, 2009 and December 31, 2008, the Company does not have any significant fair value measurements using significant unobservable inputs (Level 3).

(2) Interest rate does not include the spread on the designated debt.

The table below presents the effect of the Company's derivative financial instruments on the statement of operations as of December 31, 2009.

	Year ended December 31, 2009	Statement of Operations location
Derivatives in cash flow hedging relationships		
Interest rate products		
Loss recognized in Other Comprehensive Income on derivatives (effective portion)	$(2.5) million	N/A
Gain reclassified from Accumulated Other Comprehensive Income (loss) into income (effective portion)	$18.6 million	Interest Expense
Gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	$ —	Interest Expense

CREDIT-RISK-RELATED CONTINGENT FEATURES | The Company has agreements with some of its derivative counterparties that contain a provision pursuant to which, if the entity that originated such derivative instruments defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations. As of December 31, 2009, the Company was not in default on any of its derivative obligations.

The Company has an agreement with a derivative counterparty that incorporates the loan covenant provisions of the Company's loan agreement with a lender affiliated with the derivative counterparty. Failure to comply with the loan covenant provisions would result in the Company being in default on any derivative instrument obligations covered by the agreement.

As of December 31, 2009, the fair value of derivatives in a net liability position, which excludes accrued interest but includes any adjustment for nonperformance risk, related to these agreements was $14.6 million. As of December 31, 2009, the Company has not posted any collateral related to these agreements. If the Company had breached any of these provisions as of December 31, 2009, it would have been required to settle its obligations under the agreements at their termination value (including accrued interest) of $18.4 million. The Company has not breached any of the provisions as of December 31, 2009.

FORWARD STARTING INTEREST RATE SWAPS | During the year ended December 31, 2008, the Company cash settled all of its forward-starting interest rate swaps with an aggregate notional amount of $400.0 million. The Company paid an aggregate of $16.5 million in cash to settle these swaps. The swaps were settled in anticipation of the Company's issuance of long-term debt. Accumulated other comprehensive loss as of December 31, 2009 includes a net loss of $13.2 million relating to forward-starting swaps that the Company cash settled that are being amortized over 10 year periods commencing on the closing dates of the debt instruments that are associated with these settled swaps.

INTEREST RATE SWAPS AND CAP | As of December 31, 2009, the Company had entered into 12 interest rate swap agreements and one interest rate cap agreement that have a weighted average interest rate of 3.29% on a notional amount of $597.5 million maturing on various dates through November 2013.

The Company entered into these interest rate swap agreements and the cap agreement in order to hedge the interest payments associated with the Company's 2008 issuances of variable interest rate long-term debt. The Company assessed the effectiveness of these swap agreements and cap agreement as hedges at inception and on December 31, 2009 and considered these swap agreements and cap agreement to be highly effective cash flow hedges. The Company's interest rate swap agreements and cap agreement will be settled in cash.

6. Preferred Share Redemption

On July 31, 2007, the Company redeemed all of its 11% non-convertible senior preferred shares for $129.9 million, or $52.50 per preferred share, plus accrued and unpaid dividends to the redemption date of $1.9 million. The preferred shares were issued in November 2003 in connection with the merger with Crown American Realty Trust ("Crown"), and were initially recorded at $57.90 per preferred share, the fair value based on the market value of the corresponding Crown preferred shares as of May 13, 2003, the date on which the financial terms of the merger with Crown were substantially complete. In order to finance the redemption, the Company borrowed $131.8 million under its 2003 Credit Facility. As a result of the redemption, the $13.3 million excess of the carrying amount of the preferred shares, net of expenses, over the redemption price is included in "Net (loss) income attributed to Pennsylvania Real Estate Investment Trust" in the year ended December 31, 2007.

7. Benefit Plans

401(K) PLAN | The Company maintains a 401(k) Plan (the "Plan") in which substantially all of its employees are eligible to participate. The Plan permits eligible participants, as defined in the Plan agreement, to defer up to 15% of their compensation, and the Company, at its discretion, may match a specified percentage of the employees' contributions. The Company's and its employees' contributions are fully vested, as defined in the Plan agreement. The Company's contributions to the Plan were $1.0 million for each of the years ended December 31, 2009, 2008 and 2007.

SUPPLEMENTAL RETIREMENT PLANS | The Company maintains Supplemental Retirement Plans (the "Supplemental Plans") covering certain senior management employees. Expenses recorded by the Company under the provisions of the Supplemental Plans were $0.6 million for the each of years ended December 31, 2009, 2008 and 2007.

EMPLOYEE SHARE PURCHASE PLANS | The Company maintains share purchase plans through which the Company's employees may purchase common shares at a 15% discount to the fair market value (as defined therein). In the years ended December 31, 2009, 2008, and 2007, approximately 102,000, 45,000 and 20,000 shares, respectively, were purchased for total consideration of $0.4 million, $0.7 million and $0.6 million for the years ended December 31, 2009, 2008, and 2007, respectively. The Company recorded an expense of $0.1 million, $0.1 million and $0.2 million in the years ended December 31, 2009, 2008 and 2007, respectively, related to the share purchase plans.

PERFORMANCE INCENTIVE UNIT PROGRAM | In 2009, the Company made awards of Performance Incentive Units ("PIUs") that are subject to market based vesting. The PIUs vest in equal installments over a three year period if specified total return to shareholders goals (as defined in the PIU plan) established at the time of the award are met each year. Payments under the PIU program, if any, will be made in cash. The amount of the payment is variable based on the total return to the Company's shareholders relative to the total return achieved for an index of real estate investment trusts, as defined on the PIU plan. The Company records compensation expense for the PIU program pro rata over the vesting period based on estimates of future cash payments under the plan. The Company issued 221,022 PIUs in 2009 with an initial value of $0.8 million, and recorded compensation expense relating to these awards of $0.4 million.

8. Common Share Repurchase Program

In December 2007, the Company's Board of Trustees authorized a program to repurchase up to $100.0 million of the Company's common shares through solicited or unsolicited transactions in the open market or in privately negotiated or other transactions from January 1, 2008 until December 31, 2009, subject to the Company's authority to terminate the program earlier. Previously, in October 2005, the Company's Board of Trustees had authorized a program to repurchase up to $100.0 million of the Company's common shares. That program expired by its terms on December 31, 2007. The 2007 program was in effect until the end of 2009, when it expired according to its terms.

Repurchased shares are treated as authorized but unissued shares. The Company accounts for the purchase price of the shares repurchased as a reduction of equity and allocates the purchase price between retained earnings, shares of beneficial interest and capital contributed in excess of par as required. The Company did not repurchase any shares in 2009 or 2008. In 2007, the Company repurchased 152,500 shares at an average price of $35.67, or an aggregate purchase price of $5.4 million.

9. Share Based Compensation

SHARE BASED COMPENSATION PLANS | As of December 31, 2009, there were two share based compensation plans under which the Company continues to make awards: its 2003 Equity Incentive Plan and its 2008 Restricted Share Plan for Non-Employee Trustees, which was approved in 2007. Previously, the Company maintained five other plans pursuant to which it granted awards of restricted shares or options. Certain restricted shares and certain options granted under these previous plans remain subject to restrictions or outstanding and exercisable, respectively. In addition, the Company previously maintained a plan pursuant to which it granted options to its non-employee trustees.

The Company recognizes expense on share based payments by employees valuing all share based payments at their fair value on the date of grant, and by expensing them over the applicable vesting period.

For the years ended December 31, 2009, 2008 and 2007, the Company recorded aggregate compensation expense for share based awards of $7.7 million, $9.4 million and $8.0 million, respectively, in connection with the equity programs described below. There was no income tax benefit recognized in the income statement for share based compensation arrangements. The Company capitalized compensation costs related to share based awards of $0.3 million in 2009, and $0.4 million in each of 2008 and 2007.

2003 EQUITY INCENTIVE PLAN | Subject to any future adjustments for share splits and similar events, the total remaining number of common shares that may be issued under the Company's 2003 Equity Incentive Plan (pursuant to options, restricted shares or otherwise) was 801,209 as of December 31, 2009. The share based awards described below in this section were all made under the 2003 Equity Incentive Plan.

RESTRICTED SHARES | In 2009, 2008 and 2007, the Company made grants of restricted shares subject to time based vesting. The aggregate fair value of the restricted shares that the Company granted to its employees in 2009, 2008 and 2007 was $2.9 million, $5.0 million, and $6.0 million, respectively. As of December 31, 2009, there was $7.3 million of total unrecognized compensation cost related to unvested share based compensation arrangements granted under the 2003 Equity Incentive Plan. The cost is expected to be recognized over a weighted average period of 0.9 years. The total fair value of shares vested during the years ended December 31, 2009, 2008, and 2007 was $5.4 million, $4.4 million, and $4.0 million, respectively.

The Company will record future compensation expense in connection with the vesting of existing time based restricted share awards as follows:

(in thousands of dollars) Year ended December 31,	Future Compensation Expense
2010	$ 3,887
2011	2,984
2012	463
Total	$ 7,334

A summary of the status of the Company's unvested restricted shares as of December 31, 2009 and changes during the year ended December 31, 2009 is presented below:

	Shares	Weighted Average Grant Date Fair Value
Unvested at January 1, 2009	532,930	$ 35.62
Shares granted	777,274	3.85
Shares vested	(167,396)	34.05
Shares forfeited	(65,328)	35.82
Unvested at December 31, 2009	**1,077,480**	**$ 12.93**

RESTRICTED SHARES SUBJECT TO MARKET BASED VESTING | In 2003, 2004, and 2005, the Company granted restricted shares that were subject to market based vesting. These restricted shares would have vested in equal installments over a five-year period if specified total return to shareholders (as defined in the grant) goals established at the time of the grant were met in each year. If the goal was not met in any year, the awards provided for excess amounts of total return to shareholders in a prior or subsequent year to be carried forward or carried back to the year in which the goals were not met. No market based restricted shares vested in 2007 or 2008 since the Company's total return to shareholders was less than the annual total return to shareholders goal for the 2003 and 2004 awards. The annual total return to shareholders goal for the market based restricted shares awarded in 2005 was set at the greater of (i) 110% of the total return to shareholders of a specified index of real estate investment trusts for each of the five years or (ii) the dividends paid by the Company during the year, expressed as a percentage of the market value of a share, as of the beginning of the year, plus 1%. The Company granted a total of 67,147 restricted shares subject to market based vesting in 2005, of which 10,056 shares were previously issued and 2,450 were forfeited in connection with employee severance arrangements. The Company met the return criteria for the portion relating to 2009, and thus 10,927 shares vested in February 2010. Because the vesting of the market based restricted shares granted in 2005 relating to the years 2005-2008 depended upon the achievement of certain total return to shareholders goals by December 31, 2009, and because the Company did not meet this objective by that date, the remaining 43,714 shares granted in 2005 have been forfeited. However, as of December 31, 2009, these shares had not yet been characterized as "shares forfeited" in the table above pending a formal determination by the compensation committee of the Board of Trustees of the Company in accordance with the terms of the 2003 Equity Incentive Plan, which typically occurs early in the following year. Recipients were entitled to receive an amount equal to the dividends on the shares prior to vesting. The grant date fair value of these awards was determined using a Monte Carlo simulation probabilistic valuation model and was $29.00 for 2005. For purposes of the simulation, the Company assumed an expected quarterly total return to shareholders of a specified index of real estate investment trusts of 2.2%, a standard deviation of 6.4%, and a 0.92 correlation of the Company's total return to shareholders to that of the specified index of real estate investment trusts for the 2005 awards. Compensation cost relating to these market based vesting awards was recorded ratably over the five-year period. The Company recorded $0.4 million, $0.6 million, and $1.1 million of compensation expense related to market based restricted shares for the years ended December 31, 2009, 2008 and 2007, respectively.

RESTRICTED SHARES SUBJECT TO TIME BASED VESTING | The Company makes grants of restricted shares subject to time based vesting. The awarded shares vest over periods of two to five years, typically in equal annual installments, as long as the recipient is an employee of the Company on the vesting date. For all grantees, the shares generally vest immediately upon death or disability. Recipients are entitled to receive an amount equal to the dividends on the shares prior to vesting. The Company granted a total of 757,273, 195,285 and 132,430 restricted shares subject to time based vesting to its employees in 2009, 2008 and 2007, respectively. The weighted average grant date fair value of time based restricted shares, which were determined based on the average of the high and low sales price of a common share on the date of grant, was $3.81 per share in 2009, $25.74 per share in 2008 and $45.11 per share in 2007. Compensation cost relating to time based restricted shares awards is recorded ratably over the respective vesting periods. The Company recorded $5.0 million, $5.1 million and $4.3 million of compensation expense related to time based restricted shares for the years ended December 31, 2009, 2008 and 2007, respectively.

On March 12, 2010, the Company granted 474,088 time based restricted shares to employees with a grant date fair value of $5.5 million. The shares awarded in 2010 vest over periods of two to three years, in annual installments.

RESTRICTED SHARE UNIT PROGRAM | In February 2008 and February 2007, the Company's Board of Trustees established the 2008-2010 RSU Program and the 2007-2009 RSU Program, respectively (the "RSU Programs"). Under the RSU Programs, the Company may make awards in the form of market based performance-contingent restricted share units, or RSUs. The RSUs represent the right to earn common shares in the future depending on the Company's performance in terms of total return to shareholders (as defined in the RSU Programs) for the three year periods ending December 31, 2010 and 2009 (each, a "Measurement Period") relative to the total return to shareholders for the applicable Measurement Period of companies comprising an index of real estate investment trusts (the "Index REITs"). If the Company's total return to shareholders performance is below the 25th percentile of the Index REITs, then no shares will be earned. If the Company's total return to shareholders over the applicable Measurement Period is above the 25th, 50th or 75th percentiles of the Index REITs, then a percentage of the awards ranging from 50% to 150% will be earned. Dividends are deemed credited to the RSU accounts and are applied to "acquire" more RSUs for the account of the participants at the 20-day average price per common share ending on the dividend payment date. If earned, awards will be paid in common shares in an amount equal to the applicable percentage of the number of RSUs in the participant's account at the end of the applicable Measurement Period. The aggregate fair value of the RSU awards in 2008 and 2007 was determined using a Monte Carlo simulation probabilistic valuation model and was $2.6 million ($21.68 per share) and $3.4 million ($50.58 per share), respectively. For purposes of the 2008 simulation, the Company assumed volatility of 26.3%, which is calculated based on the volatility of the Company's share price over the prior three years, a risk-free interest rate of 2.43%, which reflects the yield on a three-year Treasury bond, and a stock beta of 0.973 compared to the Dow Jones US Real Estate Index based on three years of historical price data. For the purpose of the 2007 simulation, the Company assumed volatility of 22.0%, which is calculated based on the volatility of the Company's share price over three prior years, a risk-free interest rate of 4.74%, which reflects the yield on a three-year Treasury bond, and a stock beta of 1.029 compared to the Dow Jones US Real Estate Index based on three years of historical price data.

Compensation cost relating to these RSU awards is being expensed over the applicable three year vesting period. The Company granted a total of 122,113 RSUs in 2008 and 67,430 RSUs in 2007. However, as described above, recipients of RSUs only earn common shares if the Company's total return to shareholders for the applicable Measurement Period exceeds certain percentiles of the Index REITs, and as such, none of the RSUs were earned as of December 31, 2009. The Company recorded $2.1 million and $2.6 million of compensation expense related to the RSU Programs for the years ended December 31, 2009 and 2008, respectively. The Company will record future compensation expense related to the existing awards under the RSU Programs as follows:

(in thousands of dollars) Year ended December 31,	Future Compensation Expense
2010	$ 1,045
2011	122
Total	**$ 1,167**

On March 12, 2010, the Company granted 317,749 restricted share units to employees. The 2010 RSUs have a three year measurement period which ends on December 31, 2012. The aggregate fair value of the 2010 RSU award has yet to be determined.

OUTPERFORMANCE PROGRAM | In January 2005, the Company's Board of Trustees approved the 2005-2008 Outperformance Program ("OPP"), a performance-based incentive compensation program that was designed to pay a bonus (in the form of common shares) if the Company's total return to shareholders (as defined in the OPP) exceeded certain thresholds over a four year measurement period beginning on January 1, 2005. The grant date fair value of the OPP awards in 2005 was determined using a Monte Carlo simulation probabilistic valuation model and the aggregate value of $3.7 million was expensed over the four year vesting period. For purposes of the simulation, the Company assumed an expected quarterly total return to shareholders of a specified index of real estate investment trusts of 2.2%, a standard deviation of 6.2% and a 0.92 correlation of the Company's total return to shareholders to that of the specified index of real estate investment trusts. The Compensation Committee of the Company's Board of Trustees determined that the Company's total return to shareholders for the measurement period of January 1, 2005 through December 31, 2008 did not exceed the thresholds set forth in the OPP, and thus no shares were awarded under the OPP. The Company recorded $0.8 million of compensation expense related to the OPP in each of the years ended December 31, 2008 and 2007, respectively.

SERVICE AWARDS | In 2009, 2008 and 2007, the Company issued 1,725, 1,275, and 1,475 shares, respectively, without restrictions to non-officer employees as service awards. The aggregate fair value of the awards of $8,000, $25,000, and $60,000 in each of the years ended December 31, 2009, 2008 and 2007, respectively, was recorded as compensation expense.

RESTRICTED SHARE PLAN FOR NON-EMPLOYEE TRUSTEES | The 2008 Restricted Share Plan for Non-Employee Trustees approved in 2007 provides for the granting of restricted share awards to non-employee trustees of the Company. In 2009 and 2008, the Company made grants of restricted shares to non-employee trustees under the 2008 Restricted Share Plan. In 2007, the Company made grants of restricted shares to non-employee trustees subject to time based vesting under a predecessor plan. The aggregate fair value of the restricted shares that the Company granted to its non-employee trustees in 2009, 2008 and 2007 was $0.1 million, $0.2 million, and $0.4 million, respectively.

The Company recorded $0.2 million, $0.3 million and $0.4 million of compensation expense related to time based vesting of non-employee trustee restricted share awards in 2009, 2008 and 2007, respectively. As of December 31, 2009, there was $0.1 million of total unrecognized compensation cost related to unvested restricted share grants to non-employee trustees. The cost is expected to be recognized over a weighted average period of 0.5 years. The total fair value of shares granted to non-employee trustees that vested was $0.3 million in the year ended December 31, 2009, and $0.4 million during each of the years ended December 31, 2008 and 2007. There were 31,000 shares available for grant to non-employee trustees at December 31, 2009. The Company will record future compensation expense in connection with the vesting of existing non-employee trustee restricted share awards as follows:

(in thousands of dollars) Year ended December 31,	Future Compensation Expense
2010	$ 124
2011	21
Total	**$ 145**

OPTIONS OUTSTANDING | Options are typically granted with an exercise price equal to the fair market value of the underlying shares on the date of the grant. The options vest and are exercisable over periods determined by the Company, but in no event later than ten years from the grant date. The Company has six plans under which it has historically granted options. The Company has not granted any options to its employees since 2003, and, since that date, has only made option grants to non-employee trustees on the date they became trustees in accordance with an existing policy. Cash received from options exercised in 2008 and 2007 was $0.6 million and $5.0 million, respectively. No options were exercised in 2009. The total intrinsic value of stock options exercised for the years ended December 31, 2008 and 2007 was $46,000, and $1.9 million, respectively. The following table presents the changes in the number of options outstanding from January 1, 2007 through December 31, 2009:

	Weighted Average Exercise Price/Total	2003 Equity Incentive Plan	1999 Equity Incentive Plan	1998 Stock Option Plan	1997 Stock Option Plan	1990 Employees Plan	1990 Non-Employee Trustee Plan
Options outstanding at January 1, 2007	**$ 23.46**	**14,085**	**100,000**	**28,050**	**190,000**	**500**	**41,000**
Options exercised	$ 25.33	(1,792)	—	(2,500)	(190,000)	(500)	(3,000)
Options forfeited	$ —	—	—	—	—	—	—
Options outstanding at December 31, 2007	**175,843**	**12,293**	**100,000**	**25,550**	**—**	**—**	**38,000**
Options exercised	$ 23.85	—	—	(25,550)	—	—	—
Options forfeited	$ 24.50	—	—	—	—	—	(1,000)
Options outstanding at December 31, 2008[1]	**149,293**	**12,293**	**100,000**	**—**	**—**	**—**	**37,000**
Options granted	$ 5.41	5,000	—	—	—	—	—
Options exercised	$ —	—	—	—	—	—	—
Options forfeited	$ 20.00	—	—	—	—	—	(2,000)
Options outstanding at December 31, 2009[1]	**152,293**	**17,293**	**100,000**	**—**	**—**	**—**	**35,000**
Outstanding options							
Average exercise price per share	$ 20.42	$ 25.06	$ 17.84	$ —	$ —	$ —	$ 25.49
Aggregate exercise price[2]	$ 3,109	$ 433	$ 1,784	$ —	$ —	$ —	$ 892
Intrinsic value of options outstanding[2]	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Exercisable options outstanding at December 31, 2009[3]							
Options outstanding at December 31, 2009	147,293	12,293	100,000	—	—	—	35,000
Average exercise price per share	$ 20.93	$ 33.05	$ 17.84	$ —	$ —	$ —	$ 25.49
Aggregate exercise price[2]	$ 3,082	$ 406	$ 1,784	$ —	$ —	$ —	$ 892
Intrinsic value of options outstanding[2]	$ —	$ —	$ —	$ —	$ —	$ —	$ —

(1) As of December 31, 2009, an aggregate of exercisable and unexercisable options to purchase 152,293 shares of beneficial interest with a weighted average remaining contractual life of 1.74 years (weighted average exercise price of $20.42 per share and an aggregate price of $3.1 million) were outstanding.

(2) Amounts in thousands of dollars.

(3) As of December 31, 2009, an aggregate of exercisable options to purchase 147,293 shares of beneficial interest with a weighted average exercise price of $20.93 per share and an aggregate exercise price of $3.1 million were outstanding.

The following table summarizes information relating to all options outstanding as of December 31, 2009:

	Options Outstanding as of December 31, 2009		Options Exercisable as of December 31, 2009		
Range of Exercise Prices (Per Share)	Number of Shares	Weighted Average Exercise Price (Per Share)	Number of Shares	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Life (years)
$5.00-$12.99	5,000	$ 5.41	—	$ —	—
$13.00-$18.99	108,503	$ 17.75	108,503	$ 17.75	0.8
$19.00-$28.99	18,790	$ 23.63	18,790	$ 23.63	2.2
$29.00-$38.99	20,000	$ 35.62	20,000	$ 35.62	4.6

In 2009, in accordance with an existing policy, the Company granted 5,000 options to a non-employee trustee.

No options were granted in 2008 or 2007.

10. Leases

AS LESSOR | The Company's retail properties are leased to tenants under operating leases with various expiration dates ranging through 2099. Future minimum rent under noncancelable operating leases with terms greater than one year are as follows:

(in thousands of dollars) For the Year Ended December 31,	
2010	$ 271,305
2011	236,467
2012	197,038
2013	173,913
2014	154,482
2015 and thereafter	586,413
	$ 1,619,618

The total future minimum rent as presented does not include amounts that may be received as tenant reimbursements for certain operating costs or contingent amounts that may be received as percentage rent.

AS LESSEE | Assets recorded under capital leases, primarily office and mall equipment, are capitalized using interest rates appropriate at the inception of each lease. The Company also has operating leases for its corporate office space (see note 11) and for various computer, office and mall equipment. Furthermore, the Company is the lessee under third-party ground leases for portions of the land at seven of its properties (Crossroads Mall, Voorhees Town Center, Exton Square Mall, The Gallery at Market East, Orlando Fashion Square, Plymouth Meeting Mall and Uniontown Mall). Total amounts expensed relating to leases were $4.8 million for each of the years ended December 31, 2009, 2008 and 2007, respectively. The Company accounts for ground rent and capital lease expense on a straight line basis. Minimum future lease payments due in each of the next five years and thereafter are as follows:

(in thousands of dollars) For the Year Ended December 31,	Operating Leases	Ground Leases
2010	$ 2,263	$ 992
2011	2,089	992
2012	1,874	853
2013	1,626	724
2014	1,263	736
2015 and thereafter	—	49,146
	$ 9,115	$ 53,443

The Company had assets of $0.2 million and $0.4 million (net of accumulated depreciation of $3.5 million and $3.3 million, respectively) recorded under capital leases as of December 31, 2009 and 2008, respectively.

11. Related Party Transactions

GENERAL | PRI provides management, leasing and development services for eight properties owned by partnerships and other entities in which certain officers or trustees of the Company and of PRI or members of their immediate families and affiliated entities have indirect ownership interests. Total revenue earned by PRI for such services was $0.9 million, $1.1 million and $0.9 million for the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009, $0.2 million was due from the property-owning partnerships to PRI.

The Company leases its principal executive offices from Bellevue Associates (the "Landlord"), an entity in which certain officers/trustees of the Company have an interest. Total rent expense under this lease was $1.6 million for each of the years ended December 31, 2009, 2008, and 2007. Ronald Rubin and George F. Rubin, collectively with members of their immediate families and affiliated entities, own approximately a 50% interest in the Landlord. The office lease has a 10 year term that commenced on November 1, 2004. The Company has the option to renew the lease for up to two additional five-year periods at the then-current fair market rate calculated in accordance with the terms of the office lease. In addition, the Company has the right on one occasion at any time during the seventh lease year (2011) to terminate the office lease upon the satisfaction of certain conditions. Effective June 1, 2004, the Company's base rent was $1.4 million per year during the first five years of the office lease and is $1.5 million per year during the second five years.

The Company uses an airplane in which Ronald Rubin owns a fractional interest. The Company did not incur any expenses in 2009 for this service. The Company paid $174,000 and $35,000 in the years ended December 31, 2008 and 2007, respectively, for flight time used by employees exclusively for Company-related business.

As of December 31, 2009, nine officers of the Company had employment agreements with terms of one year that renew automatically for additional one-year terms. Their 2008 employment agreements provided for aggregate base compensation for the year ended December 31, 2009 of $3.4 million, subject to increases as approved by the Company's Board compensation committee in future years, as well as additional incentive compensation.

See "Tax Protection Agreements" in note 12.

BALA CYNWYD ASSOCIATES, L.P. | On January 22, 2008, PREIT, PREIT Associates, L.P. and another subsidiary of PREIT entered into a Contribution Agreement with Bala Cynwyd Associates, L.P. ("BCA"), City Line Associates ("CLA"), Ronald Rubin, George F. Rubin, Joseph F. Coradino, and two other individuals to acquire all of the partnership interests in BCA. BCA had also entered into a tax deferred exchange agreement with the owners of One Cherry Hill Plaza, an office building located within the boundaries of PREIT's Cherry Hill Mall (the "Office Building"), to acquire title to the Office Building in exchange for an office building located in Bala Cynwyd, Pennsylvania owned by BCA.

Ronald Rubin, George F. Rubin, Joseph F. Coradino and two other individuals owned 100% of CLA, which in turn directly or indirectly owned 100% of BCA immediately prior to the initial closing. Each of Ronald Rubin and George F. Rubin owned 40.53% of the partnership interests in CLA, and Joseph F. Coradino owned 3.16% of the partnership interests. At the initial closing under the Contribution Agreement in 2008 and in exchange for a 0.1% general partner interest and 49.8% limited partner interest in BCA, PREIT made a capital contribution to BCA in an approximate amount of $3.93 million.

In June 2009, a second closing occurred pursuant to a put/call arrangement, at which time PREIT acquired an additional 49.9% of the limited partner interest in BCA for approximately $199,000 in cash and 140,745 units of Class A limited partnership interest ("OP Units") in PREIT Associates, L.P. A third closing is expected to occur pursuant to a put/call arrangement approximately one year after the second closing, at which time the remaining interest in BCA will be acquired by PREIT in exchange for approximately $1,000 in cash and 564 OP Units. None of Ronald Rubin, George F. Rubin or Joseph F. Coradino received any consideration from PREIT in connection with the first closing. At the second closing, Ronald Rubin received 60,208 OP Units, George Rubin received 60,208 OP Units, and Joseph Coradino received 4,691 OP Units.

The acquisition of the Office Building was financed in part by a mortgage loan in the principal amount of $8.0 million.

In accordance with PREIT's related party transactions policy, a special committee consisting exclusively of independent members of PREIT's Board of Trustees considered and approved the terms of the transaction. The approval was subject to final approval of PREIT's Board of Trustees, and the disinterested members of PREIT's Board of Trustees approved the transaction.

12. Commitments And Contingencies

DEVELOPMENT AND REDEVELOPMENT ACTIVITIES | In connection with its current ground-up development and its redevelopment projects, the Company has made contractual commitments on some of these projects in the form of tenant allowances, lease termination fees and contracts with general contractors and other professional service providers. As of December 31, 2009, the remainder to be paid (excluding amounts already accrued) against such contractual and other commitments was $2.3 million, which is expected to be financed through the 2010 Credit Facility or through various other capital sources.

LEGAL ACTIONS | In the normal course of business, the Company has and may become involved in legal actions relating to the ownership and operation of its properties and the properties it manages for third parties. In management's opinion, the resolutions of any such pending legal actions are not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

ENVIRONMENTAL | The Company is aware of certain environmental matters at some of its properties, including ground water contamination and the presence of asbestos containing materials. The Company has, in the past, performed remediation of such environmental matters, and is not aware of any significant remaining potential liability relating to these environmental matters. The Company may be required in the future to perform testing relating to these matters. The Company does not expect these matters to have any significant impact on its liquidity or results of operations. However, the Company can provide no assurance that the amounts reserved will be adequate to cover further environmental costs. The Company has insurance coverage for certain environmental claims up to $10.0 million per occurrence and up to $20.0 million in the aggregate.

TAX PROTECTION AGREEMENTS | As part of the BCA transaction, the Company and PREIT Associates have agreed to indemnify certain of the owners of CLA, including Ronald Rubin, George Rubin and Joseph Coradino, from and against certain tax liabilities resulting from a sale of the office building that was involved in the BCA transaction during the eight years following the initial closing.

The Company has agreed to provide tax protection related to its acquisition of Cumberland Mall Associates in 2005 and New Castle Associates in 2003 and 2004 to the prior owners of Cumberland Mall Associates and New Castle Associates, respectively, for a period of eight years following the respective closings. Ronald Rubin and George F. Rubin are beneficiaries of these tax protection agreements.

The Company did not enter into any other guarantees or tax protection agreements in connection with its merger, acquisition or disposition activities in 2009, 2008 and 2007.

13. Summary Of Quarterly Results (Unaudited)

The following presents a summary of the unaudited quarterly financial information for the years ended December 31, 2009 and 2008:

	For the Year Ended December 31, 2009				
(in thousands of dollars, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter[5]	Total
Revenue from continuing operations	$ 110,676	$ 111,816	$ 111,759	$ 125,802	$ 460,053
Revenue from discontinued operations	$ 1,533	$ 1,494	$ 1,326	$ 312	$ 4,665
Income from discontinued operations[4]	$ 760	$ 744	$ 4,086	$ 6,116	$ 11,706
Net loss[1][2]	$ (11,524)	$ (4,217)	$ (10,118)	$ (64,232)	$ (90,091)
Net loss attributable to PREIT[1][2][3][4]	$ (10,982)	$ (4,021)	$ (9,641)	$ (61,094)	$ (85,738)
Income from discontinued operations per share – basic	$ 0.02	$ 0.02	$ 0.10	$ 0.15	$ 0.29
Income from discontinued operations per share – diluted	$ 0.02	$ 0.02	$ 0.10	$ 0.15	$ 0.29
Net loss per share – basic	$ (0.28)	$ (0.11)	$ (0.23)	$ (1.41)	$ (2.11)
Net loss per share – diluted	$ (0.28)	$ (0.11)	$ (0.23)	$ (1.41)	$ (2.11)

	For the Year Ended December 31, 2008 (as revised)				
(in thousands of dollars, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter[5]	Total
Revenue from continuing operations	$ 112,674	$ 111,048	$ 112,178	$ 127,594	$ 463,494
Revenue from discontinued operations	$ 1,534	$ 1,522	$ 1,507	$ 1,524	$ 6,087
Income from discontinued operations	$ 556	$ 600	$ 647	$ 746	$ 2,549
Net loss[1][2]	$ (3,050)	$ (3,841)	$ (8,861)	$ (604)	$ (16,356)
Net loss attributable to PREIT[1][2]	$ (2,936)	$ (3,714)	$ (8,463)	$ (653)	$ (15,766)
Income from discontinued operations per share – basic	$ 0.01	$ 0.02	$ 0.02	$ 0.02	$ 0.07
Income from discontinued operations per share – diluted	$ 0.01	$ 0.02	$ 0.02	$ 0.02	$ 0.07
Net loss per share – basic	$ (0.08)	$ (0.10)	$ (0.23)	$ (0.02)	$ (0.43)
Net loss per share – diluted	$ (0.08)	$ (0.10)	$ (0.23)	$ (0.02)	$ (0.43)

(1) Includes gain on extinguishment of debt (before noncontrolling interest) of approximately $27.0 million and $27.1 million for 2009 and 2008, respectively. Gain on extinguishment of debt (before noncontrolling interest) was $1.3 million, $8.5 million, $4.2 million and $13.1 million for 1st Quarter 2009, 2nd Quarter 2009, 3rd, Quarter 2009 and 4th Quarter 2009, respectively. Gain on extinguishment of debt (before noncontrolling interest) was $27.1 million, for 4th Quarter 2008.

(2) Includes impairment of assets of approximately $74.3 million (before noncontrolling interest) (4th Quarter 2009) and $27.6 million (before noncontrolling interest) (4th Quarter 2008).

(3) Includes gains on sales of interests in real estate of approximately $1.7 million (before noncontrolling interest) (2nd Quarter 2009) and $2.6 million (before noncontrolling interest) (4th Quarter 2009).

(4) Includes gains on sales of discontinued operations of approximately $3.4 million (before noncontrolling interest) (3rd Quarter 2009) and $6.1 million (before noncontrolling interest) (4th Quarter 2009).

(5) Fourth Quarter revenue includes a significant portion of annual percentage rent as most percentage rent minimum sales levels are met in the fourth quarter.

Management's Report on Internal Control Over Financial Reporting

Management of Pennsylvania Real Estate Investment Trust ("us" or the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in the rules of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Trustees, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

(1) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company's transactions and the dispositions of assets of the Company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and trustees; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the Company's annual consolidated financial statements, management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this evaluation, we have concluded that, as of December 31, 2009, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our independent registered public accounting firm, KPMG LLP, independently assessed the effectiveness of the Company's internal control over financial reporting. KPMG has issued a report concurring with management's assessment, which is included on page 48 in this report.

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
Pennsylvania Real Estate Investment Trust:

We have audited the accompanying consolidated balance sheets of Pennsylvania Real Estate Investment Trust (a Pennsylvania business trust) and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Real Estate Investment Trust and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for noncontrolling interests and Exchangeable Notes due to the adoption of FASB Accounting Standard 160 *Noncontrolling Interests In Consolidated Financial Statements* and FASB Staff Positions 14-1 *Accounting For Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)*, respectively, (included in FASB ASC Topics 805 *Business Combinations* and 470 *Debt*, respectively) as of January 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pennsylvania Real Estate Investment Trust's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Philadelphia, Pennsylvania
March 15, 2010

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
Pennsylvania Real Estate Investment Trust:

We have audited Pennsylvania Real Estate Investment Trust's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pennsylvania Real Estate Investment Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and trustees of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Pennsylvania Real Estate Investment Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pennsylvania Real Estate Investment Trust and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated March 15, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Philadelphia, Pennsylvania
March 15, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following analysis of our consolidated financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this report.

Overview

Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust founded in 1960 and one of the first equity REITs in the United States, has a primary investment focus on retail shopping malls and strip and power centers located in the eastern half of the United States, primarily in the Mid-Atlantic region. Our portfolio currently consists of a total of 54 properties in 13 states, including 38 shopping malls, 13 strip and power centers and three properties under development. The operating retail properties have a total of approximately 34.6 million square feet. The operating retail properties that we consolidate for financial reporting purposes have a total of approximately 30.1 million square feet, of which we own approximately 23.8 million square feet. The operating retail properties that are owned by unconsolidated partnerships with third parties have a total of approximately 4.5 million square feet, of which 2.9 million square feet are owned by such partnerships. The ground-up development portion of our portfolio contains three properties in two states, with two classified as "mixed use" (a combination of retail and other uses) and one classified as "other."

Our primary business is owning and operating shopping malls and strip and power centers. We evaluate operating results and allocate resources on a property-by-property basis, and do not distinguish or evaluate our consolidated operations on a geographic basis. No individual property constitutes more than 10% of our consolidated revenue or assets, and thus the individual properties have been aggregated into one reportable segment based upon their similarities with regard to the nature of our properties and the nature of our tenants and operational processes, as well as long-term financial performance. In addition, no single tenant accounts for 10% or more of our consolidated revenue, and none of our properties are located outside the United States.

We hold our interests in our portfolio of properties through our operating partnership, PREIT Associates, L.P. ("PREIT Associates"). We are the sole general partner of PREIT Associates and, as of December 31, 2009, held a 95.0% controlling interest in PREIT Associates. We consolidate PREIT Associates for financial reporting purposes. We hold our investments in seven of the 51 retail properties and one of the three ground-up development properties in our portfolio through unconsolidated partnerships with third parties in which we own a 40% to 50% interest. We hold a non-controlling interest in each unconsolidated partnership, and account for such partnerships using the equity method of accounting. We do not control any of these equity method investees for the following reasons:

- Except for two properties that we co-manage with our partner, all of the other entities are managed on a day-to-day basis by one of our other partners as the managing general partner in each of the respective partnerships. In the case of the co-managed properties, all decisions in the ordinary course of business are made jointly.
- The managing general partner is responsible for establishing the operating and capital decisions of the partnership, including budgets, in the ordinary course of business.
- All major decisions of each partnership, such as the sale, refinancing, expansion or rehabilitation of the property, require the approval of all partners.
- Voting rights and the sharing of profits and losses are generally in proportion to the ownership percentages of each partner.

We record the earnings from the unconsolidated partnerships using the equity method of accounting under the income statement caption entitled "Equity in income of partnerships," rather than consolidating the results of the unconsolidated partnerships with our results. Changes in our investments in these entities are recorded in the balance sheet caption entitled "Investment in partnerships, at equity." In the case of deficit investment balances, such amounts are recorded in "Investments in partnerships, deficit balances."

We hold our interest in three of our unconsolidated partnerships through tenancy in common arrangements. For each of these properties, title is held by us and another person or persons, and each has an undivided interest in the property. With respect to each of the three properties, under the applicable agreements between us and the other persons with ownership interests, we and such other persons have joint control because decisions regarding matters such as the sale, refinancing, expansion or rehabilitation of the property require the approval of both us and the other person (or at least one of the other persons) owning an interest in the property. Hence, we account for each of the properties using the equity method of accounting. The balance sheet items arising from these properties appear under the caption "Investments in partnerships, at equity." The income statement items arising from these properties appear in "Equity in income of partnerships."

For further information regarding our unconsolidated partnerships, see note 3 to our consolidated financial statements.

We provide our management, leasing and real estate development services through PREIT Services, LLC ("PREIT Services"), which generally develops and manages properties that we consolidate for financial reporting purposes, and PREIT-RUBIN, Inc. ("PRI"), which generally develops and manages properties that we do not consolidate for financial reporting purposes, including properties we own interests in through partnerships with third parties and properties that are owned by third parties in which we do not have an interest. PRI is a taxable REIT subsidiary, as defined by federal tax laws, which means that it is able to offer an expanded menu of services to tenants without jeopardizing our continuing qualification as a REIT under federal tax law.

Our revenue consists primarily of fixed rental income, additional rent in the form of expense reimbursements, and percentage rent (rent that is based on a percentage of our tenants' sales or a percentage of sales in excess of thresholds that are specified in the leases) derived from our income producing retail properties. We also receive income from our real estate partnership investments and from the management and leasing services PRI provides.

Our net loss increased by $73.7 million to a net loss of $90.1 million for the year ended December 31, 2009 from a net loss of $16.4 million for the year ended December 31, 2008. The increase in the loss was affected by challenging conditions in the economy, the impairment of assets, the effects of ongoing redevelopment initiatives, increased depreciation and amortization and interest expense as a result of development and redevelopment assets having been placed in service, increased interest expense as a result of a higher aggregate debt balance and increased property operating expenses compared to the year ended December 31, 2008. These factors were offset by gains on the extinguishment of debt in connection with repurchases of a portion of our 4% Senior Exchangeable Notes due in 2012 ("Exchangeable Notes").

CURRENT ECONOMIC DOWNTURN, CHALLENGING CAPITAL MARKET CONDITIONS, OUR LEVERAGE AND OUR NEAR TERM CAPITAL NEEDS | The downturn in the overall economy and the disruptions in the financial markets have reduced consumer confidence and negatively affected employment and consumer spending on retail goods. As a result, the sales and profit performance of retailers in general has decreased, sales at our properties in particular have decreased, and we have experienced delays or deferred decisions regarding the openings of new retail stores and of lease renewals. We are adjusting our plans and actions to take into account the difficult current environment.

In addition, credit markets have experienced significant dislocations and liquidity disruptions. These circumstances have materially affected liquidity in the debt markets, making financing terms for borrowers less attractive, and in certain cases have resulted in the limited availability or unavailability of certain types of debt financing.

The difficult conditions in the market for debt capital and commercial mortgage loans, including the commercial mortgage backed securities market, and the downturn in the general economy and its effect on retail sales, as well as our significant leverage resulting from use of debt to fund our redevelopment program and other development activity, have combined to necessitate that we vary our approach to obtaining, using and recycling capital. We intend to consider all of our available options for accessing the capital markets, given our position and constraints.

The amounts remaining to be invested in the last phases of our current redevelopment projects are significantly less than in 2009, and we believe that we have access to sufficient capital to fund these remaining amounts.

We are contemplating ways to reduce our leverage through a variety of means available to us, and subject to and in accordance with the terms of the 2010 Credit Facility. These steps might include obtaining equity capital, including through the issuance of equity securities if market conditions are favorable, through joint ventures or other partnerships or arrangements involving our contribution of assets with institutional investors, private equity investors or other REITs, through sales of properties with values in excess of their mortgage loans or allocable debt and application of the excess proceeds to debt reduction, or through other actions.

2009 DISPOSITIONS | In May 2009, we sold an outparcel and related land improvements containing an operating restaurant at Monroe Marketplace in Selinsgrove, Pennsylvania for $0.9 million. We recorded an asset impairment charge of $0.1 million immediately prior to this transaction. No gain or loss was recorded from this sale.

In June 2009, we sold two outparcels and related improvements adjacent to North Hanover Mall in Hanover, Pennsylvania for $2.0 million. We recorded a gain of $1.4 million from this sale.

In June 2009, we sold a land parcel adjacent to Woodland Mall in Grand Rapids, Michigan for $2.7 million. The parcel contained a department store that was subject to a ground lease. We recorded a gain of $0.2 million from this sale.

In August 2009, we sold Crest Plaza in Allentown, Pennsylvania for $15.8 million. We recorded a gain of $3.4 million from this sale.

In October 2009, we sold two outparcels and related improvements adjacent to Monroe Marketplace in Selinsgrove, Pennsylvania for $2.8 million. No gain or loss was recorded from this sale.

In October 2009, we sold a parcel and related land improvements at Pitney Road Plaza in Lancaster, Pennsylvania for $10.2 million. The parcel contained a home improvement store that was subject to a ground lease. We recorded a gain of $2.7 million from this sale.

In October 2009, we sold a controlling interest in Northeast Tower Center in Philadelphia, Pennsylvania, for $30.4 million. We recorded a gain of $6.1 million from this sale. In connection with the sale, we repaid the mortgage loan associated with Northeast Tower Center, with a balance of $20.0 million at closing.

2007 DISPOSITIONS | In March 2007, we sold Schuylkill Mall in Frackville, Pennsylvania for $17.6 million. We recorded a $6.7 million gain on the sale. In connection with the sale, we repaid the mortgage loan associated with Schuylkill Mall, with a balance of $16.5 million at closing.

In May 2007, we sold an outparcel and related land improvements containing an operating restaurant at New River Valley Mall in Christiansburg, Virginia for $1.6 million. We recorded a $0.6 million gain from this sale.

In May 2007, we sold an outparcel and related land improvements at Plaza at Magnolia in Florence, South Carolina for $11.3 million. We recorded a $1.5 million gain from this sale.

In August 2007, we sold undeveloped land adjacent to Wiregrass Commons Mall in Dothan, Alabama for $2.1 million. We recorded a $0.3 million gain from this sale.

In December 2007, we sold undeveloped land in Monroe Township, Pennsylvania for $0.8 million. There was no gain or loss recorded from this sale.

2009 AND 2008 ACQUISITIONS | In February 2008, we acquired a 49.9% ownership interest in Bala Cynwyd Associates, L.P. See "Related Party Transactions" for further information about this transaction. In June 2009, we acquired an additional 49.9% ownership interest.

In July 2008, we acquired a parcel in Lancaster, Pennsylvania for $8.0 million plus customary closing costs. We developed this property and it is currently operating as Pitney Road Plaza.

In July 2008, we acquired land previously subject to a ground lease located at Wiregrass Commons in Dothan, Alabama for $3.2 million.

2007 ACQUISITIONS | In August 2007, we purchased a 116 acre land parcel in Monroe Township, Pennsylvania for $5.5 million. We had previously acquired an aggregate of approximately 10 acres on adjacent parcels. We developed this property and it is currently operating as Monroe Marketplace.

In August 2007, we purchased Plymouth Commons, a 60,000 square foot office building adjacent to Plymouth Meeting Mall, for $9.2 million.

DEVELOPMENT AND REDEVELOPMENT I We have reached the last phases of the projects in our current redevelopment program. Since the beginning of 2009, we reached several major milestones for four of our largest projects, including the opening of Nordstrom and the restaurants of Bistro Row at Cherry Hill Mall, the opening of Whole Foods Market and Café at Plymouth Meeting Mall, the opening of the offices of the Commonwealth of Pennsylvania at The Gallery at Market East and the opening of retail and office space at Voorhees Town Center. We also completed the redevelopment of Wiregrass Commons Mall with the second of two new anchors opening in 2009.

The following table sets forth the amount of the currently estimated project cost and the amount invested as of December 31, 2009 for each ongoing redevelopment project:

Redevelopment Project	Estimated Project Cost[1]	Invested as of December 31, 2009
Cherry Hill Mall	$ 218.0 million	$ 211.3 million
Plymouth Meeting Mall	97.7 million	90.5 million
The Gallery at Market East	81.6 million	81.5 million
Voorhees Town Center	83.0 million	67.6 million
		$ 450.9 million

(1) Our projected share of costs is net of any expected tenant reimbursements, parcel sales, tax credits or other incentives.

We are engaged in the ground-up development of three mixed use and other projects, although we do not expect to make material investments in these projects in the short term. As of December 31, 2009, we had incurred $77.6 million of costs related to these three projects. The details of the White Clay Point, Springhills and Pavilion at Market East projects and related costs have not been determined. In each case, we will evaluate the financing opportunities available to us at the time a project requires funding. In cases where the project is undertaken with a partner, our flexibility in funding the project might be governed by the partnership agreement or the covenants contained in our 2010 Credit Facility, which limit our involvement in such projects.

The following table sets forth the amount of our intended investment and the amounts invested as of December 31, 2009 in each ground-up development project:

Development Project	Invested as of December 31, 2009
White Clay Point[1]	$ 43.5 million
Springhills[2]	33.4 million
Pavilion at Market East[3]	0.7 million
	$ 77.6 million

(1) Amount invested as of December 31, 2009 does not reflect an $11.8 million impairment charge that we recorded in December 2008. See the notes to our consolidated financial statements for further discussion of this charge.

(2) Amount invested as of December 31, 2009 does not reflect an $11.5 million impairment charge that we recorded in 2009. See the notes to our consolidated financial statements for further discussion of this charge.

(3) The property is unconsolidated. The amount shown represents our share.

In connection with our current redevelopment and ground-up development projects, we have made contractual and other commitments on these projects in the form of tenant allowances, lease termination fees and contracts with general contractors and other professional service providers. As of December 31, 2009, the unaccrued remainder to be paid against these contractual and other commitments was $2.3 million, which is expected to be financed through our 2010 Credit Facility or through various other capital sources. The projects on which these commitments have been made have total expected remaining costs of $40.4 million.

Off Balance Sheet Arrangements

We have no material off-balance sheet items other than the partnerships described in note 3 to the consolidated financial statements and in the "Overview" section above.

Related Party Transactions

GENERAL I PRI provides management, leasing and development services for eight properties owned by partnerships and other entities in which certain officers or trustees of the Company and of PRI or members of their immediate families and affiliated entities have indirect ownership interests. Total revenue earned by PRI for such services was $0.9 million, $1.1 million and $0.9 million for the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009, $0.2 million was due from the property-owning partnerships to PRI.

We lease our principal executive offices from Bellevue Associates (the "Landlord"), an entity in which certain of our officers/trustees have an interest. Total rent expense under this lease was $1.6 million for each of the years ended December 31, 2009, 2008, and 2007. Ronald Rubin and George F. Rubin, collectively with members of their immediate families and affiliated entities, own approximately a 50% interest in the Landlord. The office lease has a 10 year term that commenced on November 1, 2004. We have the option to renew the lease for up to two additional five-year periods at the then-current fair market rate calculated in accordance with the terms of the office lease. In addition, we have the right on one occasion at any time during the seventh lease year (2011) to terminate the office lease upon the satisfaction of certain conditions. Effective June 1, 2004, our base rent was $1.4 million per year during the first five years of the office lease and is $1.5 million per year during the second five years.

We use an airplane in which Ronald Rubin owns a fractional interest. We did not incur any expenses in 2009 for this service. We paid $174,000 and $35,000 in the years ended December 31, 2008 and 2007, respectively, for flight time used by employees exclusively for Company-related business.

As of December 31, 2009, nine of our officers had employment agreements with terms of one year that renew automatically for additional one-year terms. Their 2008 employment agreements provided for aggregate base compensation for the year ended December 31, 2009 of $3.4 million, subject to increases as approved by our Board compensation committee in future years, as well as additional incentive compensation.

TAX PROTECTION AGREEMENTS I We have agreed to provide tax protection related to our acquisition of Cumberland Mall Associates in 2005 and New Castle Associates in 2003 and 2004 to the prior owners of Cumberland Mall Associates and New Castle Associates, respectively, for a period of eight years following the respective closings. Ronald Rubin and George F. Rubin are beneficiaries of these tax protection agreements.

BALA CYNWYD ASSOCIATES, L.P. I On January 22, 2008, PREIT, PREIT Associates, L.P. and another subsidiary of PREIT entered into a Contribution Agreement with Bala Cynwyd Associates, L.P. ("BCA"),

City Line Associates ("CLA"), Ronald Rubin, George F. Rubin, Joseph F. Coradino, and two other individuals to acquire all of the partnership interests in BCA. BCA had also entered into a tax deferred exchange agreement with the owners of One Cherry Hill Plaza, an office building located within the boundaries of our Cherry Hill Mall (the "Office Building"), to acquire title to the Office Building in exchange for an office building located in Bala Cynwyd, Pennsylvania owned by BCA. Ronald Rubin, George F. Rubin, Joseph F. Coradino and two other individuals owned 100% of CLA, which in turn directly or indirectly owned 100% of BCA immediately prior to the initial closing. Each of Ronald Rubin and George F. Rubin owned 40.53% of the partnership interests in CLA, and Joseph F. Coradino owned 3.16% of the partnership interests. At the initial closing under the Contribution Agreement in 2008 and in exchange for a 0.1% general partner interest and 49.8% limited partner interest in BCA, we made a capital contribution to BCA in an approximate amount of $3.93 million.

In June 2009, a second closing occurred pursuant to a put/call arrangement, at which time we acquired an additional 49.9% of the limited partner interest in BCA for approximately $199,000 in cash and 140,745 units of Class A limited partnership interest ("OP Units") in PREIT Associates, L.P. A third closing is expected to occur pursuant to a put/call arrangement approximately one year after the second closing, at which time the remaining interest in BCA will be acquired by us in exchange for approximately $1,000 in cash and 564 OP Units. None of Ronald Rubin, George Rubin or Joseph Coradino received any consideration from us in connection with the first closing. At the second closing, Ronald Rubin received 60,208 OP Units, George F. Rubin received 60,208 OP Units, and Joseph F. Coradino received 4,691 OP Units.

The acquisition of the Office Building was financed in part by a mortgage loan in the principal amount of $8.0 million.

In accordance with our related party transactions policy, a special committee consisting exclusively of independent members of our Board of Trustees considered and approved the terms of the transaction. The approval was subject to final approval of our Board of Trustees, and the disinterested members of our Board of Trustees approved the transaction.

CROWN | In connection with the merger (the "Merger") with Crown American Realty Trust ("Crown") in 2003, we entered into a tax protection agreement with Mark E. Pasquerilla (one of our trustees) and entities affiliated with Mr. Pasquerilla (the "Pasquerilla Group"). Under this tax protection agreement, we agreed not to dispose of certain protected properties acquired in the Merger in a taxable transaction until November 20, 2011 or, if earlier, until the Pasquerilla Group collectively owns less than 25% of the aggregate of the shares and OP Units that they acquired in the Merger. If we were to sell any of the protected properties during the first five years of the protection period, we would have owed the Pasquerilla Group an amount equal to the sum of the hypothetical tax owed by the Pasquerilla Group, plus an amount intended to make the Pasquerilla Group whole for taxes that may be due upon receipt of such payments. From the end of the first five years through the end of the tax protection period, the payments were intended to compensate the affected parties for interest expense incurred on amounts borrowed to pay the taxes incurred on the sale. We paid $2,000 and $8,000 to the Pasquerilla Group in 2008 and 2007 pursuant to this agreement, respectively. As of December 31, 2009, the Pasquerilla Group collectively owns less than 25% of the aggregate of the shares and OP Units that they acquired in the Merger.

Critical Accounting Policies

Critical Accounting Policies are those that require the application of management's most difficult, subjective, or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and that might change in subsequent periods. In preparing the consolidated financial statements, management has made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. In preparing the financial statements, management has utilized available information, including the Company's past history, industry standards and the current economic environment, among other factors, in forming its estimates and judgments, giving due consideration to materiality. Actual results may differ from these estimates. In addition, other companies may utilize different estimates, which may impact comparability of our results of operations to those of companies in similar businesses. The estimates and assumptions made by management in applying critical accounting policies have not changed materially during 2009, 2008 and 2007, except as otherwise noted, and none of these estimates or assumptions have proven to be materially incorrect or resulted in our recording any significant adjustments relating to prior periods. We will continue to monitor the key factors underlying our estimates and judgments, but no change is currently expected. Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements. This summary should be read in conjunction with the more complete discussion of our accounting policies included in note 1 to our consolidated financial statements.

Our management makes complex or subjective assumptions and judgments with respect to applying its critical accounting policies. In making these judgments and assumptions, management considers, among other factors:

- events and changes in property, market and economic conditions;
- estimated future cash flows from property operations; and
- the risk of loss on specific accounts or amounts.

REVENUE RECOGNITION | We derive over 95% of our revenue from tenant rent and other tenant related activities. Tenant rent includes base rent, percentage rent, expense reimbursements (such as common area maintenance, real estate taxes and utilities), amortization of above- and below-market intangibles and straight-line rent. We record base rent on a straight-line basis, which means that the monthly base rent income according to the terms of our leases with tenants is adjusted so that an average monthly rent is recorded for each tenant over the term of its lease. When tenants vacate prior to the end of their lease, we accelerate amortization of any related unamortized straight-line rent balances, and unamortized above-market and below-market intangible balances are amortized as a decrease or increase to real estate revenue, respectively.

Percentage rent represents rental income that the tenant pays based on a percentage of its sales, either as a percentage of their total sales or as a percentage of sales over a certain threshold. In the latter case, we do not record percentage rent until the sales threshold has been reached. Revenue for rent received from tenants prior to their due dates is deferred until the period to which the rent applies.

In addition to base rent, certain lease agreements contain provisions that require tenants to reimburse a fixed or pro rata share of certain common area maintenance costs and real estate taxes. Tenants generally make expense reimbursement payments monthly based on a budgeted amount determined at the beginning of the year. During the year, our income increases or decreases based on actual expense levels and changes in other factors that influence the reimbursement amounts, such as occupancy levels. Subsequent to the end of the year, we prepare a reconciliation of the actual amounts due from tenants. The difference between the actual amount due and the amounts paid by the tenant throughout the year is billed or credited to the tenant, depending on whether the tenant paid too little or too much during the year.

Payments made to tenants as inducements to enter into a lease are treated as deferred costs that are amortized as a reduction of rental revenue over the term of the related lease.

Lease termination fee income is recognized in the period when a termination agreement is signed, collectibility is assured, and we are no longer obligated to provide space to the tenant. In the event that a tenant is in bankruptcy when the termination agreement is signed, termination fee income is deferred and recognized when it is received.

We also generate revenue by providing management services to third parties, including property management, brokerage, leasing and development. Management fees generally are a percentage of managed property revenue or cash receipts. Leasing fees are earned upon the consummation of new leases. Development fees are earned over the time period of the development activity and are recognized on the percentage of completion method. These activities collectively are included in "Interest and other income" in the consolidated statements of operations.

FAIR VALUE | On January 1, 2008, we adopted new accounting requirements that define fair value, establish a framework for measuring fair value, and expand disclosures about fair value measurements. These new accounting requirements apply to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; the standard does not require any new fair value measurements of reported balances.

These new accounting requirements emphasize that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy was established that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. We utilize the fair value hierarchy in our accounting for derivatives and in our impairment reviews of real estate assets and goodwill.

DERIVATIVES | Currently, we use interest rate swaps and caps to manage its interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs.

We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements. Although we have determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2009, we have assessed the significance of the effect of the credit valuation adjustments on the overall valuation of its derivative positions and we have determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, we have determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

FINANCIAL INSTRUMENTS | Carrying amounts reported on the balance sheet for cash and cash equivalents, tenant and other receivables, accrued expenses, other liabilities and the 2003 Credit Facility approximate fair value due to the short-term nature of these instruments. The majority of our variable-rate debt is subject to interest rate swaps that have effectively fixed the interest rates on the underlying debt has an estimated fair value that is approximately the same as the recorded amounts in the balance sheets. The estimated fair value for fixed-rate debt, which is calculated for disclosure purposes, is based on the borrowing rates available to us for fixed-rate mortgage loans and corporate notes payable with similar terms and maturities.

ASSET IMPAIRMENT | Real estate investments and related intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the property might not be recoverable. A property to be held and used is considered impaired only if our estimate of the aggregate future cash flows, less estimated capital expenditures, to be generated by the property, undiscounted and without interest charges, are less than the carrying value of the property. This estimate takes into consideration factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. In addition, these estimates may consider a probability weighted cash flow estimation approach when alternative courses of action to recover the carrying amount of a long lived asset are under consideration or when a range of possible values is estimated.

The determination of undiscounted cash flows requires significant estimates by us, including the expected course of action at the balance sheet date that would lead to such cash flows. Subsequent changes in estimated undiscounted cash flows arising from changes in the anticipated action to be taken with respect to the property could impact the determination of whether an impairment exists and whether the effects could materially impact our results of operations. To the extent estimated undiscounted cash flows are less than the carrying value of the property, the loss will be measured as the excess of the carrying amount of the property over the estimated fair value of the property.

Our assessment of the recoverability of certain lease related costs must be made when we have a reason to believe that the tenant might not be able to perform under the terms of the lease as originally expected. This requires us to make estimates as to the recoverability of such costs.

An other than temporary impairment of an investment in an unconsolidated joint venture is recognized when the carrying value of the investment is not considered recoverable based on evaluation of the severity and duration of the decline in value, including the results of discounted cash flow and other valuation techniques. To the extent impairment has occurred, the excess carrying value of the asset over its estimated fair value is charged to income.

REAL ESTATE | Land, buildings, fixtures and tenant improvements are recorded at cost and stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations or replacements, which improve or extend the life of an asset, are capitalized and depreciated over their estimated useful lives.

For financial reporting purposes, properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings	30–50 years
Land improvements	15 years
Furniture/fixtures	3–10 years
Tenant improvements	Lease term

We are required to make subjective assessments as to the useful lives of our properties for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those properties based on various factors, including industry standards, historical experience and the condition of the asset at the time of acquisition. These assessments have a direct impact on our results of operations. If we were to determine that a longer expected useful life was appropriate for a particular asset, it would be depreciated over more years, and, other things being equal, result in less annual depreciation expense and higher annual net income.

Gains from sales of real estate properties and interests in partnerships generally are recognized using the full accrual method provided that various criteria are met relating to the terms of sale and any subsequent involvement by us with the properties sold.

REAL ESTATE ACQUISITIONS | We account for our property acquisitions by allocating the purchase price of a property to the property's assets based on our estimates of their fair value.

Debt assumed in connection with property acquisitions is recorded at fair value at the acquisition date, and the resulting premium or discount is amortized through interest expense over the remaining term of the debt, resulting in a non-cash decrease (in the case of a premium) or increase (in the case of a discount) in interest expense.

INTANGIBLE ASSETS | The determination of the fair value of intangible assets requires significant estimates by management and considers many factors, including our expectations about the underlying property and the general market conditions in which the property operates. The judgment and subjectivity inherent in such assumptions can have a significant impact on the magnitude of the intangible assets that we record.

A portion of the purchase price of a property is allocated to intangible assets. Our methodology for this allocation includes estimating an "as-if vacant" fair value of the physical property, which is allocated to land, building and improvements. The difference between the purchase price and the "as-if vacant" fair value is allocated to intangible assets. There are three categories of intangible assets to be considered: (i) value of in-place leases, (ii) above- and below-market value of in-place leases and (iii) customer relationship value.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases comparable to the acquired in-place leases, as well as the value associated with lost rental revenue during the assumed lease-up period. The value of in-place leases is amortized as real estate amortization over the remaining lease term.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) our estimates of fair market lease rates for the comparable in-place leases, based on factors including historical experience, recently executed transactions and specific property issues, measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market lease values is amortized as a reduction of rental income over the remaining terms of the respective leases. The value of below-market lease values is amortized as an increase to rental income over the remaining terms of the respective leases, including any below-market optional renewal periods.

We allocate purchase price to customer relationship intangibles based on our assessment of the value of such relationships.

GOODWILL | We conduct an annual review of our goodwill balances for impairment to determine whether an adjustment to the carrying value of goodwill is required. We determined the fair value of our properties and the goodwill that is associated with the properties by applying a capitalization rate to our estimate of projected income at those properties. We also consider factors such as property sales performance, market position and current and future operating results.

ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS | The determination to classify an asset as held for sale requires significant estimates by us about the property and the expected market for the property, which are based on factors including recent sales of comparable properties, recent expressions of interest in the property, financial metrics of the property and the condition of the property. We must also determine if it will be possible under those market conditions to sell the property for an acceptable price within one year. When assets are identified by management as held for sale, we discontinue depreciating the assets and estimate the sales price, net of selling costs of such assets. We generally consider operating properties to be held for sale when they meet the criteria, which include factors such as whether the sale transaction has been approved by the appropriate level of management and there are no known material contingencies relating to the sale such that the sale is probable within one year. If, in management's opinion, the net sales price of the asset that has been identified as held for sale is less than the net book value of the asset, the asset is written down to fair value less the cost to sell. Assets and liabilities related to assets classified as held for sale are presented separately in the consolidated balance sheet.

Assuming no significant continuing involvement, a sold operating real estate property is considered a discontinued operation. In addition, operating properties classified as held for sale are considered discontinued operations. Operating properties classified as discontinued operations are reclassified as such in the consolidated statement of operations for each period presented. Interest expense that is specifically identifiable to the property is used in the computation of interest expense attributable to discontinued operations. See note 2 to our consolidated financial statements for a description of the properties included in discontinued operations. Land parcels and other portions of operating properties, non-operating real estate and investments in partnerships are excluded from discontinued operations treatment.

CAPITALIZATION OF COSTS | Costs incurred in relation to development and redevelopment projects for interest, property taxes and insurance are capitalized only during periods in which activities necessary to prepare the property for its intended use are in progress. Costs incurred for such items after the property is substantially complete and ready for its intended use are charged to expense as incurred. Capitalized costs, as well as tenant inducement amounts and internal and external commissions, are recorded in construction in progress. We capitalize a portion of development department employees' compensation and benefits related to time spent involved in development and redevelopment projects.

We capitalize payments made to obtain options to acquire real property. Other related costs that are incurred before acquisition that are expected to have ongoing value to the project are capitalized if the acquisition of the property or of an option to acquire the property is probable. If the property is acquired, such costs are included in the amount recorded as the initial value of the asset. Capitalized pre-acquisition costs are charged to expense when it is probable that the property will not be acquired.

We capitalize salaries, commissions and benefits related to time spent by leasing and legal department personnel involved in originating leases with third-party tenants.

TENANT RECEIVABLES | We make estimates of the collectibility of our tenant receivables related to tenant rent including base rent, straight-line rent, expense reimbursements and other revenue or income. We specifically analyze accounts receivable, including straight-line rent receivable, historical bad debts, customer creditworthiness and current economic and industry trends when evaluating the adequacy of the allowance for doubtful accounts. The receivables analysis places particular emphasis on past-due accounts and considers the nature and age of the receivables, the payment history and financial condition of the payor, the basis for any disputes or negotiations with the payor, and other information that could affect collectibility. In addition, with respect to tenants in bankruptcy, we make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the time required to reach an ultimate resolution of these claims can exceed one year. These estimates have a direct effect on our results of operations because higher bad debt expense results in less net income, other things being equal. For straight line rent, the collectibility analysis considers the probability of collection of the unbilled deferred rent receivable given our experience regarding such amounts.

Results of Operations

Comparison of Years Ended December 31, 2009, 2008 and 2007

OVERVIEW I Our net loss increased by $73.7 million to a net loss of $90.1 million for the year ended December 31, 2009 from net loss of $16.4 million for the year ended December 31, 2008. The increase in the loss was affected by challenging conditions in the economy, the impairment of assets, the effects of ongoing redevelopment initiatives, tenant bankruptcies, increased depreciation and amortization and interest expense as a result of development and redevelopment assets having been placed in service, increased interest expense as a result of a higher aggregate debt balance and increased property operating expenses compared to the year ended December 31, 2008. These factors were offset by gains on the extinguishment of debt in connection with repurchases of a portion of our Exchangeable Notes.

Our net income decreased by $39.5 million to a net loss of $16.4 million for the year ended December 31, 2008 from net income of $23.1 million for the year ended December 31, 2007. The decrease was affected by challenging conditions in the economy, the impairment of assets, tenant bankruptcies, the effects of ongoing redevelopment initiatives, increased depreciation and amortization as a result of development and redevelopment assets having been placed in service, increased interest expense as a result of a higher aggregate debt balance and increased property operating expenses compared to the year ended December 31, 2007 and a decrease in gains on the sales of discontinued operations. These decreases were partially offset by a gain on the extinguishment of debt in connection with a repurchase of a portion of our Exchangeable Notes.

The table below sets forth certain occupancy statistics for properties that we consolidate as of December 31, 2009, 2008, and 2007:

	Consolidated Properties Occupancy as of December 31,		
	2009	2008	2007
Retail portfolio weighted average:			
Total including anchors	89.7%	90.3%	90.5%
Excluding anchors	84.7%	87.3%	88.1%
Enclosed malls weighted average:			
Total including anchors	89.4%	89.6%	90.1%
Excluding anchors	84.2%	86.5%	87.7%
Strip and power center weighted average:	93.1%	99.2%	96.6%

The following table sets forth certain occupancy statistics for properties owned by partnerships in which we own a 50% interest as of December 31, 2009, 2008 and 2007:

	Partnership Properties Occupancy as of December 31,		
	2009	2008	2007
Retail portfolio weighted average:			
Total including anchors	90.7%	94.3%	95.7%
Excluding anchors	87.6%	91.9%	93.9%
Enclosed malls weighted average:			
Total including anchors	92.0%	91.8%	95.2%
Excluding anchors	89.9%	89.6%	93.8%
Strip and power center weighted average:	89.9%	95.6%	95.9%

The following information sets forth our results of operations for the years ended December 31, 2009, 2008 and 2007:

(in thousands of dollars)	Year Ended December 31, 2009	% Change 2008 to 2009	Year Ended December 31, 2008	% Change 2007 to 2008	Year Ended December 31, 2007
Results of operations:					
Revenue	$ 463,088	(1%)	$ 467,993	2%	$ 460,590
Operating expenses	(193,576)	4%	(186,520)	4%	(179,010)
General and administrative expenses	(37,558)	(7%)	(40,324)	(3%)	(41,415)
Income taxes and other	(169)	(29%)	(237)	(43%)	(413)
Impairment of assets and abandoned project costs	(75,012)	160%	(28,889)	1,787%	(1,531)
Interest expense, net	(133,460)	16%	(115,013)	15%	(100,188)
Depreciation and amortization	(166,570)	11%	(150,041)	15%	(130,632)
Equity in income of partnerships	10,102	43%	7,053	52%	4,637
Gain on extinguishment of debt	27,047	—	27,074	—	—
Gains on sales of real estate	923	—	—	—	579
Gains on sales of non-operating real estate	3,388	—	—	—	1,731
Income from discontinued operations	11,706	359%	2,549	(71%)	8,772
Net (loss) income	**$ (90,091)**	**451%**	**$ (16,355)**	**(171%)**	**$ 23,120**

The amounts reflected as income from continuing operations in the preceding table reflect our consolidated properties, with the exception of properties that are classified as discontinued operations. Our unconsolidated partnerships are presented under the equity method of accounting in the line item "Equity in income of partnerships."

REAL ESTATE REVENUE | Real estate revenue decreased by $3.4 million, or 1%, in 2009 as compared to 2008. Real estate revenue in 2009 was significantly affected by tenant bankruptcies and store closings, resulting in lower occupancy and expense reimbursements and higher bad debt expense compared to 2008. Real estate revenue from properties that were owned by us for the entire period from January 1, 2008 to December 31, 2009 ("2009 Same Store Properties") decreased by $7.2 million in 2009, primarily due to decreases of $1.9 million in lease termination revenue, $1.8 million in percentage rent, $1.7 million in other revenue, $1.3 million in expense reimbursements and $0.5 million in base rent, which is comprised of minimum rent, straight line rent and rent from tenants that pay a percentage of sales in lieu of minimum rent. These changes in real estate revenue are explained below in further detail. Real estate revenue increased $3.8 million from one property under development during 2008 that was placed in service in 2009.

Lease termination revenue from 2009 Same Store Properties decreased by $1.9 million in 2009, primarily due to amounts received from two tenants during 2008 that did not recur in 2009. Percentage rent from 2009 Same Store Properties decreased by $1.8 million due in part to a decrease in tenant sales from $333 per square foot in 2008 to $325 per square foot in 2009. This decrease was also partially due to a trend in certain more recent leases that have higher thresholds at which percentage rent begins. Other revenue from 2009 Same Store Properties decreased by $1.7 million in 2009, primarily due to a $1.1 million decrease in marketing revenue, a $0.2 million decrease in corporate sponsorship revenue and a $0.1 million decrease in gift card revenue. The decrease in marketing revenue was offset by a corresponding $1.1 million decrease in marketing expense. Marketing revenue is generally recognized in tandem with marketing expense.

Expense reimbursements from 2009 Same Store Properties decreased by $1.3 million in 2009 as compared to 2008. At many of our malls, we have continued to recover a lower proportion of common area maintenance and real estate tax expenses. In addition to being affected by store closings, our properties are experiencing a trend towards more gross leases (leases that provide that tenants pay a higher base rent amount in lieu of contributing toward common area maintenance costs and real estate taxes), as well as more leases that provide for the rent amount to be determined on the basis of a percentage of sales in lieu of minimum rent or any contribution toward common area maintenance or real estate tax expenses. We are also experiencing rental concessions made to tenants affected by our redevelopment activities and to tenants experiencing financial difficulties, that resulted in lower recoveries.

Base rent from 2009 Same Store Properties decreased by $0.5 million in 2009 as compared to 2008. Base rent decreased by $5.5 million due to store closings and liquidations associated with tenant bankruptcy filings during 2009 and 2008. Partially offsetting these decreases, base rent at Cherry Hill Mall, Voorhees Town Center and Plymouth Meeting Mall, three projects in the current redevelopment program, increased by $2.4 million, $1.6 million and $1.1 million, respectively, due to increased occupancy from newly opened tenants. Partially offsetting the increases at Voorhees Town Center and Plymouth Meeting Mall were lease inducement and straight line rent receivable write-offs of $0.6 million and $0.2 million, respectively, associated with tenant delinquencies, which reduced base rent.

Interest and other income decreased by $1.5 million, or 33%, in 2009 as compared to 2008 due to lower interest rates on excess cash investments and non-recurring development fees and leasing commissions recorded in 2008.

We believe that the current downward trend in the overall economy and the recent disruptions in the financial markets have reduced consumer confidence in the economy and negatively affected employment and consumer spending on retail goods, and have consequently decreased the demand for retail space and the revenue generated by our properties. The weaker operating performance of retailers has resulted in delays or deferred decisions regarding the opening of new retail stores and renewals of existing leases at our properties and has affected the ability of our current tenants to meet their obligations to us, which has and is anticipated to continue to adversely affect our ability to generate real estate revenue during the duration of the current downturn and disruptions.

Real estate revenue increased by $9.9 million, or 2%, in 2008 as compared to 2007, including an increase of $4.1 million from properties that were under development during 2007 that were placed in service in 2008 and an increase of $1.5 million from One Cherry Hill Plaza (acquired in February 2008). Real estate revenue from properties that were owned by us for the entire period from January 1, 2007 to December 31, 2008 ("2008 Same Store Properties") increased by $4.3 million in 2008, primarily due to increases of $2.7 million in expense reimbursements, $2.5 million in lease termination revenue and $2.1 million in base rent, partially offset by decreases of $1.9 million in percentage rent and $1.1 million in other revenue.

Expense reimbursements from 2008 Same Store Properties increased by $2.7 million in 2008 as compared to 2007 due in large part to higher reimbursable expenses, as discussed below under "Operating Expenses." Lease termination revenue from 2008 Same Store Properties increased by $2.5 million, primarily due to amounts received from two tenants during 2008.

Base rent from 2008 Same Store Properties increased by $2.1 million in 2008 as compared to 2007 primarily due to an increase in rental rates and increased occupancy at redevelopment projects, including a $1.0 million increase at Voorhees Town Center, a $0.9 million increase at Plymouth Meeting Mall and a $0.7 million increase at Cherry Hill Mall. Additionally, base rent in 2008 increased by $0.9 million at redevelopment projects completed during 2008 and 2007 due to an increase in rental rates and increased occupancy. These increases were partially offset by a $1.5 million decrease in base rent at our remaining properties due to decreases of $1.0 million in specialty leasing revenue, $0.9 million in straight line rent and $0.5 million in above/below market rent amortization, partially offset by increases of $0.5 million in minimum rent and $0.4 million in percentage of sales rent in lieu of minimum rent. Percentage rent decreased by $1.9 million in 2008 as compared to 2007 due in part to a decrease in tenant sales from $349 per square foot in 2007 to $333 in 2008. Percentage rent also decreased in connection with a trend among certain tenants to have higher thresholds at which percentage rent begins. Other revenue decreased by $1.1 million in 2008 compared to 2007, including a $0.4 million decrease in marketing revenue, a $0.3 million decrease in gift card revenue and a $0.3 million decrease in ancillary revenue. These revenue decreases were offset by corresponding decreases of $0.5 million in marketing expense, $0.3 million in gift card expense and $0.3 million in ancillary expense.

Interest and other income decreased by $2.5 million, or 36%, in 2008 as compared to 2007 due to a $1.5 million one time payment received in 2007 that did not recur in 2008 in connection with Swansea Mall in Swansea, Massachusetts, a mall that we formerly managed.

OPERATING EXPENSES | Operating expenses increased by $7.1 million, or 4%, in 2009 as compared to 2008. Operating expenses from 2009 Same Store Properties increased by $6.0 million in 2009, primarily due to a $3.4 million increase in real estate tax expense and a $3.4 million increase in common area maintenance expense. These increases were partially offset by a $0.8 million decrease in non-common area utility expense. Operating expenses increased $1.0 million from two properties under development during 2008 that were placed in service in 2009, and $0.1 million from a property we acquired in February 2008.

Real estate tax expense increased by $3.4 million in 2009, primarily due to higher tax rates and increased property assessments at some of our properties. Common area maintenance expenses increased by $3.4 million, due primarily to increases of $1.5 million in snow removal, $1.4 million in repairs and maintenance and $0.7 million in loss prevention expense. Snow removal expense amounts at our properties located in Pennsylvania and New Jersey increased as a result of a significant snowstorm that affected the Mid-Atlantic states in mid-December 2009. Total snow removal costs associated with this storm were approximately $1.6 million. Repairs and maintenance expense and loss prevention expense increased due primarily to stipulated annual contractual increases. Non-common area utility expense decreased by $0.8 million in 2009, including a $0.5 million decrease at our four properties located in New Jersey due to a combination of lower utility rates and lower consumption resulting from newly installed equipment at Voorhees Town Center and Cherry Hill Mall.

Other operating expenses were affected by a $1.1 million decrease in marketing expense, a $0.3 million decrease in legal fee expense, a $0.2 million decrease in non-common area maintenance expense, a $0.2 million decrease in ground rent expense and a $0.1 million decrease in gift card expense, offset by a $1.9 million increase in bad debt expense. The increase in bad debt expense was affected by $0.9 million associated with 15 tenant bankruptcy filings during 2009.

Operating expenses increased by $7.5 million, or 4%, in 2008 as compared to 2007. Operating expenses from 2008 Same Store Properties increased by $5.9 million in 2008, primarily due to a $2.6 million increase in common area maintenance expense, a $2.0 million increase in real estate tax expense and a $1.5 million increase in other property operating expenses. These increases were partially offset by a $0.2 million decrease in non-common area utility expense. Operating expenses also included $0.6 million from properties that were under development during 2007 that were placed in service in 2008 and $1.0 million from One Cherry Hill Plaza (acquired in February 2008).

Common area maintenance expenses from 2008 Same Store Properties increased by $2.6 million in 2008 as compared to 2007, primarily due to increases of $2.3 million in repairs and maintenance expense, $0.6 million in loss prevention expense, $0.4 million in common area utility expense and $0.4 million in on-site management expense, partially offset by a $1.1 million decrease in snow removal expense. Repairs and maintenance expense and loss prevention expense increased in 2008 primarily due to stipulated annual contractual cost increases. Snowfall amounts at our properties decreased in 2008 as compared to 2007, particularly at our properties located in Pennsylvania and New Jersey. Real estate tax expense increased by $2.0 million in 2008 as compared to 2007, primarily due to higher tax rates in the jurisdictions where properties are located. Other property operating expenses from 2008 Same Store Properties increased by $1.5 million in 2008 as compared to 2007, including a $2.1 million increase in bad debt expense, a $0.4 million increase in non-common area maintenance expense and a $0.2 million increase in vacant store utility expense. These increases were partially offset by decreases of $0.5 million in marketing expense, $0.3 million in gift card expense and $0.3 million in ancillary expense. The increase in bad debt expense was affected by a $1.3 million increase in 2008 associated with tenant bankruptcy filings.

GENERAL AND ADMINISTRATIVE EXPENSES | General and administrative expenses decreased by $2.8 million, or 7%, in 2009 as compared to 2008. Other general and administrative expenses decreased by $1.9 million, primarily due to lower travel costs, professional fees, convention expenses and other miscellaneous expenses. This overall decrease was also due in part to a $0.4 million decrease in compensation costs, as a result of a reduction in headcount and lower incentive compensation costs.

General and administrative expenses decreased by $1.1 million, or 3%, in 2008 as compared to 2007. The decrease was due to a $1.1 million decrease in net compensation expense related to decreased incentive compensation.

IMPAIRMENT OF ASSETS AND ABANDONED PROJECT COSTS | During the year ended December 31, 2009, we recorded asset impairments totaling $74.3 million, consisting of $62.7 million related to the investment in real estate at Orlando Fashion Square in Orlando, Florida, $11.5 million related to the Springhills ground-up development project in Gainesville, Florida and $0.1 million related to the sale of an outparcel and related land improvements containing an operating restaurant at Monroe Marketplace in Selinsgrove, Pennsylvania. See note 2 of the notes to consolidated financial statements. We also recorded $0.8 million of abandoned development projects expense in 2009.

During 2009, Orlando Fashion Square experienced significant decreases in non-anchor occupancy and net operating income as a result of unfavorable economic conditions in the Orlando market combined with negative trends in the retail sector. The occupancy declines resulted from store closings from bankrupt and underperforming tenants. Net operating income at this property was also impacted by an increase in the number of tenants paying a percentage of their sales in lieu of minimum rent combined with declining tenant sales. As a result of these conditions, in connection with the preparation of our 2010 business plan and budgets, management determined that its estimate of future cash flows, net of estimated capital expenditures, to be generated by the property were less than the carrying value of the property. As a result, we determined that the property was impaired and a write down of $62.7 million to the property's estimated fair value of $40.2 million was necessary.

Springhills is a mixed use ground-up development project located in Gainesville, Florida. During the fourth quarter of 2009, in connection with our 2010 business planning process, which included a strategic review of our future development projects, management determined that the development plans for Springhills were uncertain. Consequently, we recorded an impairment loss of $11.5 million, to write down the carrying amount of the project to the estimated fair value of $22.0 million.

During the year ended December 31, 2008, we recorded asset impairments totaling $27.6 million, consisting of $11.8 million related to the White Clay Point ground-up development project, $7.0 million related to the Sunrise Plaza power center project, $4.6 million related to goodwill, $3.0 million related to our investment in and receivables from Valley View Downs, $0.9 million related to a proposed commercial project in West Chester, Pennsylvania and $0.2 million related to an undeveloped parcel adjacent to Viewmont Mall classified as land held for development. See note 2 of the notes to consolidated financial statements. We also recorded $1.3 million of abandoned development projects expense in 2008.

INTEREST EXPENSE | Interest expense increased by $18.4 million, or 16%, in 2009 as compared to 2008. This increase was primarily attributable to assets placed in service with an aggregate cost basis of $286.7 million in 2009. Interest on these assets was capitalized during construction periods on our development and redevelopment projects, and was expensed during periods after the improvements were placed in service. This increase resulted in part from a higher aggregate debt balance. Interest expense in 2008 was reduced by $2.0 million as a result of a gain from hedging activities.

Interest expense increased $14.8 million, or 15%, in 2008 as compared to 2007. The increase was attributable to a $12.6 million increase related to new mortgage financings in 2008, a $2.7 million increase related to the Term Loan financing completed in September 2008 and a $5.7 million increase in interest arising from the revolving 2003 Credit Facility and our Exchangeable Notes (due to larger amounts outstanding in the aggregate in 2008 as compared to 2007). These increases were partially offset by a decrease in mortgage loan interest of $4.2 million related to the repayment of the 15 property real estate mortgage investment conduit ("REMIC"), a $2.0 million gain from hedging activities and the repayment of the mortgage loan on Crossroads Mall in 2008 and a $0.3 million decrease in interest paid on mortgage loans outstanding during 2008 due to principal amortization, as well as the effects of lower average interest rates.

DEPRECIATION AND AMORTIZATION | Depreciation and amortization expense increased by $16.5 million, or 11%, in 2009 as compared to 2008. Depreciation and amortization expense from 2009 Same Store Properties increased by $15.4 million, primarily due to a higher asset base resulting from capital improvements at our properties, particularly at properties where we have recently completed redevelopments and that are now placed in service. We placed assets with an aggregate basis of $286.0 million in service in 2009. Depreciation and amortization expense increased $1.4 million from one property under development during 2008 that is now placed in service and decreased $0.3 million from One Cherry Hill Plaza (acquired February 2008).

Depreciation and amortization expense increased by $19.4 million, or 15%, in 2008 as compared to 2007. Depreciation and amortization expense from 2008 Same Store Properties increased by $16.3 million, primarily due to a higher asset base resulting from capital improvements at our properties, particularly at redevelopment properties. Depreciation and amortization expense increased $1.9 million from properties under development during 2007 that were placed in service in 2008 and $1.2 million from One Cherry Hill Plaza.

GAIN ON EXTINGUISHMENT OF DEBT | In 2009, we repurchased $104.6 million in aggregate principal amount of our Exchangeable Notes in privately-negotiated transactions in exchange for $47.2 million in cash and 4.3 million common shares with a fair market value of $25.0 million. This resulted in a gain on extinguishment of debt of $27.0 million. In connection with the repurchases, we retired an aggregate of $5.4 million of deferred financing costs and debt discount.

In 2008, we repurchased $46.0 million in aggregate principal amount of our Exchangeable Notes in privately-negotiated transactions for $15.9 million in cash. This resulted in a gain on extinguishment of debt of $27.1 million. In connection with the repurchases, we retired an aggregate of $3.0 million of deferred financing costs and debt discount.

During 2007, we did not repurchase any of our Exchangeable Notes.

GAINS ON SALES OF REAL ESTATE | Gains on sales of interests in real estate were $4.3 million in 2009 due to a $2.7 million gain from the sale of a parcel and related land improvements at Pitney Road Plaza, a $1.4 million gain from the sale of land adjacent to North Hanover Mall and a $0.2 million gain from the sale of a land parcel adjacent to Woodland Mall.

There were no gains on sales of real estate in 2008.

Gains on sales of interests in real estate were $2.3 million in 2007 due to a $1.5 million gain from the sale of a parcel and related land improvements at Plaza at Magnolia, a $0.6 million gain from the sale of an outparcel and related land improvements containing an operating restaurant at New River Valley Mall, and a $0.2 million gain from the sale of land adjacent to Wiregrass Commons.

DISCONTINUED OPERATIONS | We have presented as discontinued operations the operating results of Crest Plaza (a strip center in Allentown, Pennsylvania), Northeast Tower Center (a power center in Philadelphia, Pennsylvania), Schuylkill Mall (a mall in Frackville, Pennsylvania), South Blanding Village (a strip center in Jacksonville, Florida) and Festival at Exton (a strip center in Exton, Pennsylvania).

Operating results and gains on sales of discontinued operations for the properties in discontinued operations for the periods presented were as follows:

	For the Year Ended December 31,		
(in thousands of dollars)	2009	2008	2007
Operating results of:			
Northeast Tower Center	$ 1,820	$ 1,965	$ 1,697
Crest Plaza	383	584	506
Schuylkill Mall	—	—	(97)
Festival at Exton	—	—	(28)
South Blanding Village	—	—	(5)
Operating results from discontinued operations	2,203	2,549	2,073
Gains on sales of discontinued operations	9,503	—	6,699
Income from discontinued operations	**$ 11,706**	**$ 2,549**	**$ 8,772**

GAINS ON SALES OF DISCONTINUED OPERATIONS | Gains on sales of discontinued operations were $9.5 million for 2009 due to the gain on the sale of a controlling interest Northeast Tower Center of $6.1 million and a gain on the sale of Crest Plaza of $3.4 million.

There were no gains on sales of discontinued operations in 2008.

Gains on sales of discontinued operations were $6.7 million for 2007 due to the sale of Schuylkill Mall.

Net Operating Income

Net operating income (a non-GAAP measure) is derived from real estate revenue (determined in accordance with GAAP) minus property operating expenses (determined in accordance with GAAP). It does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity; nor is it indicative of funds available for our cash needs, including our ability to make cash distributions. We believe that net income is the most directly comparable GAAP measurement to net operating income. We believe that net operating income is helpful to management and investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time.

Net operating income excludes interest and other income, general and administrative expenses, interest expense, depreciation and amortization, gains on sales of interests in real estate, gains or sales of non-operating real estate, gains on sales of discontinued operations, gain on extinguishment of debt, impairment losses, abandoned project costs and other expenses.

The following table presents net operating income results for the years ended December 31, 2009 and 2008. The results are presented using the "proportionate-consolidation method" (a non-GAAP measure), which presents our share of the results of our partnership investments. Under GAAP, we account for our partnership investments under the equity method of accounting. Operating results for retail properties that we owned for the full periods presented ("Same Store") exclude properties acquired or disposed of during the periods presented:

	For the Year Ended December 31, 2009			For the Year Ended December 31, 2008		
(in thousands of dollars)	Real Estate Revenue	Operating Expenses	Net Operating Income	Real Estate Revenue	Operating Expenses	Net Operating Income
Same Store	$ 490,584	$ (202,489)	$ 288,095	$ 497,773	$ (196,348)	$ 301,425
Non Same Store	11,431	(4,060)	7,371	9,178	(3,286)	5,892
Total	**$ 502,015**	**$ (206,549)**	**$ 295,466**	**$ 506,951**	**$ (199,634)**	**$ 307,317**

	% Change 2009 vs. 2008	
	Same Store	Total
Real estate revenue	(1.4%)	(1.0%)
Operating expenses	3.1%	3.5%
Net operating income	(4.4%)	(3.9%)

Primarily because of the items discussed above under "Revenue" and "Operating Expenses," total net operating income decreased by $11.9 million in 2009 compared to 2008, and Same Store net operating income decreased by $13.3 million in 2009 compared to 2008.

The following information is provided to reconcile net loss to net operating income:

	For the Year Ended December 31,	
(in thousands of dollars)	2009	2008
Net loss	$ (90,091)	$ (16,355)
Adjustments:		
Depreciation and amortization		
Wholly owned and consolidated partnerships	166,570	150,041
Unconsolidated partnerships	8,144	8,361
Discontinued operations	1,176	1,571
Interest expense		
Wholly owned and consolidated partnerships	133,460	115,013
Unconsolidated partnerships	7,260	10,274
Discontinued operations	104	535
Gains on sales of interests in real estate	(923)	—
Gains on sales of non-operating real estate	(3,388)	—
Gains on sales of discontinued operations	(9,503)	—
Gain on extinguishment of debt	(27,047)	(27,074)
Impairment of assets and abandoned project costs	75,012	28,889
Other expenses	37,727	40,561
Interest and other income	(3,035)	(4,499)
Net operating income	**$ 295,466**	**$ 307,317**

Funds From Operations

The National Association of Real Estate Investment Trusts ("NAREIT") defines Funds From Operations, which is a non-GAAP measure, as income before gains and losses on sales of operating properties and extraordinary items (computed in accordance with GAAP); plus real estate depreciation; plus or minus adjustments for unconsolidated partnerships to reflect funds from operations on the same basis. We compute Funds From Operations by taking the amount determined pursuant to the NAREIT definition and subtracting dividends on preferred shares ("FFO") (for periods during which we had preferred shares outstanding).

Funds From Operations is a commonly used measure of operating performance and profitability in the real estate industry, and we use FFO and FFO per diluted share and OP Unit as supplemental non-GAAP measures to compare our Company's performance for different periods to that of our industry peers. Similarly, FFO per diluted share and OP Unit is a measure that is useful because it reflects the dilutive impact of outstanding convertible securities. In addition, we use FFO and FFO per diluted share and OP Unit as one of the performance measures for determining bonus amounts earned under certain of our performance-based executive compensation programs. We compute Funds From Operations in accordance with standards established by NAREIT, less dividends on preferred shares (for periods during which we had preferred shares outstanding), which may not be comparable to Funds From Operations reported by other REITs that do not define the term in accordance with the current NAREIT definition, or that interpret the current NAREIT definition differently than we do.

FFO does not include gains and losses on sales of operating real estate assets, which are included in the determination of net income in accordance with GAAP. Accordingly, FFO is not a comprehensive measure of our operating cash flows. In addition, since FFO does not include depreciation on real estate assets, FFO may not be a useful performance measure when comparing our operating performance to that of other non-real estate commercial enterprises. We compensate for these limitations by using FFO in conjunction with other GAAP financial performance measures, such as net income and net cash provided by operating activities, and other non-GAAP financial performance measures, such as net operating income. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available for our cash needs, including our ability to make cash distributions.

We believe that net income is the most directly comparable GAAP measurement to FFO. We believe that FFO is helpful to management and investors as a measure of operating performance because it excludes various items included in net income that do not relate to or are not indicative of operating performance, such as various non-recurring items that are considered extraordinary under GAAP, gains on sales of operating real estate and depreciation and amortization of real estate.

FFO was $73.1 million for the year ended December 31, 2009, a decrease of $67.9 million, or 48%, compared to $141.0 million for 2008. FFO decreased because of the decrease in net income as a result of impairment losses, higher property operating expenses and higher interest expense, partially offset by a gain on extinguishment of debt. FFO per share decreased $1.74 per share to $1.69 per share for the year ended December 31, 2009, compared to $3.43 per share for the year ended December 31, 2008.

The shares used to calculate both FFO per basic share and FFO per diluted share include common shares and OP Units not held by us. FFO per diluted share also includes the effect of common share equivalents.

The following information is provided to reconcile net loss to FFO, and to show the items included in our FFO for the periods indicated:

(in thousands of dollars)	For the Year Ended December 31, 2009	Per share (including OP Units)	For the Year Ended December 31, 2008	Per share (including OP Units)
Net loss	$ (90,091)	$ (2.08)	$ (16,355)	$ (0.40)
Adjustments:				
Gains on sales of discontinued operations	(9,503)	(0.22)	—	—
Gains on sales of interest in real estate	(923)	(0.02)	—	—
Depreciation and amortization:				
Wholly owned and consolidated partnerships[1]	164,284	3.80	147,435	3.59
Unconsolidated partnerships[1]	8,144	0.19	8,361	0.20
Discontinued operations[1]	1,176	0.02	1,571	0.04
Funds from operations[2]	**$ 73,087**	**$ 1.69**	**$ 141,012**	**$ 3.43**
Impairment of assets	74,254	1.72	27,592	0.67
Gain on extinguishment of debt	(27,047)	(0.63)	(27,074)	(0.66)
Funds from operations as adjusted	**$ 120,294**	**$ 2.78**	**$ 141,530**	**$ 3.45**
Weighted average number of shares outstanding	40,953		38,807	
Weighted average effect of full conversion of OP Units	2,268		2,236	
Effect of common share equivalents	12		14	
Total weighted average shares outstanding, including OP Units	**43,233**		**41,057**	

(1) Excludes depreciation of non-real estate assets and amortization of deferred financing costs.

(2) Includes the non-cash effect of straight-line rent of $1.3 million and $2.0 million for the twelve months ended December 31, 2009 and 2008, respectively.

Liquidity And Capital Resources

This "Liquidity and Capital Resources" section contains certain "forward-looking statements" that relate to expectations and projections that are not historical facts. These forward-looking statements reflect our current views about our future liquidity and capital resources, and are subject to risks and uncertainties that might cause our actual liquidity and capital resources to differ materially from the forward-looking statements. Additional factors that might affect our liquidity and capital resources include those discussed in the section entitled Risk Factors" in our Annual Report on Form 10-K. We do not intend to update or revise any forward-looking statements about our liquidity and capital resources to reflect new information, future events or otherwise.

CAPITAL RESOURCES | We expect to meet our short-term liquidity requirements, including distributions to shareholders, recurring capital expenditures, tenant improvements and leasing commissions, but excluding development and redevelopment projects, generally through our available working capital and net cash provided by operations, and subject to the terms and conditions of our 2010 Credit Facility. We believe that our net cash provided by operations will be sufficient to allow us to make any distributions necessary to enable us to continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended. The aggregate distributions made to common shareholders and OP Unitholders in 2009 were $32.5 million, based on distributions of $0.74 per share and OP Unit. For the first quarter of 2010, we have announced a payment of $0.15 per share, which equates to an annual distribution amount of $0.60 per share. The following are some of the factors that could affect our cash flows and require the funding of future cash distributions, recurring capital expenditures, tenant improvements or leasing commissions with sources other than operating cash flows:

- adverse changes or prolonged downturns in general, local or retail industry economic, financial, credit market or competitive conditions, leading to a reduction in real estate revenue or cash flows or an increase in expenses;
- deterioration in our tenants' business operations and financial stability, including tenant bankruptcies, leasing delays or terminations, or lower sales, causing deferrals or declines in rent, percentage rent and cash flows;
- inability to achieve targets for, or decreases in, property occupancy and rental rates, resulting in lower or delayed real estate revenue and operating income;
- increases in interest rates resulting in higher borrowing costs; and
- increases in operating costs that cannot be passed on to tenants, resulting in reduced operating income and cash flows.

We expect to meet certain of our remaining obligations to fund existing development and redevelopment projects and certain capital requirements, including scheduled debt maturities, future property and portfolio acquisitions, expenses associated with acquisitions, renovations, expansions and other non-recurring capital improvements, through a variety of capital sources, subject to the terms and conditions of our 2010 Credit Facility.

The difficult conditions in the market for debt capital and commercial mortgage loans, including the commercial mortgage backed securities market, and the downturn in the general economy and its effect on retail sales, as well as our significant leverage resulting from debt incurred to fund our redevelopment projects and other development activity, have combined to necessitate that we vary our approach to obtaining, using and recycling capital. We intend to consider all of our available options for accessing the capital markets, given our position and constraints.

The amounts remaining to be invested in the last phases of our current redevelopment projects are significantly less than in 2009, and we believe that we have access to sufficient capital to fund these remaining amounts.

In the past, one avenue available to us to finance our obligations or new business initiatives has been to obtain unsecured debt, based in part on the existence of properties in our portfolio that were not subject to mortgage loans. The terms of the 2010 Credit Facility include our grant of a security interest consisting of a first lien on 22 properties and a second lien on one property. As a result, we have very few remaining assets that we could use to support unsecured debt financing. Our lack of properties in the portfolio that could be used to support unsecured debt might limit our ability to obtain capital in this way.

We are contemplating ways to reduce our leverage through a variety of means available to us, and subject to and in accordance with the terms and conditions of the 2010 Credit Facility. These steps might include obtaining equity capital, including through the issuance of equity securities if market conditions are favorable, through joint ventures or other partnerships or arrangements involving our contribution of assets with institutional investors, private equity investors or other REITs, through sales of properties with values in excess of their mortgage loans or allocable debt and application of the excess proceeds to debt reduction, or through other actions.

In March 2009, the SEC declared effective a $1.0 billion universal shelf registration statement. Currently, we may use our shelf registration statement to offer and sell common shares of beneficial interest, preferred shares and various types of debt securities, among other types of securities, to the public. However, we may be unable to issue securities under the shelf registration statement, or otherwise, on terms that are favorable to us, if at all.

2010 CREDIT FACILITY | *AMENDED, RESTATED AND CONSOLIDATED SENIOR SECURED CREDIT AGREEMENT* | On March 11, 2010, PREIT Associates and PRI (collectively, the "Borrower"), together with PR Gallery I Limited Partnership ("GLP") and Keystone Philadelphia Properties, L.P. ("KPP"), two of our other subsidiaries, entered into an Amended, Restated and Consolidated Senior Secured Credit Agreement comprised of 1) an aggregate $520.0 million term loan made up of a $436.0 million term loan ("Term Loan A") to PALP and PRI and a separate $84.0 million term loan ("Term Loan B") to the other two subsidiaries (collectively, the "2010 Term Loan") and 2) a $150.0 million revolving line of credit (the "Revolving Facility," and, together with the 2010 Term Loan, the "2010 Credit Facility") with Wells Fargo Bank, National Association, and the other financial institutions signatory thereto.

The 2010 Credit Facility replaces the previously existing $500.0 million unsecured revolving credit facility, as amended (the "2003 Credit Facility"), and a $170.0 million unsecured term loan (the "2008 Term Loan") that had been scheduled to mature on March 20, 2010. All capitalized terms used and not otherwise defined in the description of the 2010 Credit Facility have the meanings ascribed to such terms in the 2010 Credit Facility.

The initial term of the 2010 Credit Facility is three years, and we have the right to one 12-month extension of the initial maturity date, subject to certain conditions and to the payment of an extension fee of 0.50% of the then outstanding Commitments.

We used the initial proceeds from the 2010 Credit Facility to repay outstanding balances under the 2003 Credit Facility and 2008 Term Loan. At closing, the $520.0 million 2010 Term Loan was fully outstanding and $70.0 million was outstanding under the Revolving Facility.

Amounts borrowed under the 2010 Credit Facility bear interest at a rate between 4.00% and 4.90% per annum, depending on our leverage, in excess of LIBOR, with no floor. The initial rate in effect was 4.90% per annum in excess of LIBOR. In determining our leverage (the ratio of Total Liabilities to Gross Asset Value), the capitalization rate used to calculate Gross Asset Value is 8.00%. The unused portion of the Revolving Facility is subject to a fee of 0.40% per annum.

The obligations under Term Loan A are secured by first priority mortgages on 20 of our properties and a second lien on one property, and the obligations under Term Loan B are secured by first priority leasehold mortgages on the properties ground leased by GLP and KPP (the "Gallery Properties"). The foregoing properties constitute substantially all of our previously unencumbered retail properties.

We and certain of our subsidiaries that are not otherwise prevented from doing so serve as guarantors for funds borrowed under the 2010 Credit Facility.

The aggregate amount of the lender Revolving Commitments and 2010 Term Loan under the 2010 Credit Facility is required to be reduced by $33.0 million by March 11, 2011, by a cumulative total of $66.0 million by March 11, 2012 and by a cumulative total of $100.0 million by March 11, 2013 (if we exercise our right to extend the Termination Date), including all payments (except payments pertaining to the Release Price of a Collateral Property) resulting in permanent reduction of the aggregate amount of the Revolving Commitments and 2010 Term Loan.

The 2010 Credit Facility contains provisions regarding the application of proceeds from a Capital Event. A Capital Event is any event by which we raise additional capital, whether through an asset sale, joint venture, additional secured or unsecured debt, issuance of equity, or from excess proceeds after payment of a Release Price. Capital Events do not include Refinance Events or other specified events. After payment of interest and required distributions, the Remaining Capital Event Proceeds will generally be applied in the following order:

If the Facility Debt Yield is less than 11.00% or the Corporate Debt Yield is less than 10.00%, Remaining Capital Event Proceeds will be allocated 25% to pay down the Revolving Facility (repayments of the Revolving Facility generally may be reborrowed) and 75% to pay down and permanently reduce Term Loan A (or Term Loan B if Term Loan A is repaid in full) or, if the Revolving Facility balance is or would become $0 as a result of such payment, to pay down the Revolving Facility in full and to use any remainder of that 25% to pay down and permanently reduce Term Loan A (or Term Loan B if Term Loan A is repaid in full). So long as the Facility Debt Yield is greater than or equal to 11.00% and the Corporate Debt Yield is greater than or equal to 10.00% and each will remain so immediately after the Capital Event, and so long as either the Facility Debt Yield is less than 12.00% or the Corporate Debt Yield is less than 10.25% and will remain so immediately after the Capital Event, the Remaining Capital Event Proceeds will be allocated 75% to pay down the Revolving Facility and 25% to pay down and permanently reduce Term Loan A (or Term Loan B if Term Loan A is repaid in full) or, if the Revolving Facility balance is or would become $0 as a result of such payment, to pay down the Revolving Facility in full and to use any remainder of that 75% for general corporate purposes. So long as the Facility Debt Yield is greater than or equal to 12.00% and the Corporate Debt Yield is greater than or equal to 10.25% and each will remain so immediately after the Capital Event, Remaining Capital Event Proceeds will be applied 100% to pay down the Revolving Facility, or if the Revolving Facility balance is or would become $0 as a result of such payment, to pay down the Revolving Facility in full and to use any remainder for general corporate purposes. Remaining proceeds from a Capital Event or Refinance Event relating to Cherry Hill Mall will be used to pay down the Revolving Facility and may be reborrowed only to repay our unsecured indebtedness.

The 2010 Credit Facility also contains provisions regarding the application of proceeds from a Refinance Event. A Refinance Event is any event by which we raise additional capital from refinancing of secured debt encumbering an existing asset, not including collateral for the 2010 Credit Facility. The proceeds in excess of the amount required to retire an existing secured debt will be applied, after payment of interest, to pay down the Revolving Facility, or if the Revolving Facility balance is or would become $0 as a result of such payment, to pay down the Revolving Facility in full and to use any remainder for general corporate purposes. Remaining proceeds from a Capital Event or Refinancing Event relating to the Gallery Properties may only be used to pay down and permanently reduce Term Loan B (or, if the outstanding balance on Term Loan B is or would become $0 as a result such payment, to pay down Term Loan B in full and to pay any remainder in accordance with the preceding paragraph).

A Collateral Property will be released as security upon a sale or refinancing, subject to payment of the Release Price and the absence of any default or Event of Default. If, after release of a Collateral Property (and giving pro forma effect thereto), the Facility Debt Yield will be less than 11.00%, the Release Price will be the Minimum Release Price plus an amount equal to the lesser of (A) the amount that, when paid and applied to the 2010 Term Loan, would result in a Facility Debt Yield equal to 11.00% and (B) the amount by which the greater of (1) 100.0% of net cash proceeds and (2) 90.0% of the gross sales proceeds exceeds the Minimum Release Price. The Minimum Release Price is 110% (120% if, after the Release, there will be fewer than 10 Collateral Properties) multiplied by the proportion that the value of the property to be released bears to the aggregate value of all of the Collateral Properties on the closing date of the 2010 Credit Facility, multiplied by the amount of the then Revolving Commitments plus the aggregate principal amount then outstanding under the 2010 Term Loan. In general, upon release of a Collateral Property, the post-release Facility Debt Yield must be greater than or equal to the pre-release Facility Debt Yield. Release payments must be used to pay down and permanently reduce the amount of the Term Loan.

The 2010 Credit Facility contains affirmative and negative covenants customarily found in facilities of this type, including, without limitation, requirements that we maintain, on a consolidated basis: (1) minimum Tangible Net Worth of not less than $483.1 million, minus non-cash impairment charges with respect to the Properties recorded in the quarter ended December 31, 2009, plus 75% of the Net Proceeds of all Equity Issuances effected at any time after September 30, 2009; (2) maximum ratio of Total Liabilities to Gross Asset Value of 0.75:1; (3) minimum ratio of EBITDA to Interest Expense of 1.60:1; (4) minimum ratio of Adjusted EBITDA to Fixed Charges of 1.35:1; (5) maximum Investments in unimproved real estate and predevelopment costs not in excess of 3.0% of Gross Asset Value; (6) maximum Investments in Persons other than Subsidiaries, Consolidated Affiliates and Unconsolidated Affiliates not in excess of 1.0% of Gross Asset Value; (7) maximum Investments in Indebtedness secured by Mortgages in favor of the Company, the Borrower or any other Subsidiary not in excess of 1.0% of Gross Asset Value on the basis of cost; (8) the aggregate value of the Investments and the other items subject to the preceding clauses (5) through (7) shall not exceed 5.0% of Gross Asset Value; (9) maximum Investments in Consolidation Exempt Entities not in excess of 20.0% of Gross Asset Value; (10) a maximum Gross Asset Value attributable to any one Property not in excess of 15.0% of Gross Asset Value; (11) maximum Projects Under Development not in excess of 10.0% of Gross Asset Value; (12) maximum Floating Rate Indebtedness in an aggregate outstanding principal amount not in excess of one-third of all Indebtedness of the Company, its Subsidiaries, its Consolidated Affiliates and its Unconsolidated Affiliates; (13) minimum Corporate Debt Yield of 9.50%, provided that such Corporate Debt Yield may be less than 9.50% for one period of two consecutive fiscal quarters, but may not be less than 9.25%; and (14) Distributions may not exceed 110% of REIT taxable income for a fiscal year, but if the Corporate Debt Yield exceeds 10.00%, then the aggregate amount of Distributions may not exceed the greater of 75% of FFO and 110% of REIT Taxable Income (unless necessary for the Company to retain its status as a REIT), and if a Facility Debt Yield of 11.00% and a Corporate Debt Yield of 10.00% are achieved and continuing, there are no limits on Distributions under the 2010 Credit Facility, so long as no Default or Event of Default would result from making such Distributions. We are required to maintain our status as a REIT at all times.

We may prepay the Revolving Facility at any time without premium or penalty. We must repay the entire principal amount outstanding under the 2010 Credit Facility at the end of its term, as the term may have been extended.

Upon the expiration of any applicable cure period following an event of default, the lenders may declare all of the obligations in connection with the 2010 Credit Facility immediately due and payable, and the Commitments of the lenders to make further loans under the 2010 Credit Facility will terminate. Upon the occurrence of a voluntary or involuntary bankruptcy proceeding of the Company, PALP, PRI, any owner of a Collateral Property or any Material Subsidiary, all outstanding amounts will automatically become immediately due and payable and the Commitments of the lenders to make further loans will automatically terminate.

EXCHANGEABLE NOTES | In May 2007, we, through PREIT Associates, completed the sale of $287.5 million aggregate principal amount of 4% Senior Exchangeable Notes due 2012 ("Exchangeable Notes"). The net proceeds from the offering of $281.0 million were used for the repayment of indebtedness under the 2003 Credit Facility, the cost of the related capped call transactions, and for other general corporate purposes. The Exchangeable Notes are general unsecured senior obligations of PREIT Associates and rank equally in right of payment with all other senior unsecured indebtedness of PREIT Associates. Interest payments, which are due on June 1 and December 1 of each year, began on December 1, 2007 and will continue until the maturity date of June 1, 2012. PREIT Associates' obligations under the Exchangeable Notes are fully and unconditionally guaranteed by PREIT.

The Exchangeable Notes bear interest at 4.00% per annum and contain an exchange settlement feature. Pursuant to this feature, upon surrender of the Exchangeable Notes for exchange, the Exchangeable Notes will be exchangeable for cash equal to the principal amount of the Exchangeable Notes and, with respect to any excess exchange value above the principal amount of the Exchangeable Notes, at our option, for cash, common shares of the Company or a combination of cash and common shares at an initial exchange rate of 18.303 shares per $1,000 principal amount of Exchangeable Notes, or $54.64 per share. The Exchangeable Notes will be exchangeable only under certain circumstances. Prior to maturity, PREIT Associates may not redeem the Exchangeable Notes except to preserve our status as a real estate investment trust. If we undergo certain change of control transactions at any time prior to maturity, holders of the Exchangeable Notes may require PREIT Associates to repurchase their Exchangeable Notes in whole or in part for cash equal to 100% of the principal amount of the Exchangeable Notes to be repurchased plus unpaid interest, if any, accrued to the repurchase date, and there is a mechanism for the holders to receive any excess exchange value. The Indenture for the Exchangeable Notes does not contain any financial covenants.

In connection with the offering of the Exchangeable Notes, we and PREIT Associates entered into capped call transactions with affiliates of the initial purchasers of the Exchangeable Notes. These agreements effectively increase the exchange price of the Exchangeable Notes to $63.74 per share. The cost of these agreements of $12.6 million was recorded in the shareholders' equity section of our balance sheet.

Our Exchangeable Notes had a balance of $136.9 million and $241.5 million (excluding debt discount of $4.7 million and $11.4 million) as of December 31, 2009 and December 31, 2008, respectively. Interest expense related to the Exchangeable Notes was $8.6 million, $11.5 million and $7.4 million (excluding non-cash amortization of debt discount of $2.8 million, $3.5 million and $2.1 million) for the years ended December 31, 2009, 2008, and 2007 respectively. The Exchangeable Notes bear interest at a contractual rate of 4.00% per annum. The Exchangeable Notes had an effective interest rate of 5.85% for the year ended December 31, 2009, including the effect of the debt discount amortization.

In 2009 and 2008, we repurchased $104.6 million and $46.0 million, respectively, in aggregate principal amount of our Exchangeable Notes in privately negotiated transactions in exchange for an aggregate $47.2 million in cash and 4.3 million common shares, with a fair market value of $25.0 million, in 2009, and for $15.9 million in cash in 2008. We terminated an equivalent notional amount of the related capped calls in 2009 and 2008.

We recorded gains on extinguishment of debt of $27.0 million and $27.1 million in 2009 and 2008, respectively. In connection with the repurchases, we retired an aggregate of $5.4 million and $3.0 million in 2009 and 2008, respectively, of deferred financing costs and debt discount.

MORTGAGE FINANCE ACTIVITY | The following table presents the mortgage loans we or partnerships in which we own interests entered into since January 1, 2007:

(in millions of dollars) Financing Date	Property	Amount Financed or Extended	Stated Rate	Hedged Rate	Maturity
2007 Activity:					
May	The Mall at Prince Georges[1]	$ 150.0	5.51% fixed	NA	June 2017
2008 Activity:					
January	Cherry Hill Mall[2][3]	55.0	5.51% fixed	NA	October 2012
February	One Cherry Hill Plaza[1][4]	5.6	LIBOR plus 1.30%	NA	August 2010
May	Creekview Center[5]	20.0	LIBOR plus 2.15%	5.56%	June 2010
June	Christiana Center[1][6]	45.0	LIBOR plus 1.85%	5.87%	June 2011
July	Paxton Towne Centre[1][6]	54.0	LIBOR plus 2.00%	5.84%	July 2011
September	Patrick Henry Mall[7]	97.0	6.34% fixed	NA	October 2015
September	Jacksonville Mall[1][8]	56.3	LIBOR plus 2.10%	5.83%	September 2013
September	Logan Valley Mall[1][8][9]	68.0	LIBOR plus 2.10%	5.79%	September 2013
September	Wyoming Valley Mall[1][8][10]	65.0	LIBOR plus 2.25%	5.85%	September 2013
October	Whitehall Mall[11]	12.4	7.00% fixed	NA	November 2018
November	Francis Scott Key Mall[1]	55.0	LIBOR plus 2.35%	5.25%	December 2013
November	Viewmont Mall[1]	48.0	LIBOR plus 2.35%	5.25%	December 2013
December	Exton Square Mall[12]	70.0	7.50% fixed	NA	January 2014
2009 Activity:					
March	New River Valley Center[13]	16.3	LIBOR plus 3.25%	5.75%	March 2012
June	Pitney Road Plaza[14]	6.4	LIBOR plus 2.50%	NA	June 2010
June	Lycoming Mall[15]	33.0	6.84% fixed	NA	June 2014
September	Northeast Tower Center[16]	20.0	LIBOR plus 2.75%	NA	September 2011
October	Red Rose Commons[17]	23.9	LIBOR plus 4.00%	NA	October 2011
2010 Activity:					
January	New River Valley Mall[1][18]	30.0	LIBOR plus 4.50%	6.33%	January 2013
March	Lycoming Mall[15]	2.5	6.84% fixed	NA	June 2014

(1) *Interest only.*
(2) *Supplemental financing with a maturity date that coincides with the existing first mortgage loan.*
(3) *First 24 payments are interest only followed by principal and interest payments based on a 360-month amortization schedule.*
(4) *In February 2008, we entered into this mortgage loan as a result of the acquisition of Bala Cynwyd Associates, L.P. The original maturity date of the mortgage loan was August 2009, with two separate one year extension options. In June 2009, we made a principal payment of $2.4 million and exercised the first extension option.*
(5) *The mortgage loan has a term of two years and three one-year extension options.*
(6) *The mortgage loan has a term of three years and two one-year extension options.*
(7) *Payments based on 25 year amortization schedule, with a balloon payment in October 2015.*
(8) *The mortgage loan has a term of five years and two one-year extension options.*
(9) *The mortgage loan bears interest at an annual rate equal to, at our election, LIBOR plus 2.10%, or a base rate equal to the prime rate, or if greater, the federal funds rate plus 0.50%, plus a margin of 0.50%.*
(10) *The mortgage loan bears interest at an annual rate equal to, at our election, LIBOR plus 2.25%, or a base rate equal to the prime rate, or if greater, the federal funds rate plus 0.50%, plus a margin of 0.50%.*
(11) *The unconsolidated partnership that owns Whitehall Mall entered into the mortgage loan. Our interest in the unconsolidated partnership is 50%.*
(12) *Payments based on 30 year amortization schedule, with balloon payment in January 2014. The mortgage loan has a term of three years and two one-year extension options.*
(13) *The mortgage loan has a term of three years and two one-year extension options.*
(14) *We have made draws of $6.4 million and a one time principal payment of $1.9 million in connection with the sale of a parcel at the property. The loan has one six-month extension option during the construction period. We have the option to convert the loan to a two-year loan at the end of the construction period.*
(15) *The mortgage loan agreement provides for a maximum loan amount of $38.0 million. The initial amount of the mortgage loan was $28.0 million. We took additional draws of $5.0 million in October 2009 and $2.5 million in March 2010.*
(16) *In October 2009, we repaid the $20.0 million mortgage loan on Northeast Tower Center in connection with the sale of a controlling interest in this property.*
(17) *Interest only in its initial term. The unconsolidated partnership that owns Red Rose Commons entered into the mortgage loan. Our interest in the unconsolidated partnership is 50%.*
(18) *The mortgage loan has a three year term and one one-year extension option. $25.0 million of the principal amount was swapped to a fixed rate of 6.33%.*

In July 2008, we repaid a $12.7 million mortgage loan on Crossroads Mall in Beckley, West Virginia, using funds from the 2003 Credit Facility and available working capital.

In December 2008, we repaid a $93.0 million mortgage loan on Exton Square Mall in Exton, Pennsylvania using $70.0 million from a new mortgage on the property, the 2003 Credit Facility, the 2008 Term Loan and available working capital.

In January 2009, we repaid a $15.7 million mortgage loan on Palmer Park Mall in Easton, Pennsylvania using funds from the 2003 Credit Facility and the 2008 Term Loan.

In June 2009, we made a principal payment of $2.4 million and exercised the first one-year extension option on the mortgage loan on the One Cherry Hill Plaza office building in Cherry Hill, New Jersey.

In July 2009, the unconsolidated partnership that owns Lehigh Valley Mall exercised its third extension option of a $150.0 million mortgage loan. We own an indirect 50% ownership interest in this entity.

In October 2009, we repaid the $20.0 million mortgage loan on Northeast Tower Center in Philadelphia, Pennsylvania in connection with the sale of a controlling interest in this property.

In November 2009, we entered into a one-year extension of a $34.3 million mortgage loan secured by Valley View Mall in La Crosse, Wisconsin, with two additional six-month extension options.

In November 2009, the unconsolidated partnership that owns Springfield Mall exercised its third extension option of a $72.3 million mortgage loan. We own an indirect 50% ownership interest in this entity.

INTEREST RATE DERIVATIVE AGREEMENTS | As of December 31, 2009, we had entered into 12 interest rate swap agreements and one cap agreement that have a weighted average rate of 3.29% on a notional amount of $597.5 million maturing on various dates through November 2013.

We entered into these interest rate derivatives in order to hedge the interest payments associated with our 2009 and 2008 issuances of floating rate long-term debt. We assessed the effectiveness of these swaps as hedges at inception and on December 31, 2009 and considered these swaps to be highly effective cash flow hedges. Our interest rate swaps are net settled monthly.

As of December 31, 2009, the aggregate estimated unrealized net loss attributed to these interest rate derivatives was $14.6 million. The carrying amount of the derivative assets is reflected in deferred costs and other assets, the associated liabilities are reflected in accrued expenses and other liabilities and the net unrealized loss is reflected in accumulated other comprehensive loss in the accompanying balance sheets.

MORTGAGE LOANS | Twenty-eight mortgage loans, which are secured by 26 of our consolidated properties, are due in installments over various terms extending to the year 2017. Seventeen of the mortgage loans bear interest at a fixed rate and nine of the mortgage loans bear interest at variable rates that have been swapped to or capped at a fixed rate. These mortgage loans have interest rates that range from 4.95% to 7.61% and had a weighted average interest rate of 5.80% at December 31, 2009. We also have two properties with variable interest rate mortgage loans that had a weighted average interest rate of 3.07% at December 31, 2009. The weighted average interest rates of all consolidated mortgage loans is 5.79%. Mortgage loans for properties owned by unconsolidated partnerships are accounted for in "Investments in partnerships, at equity" and "Distributions in excess of partnership investments" on the consolidated balance sheets and are not included in the table below.

The following table outlines the timing of principal payments related to our mortgage loans as of December 31, 2009.

	Payments by Period				
(in thousands of dollars)	Total	2010	2011-2012	2013-2014	Thereafter
Principal payments	$ 97,462	$ 19,988	$ 39,575	$ 25,166	$ 12,733
Balloon payments(1)	1,676,915	63,165	473,971	499,623	640,156
Total	**$ 1,774,377**	**$ 83,153**	**$ 513,546**	**$ 524,789**	**$ 652,889**

(1) Due dates for certain of the balloon payments set forth in this table may be extended pursuant to the terms of the respective loan agreements.

CONTRACTUAL OBLIGATIONS | The following table presents our aggregate contractual obligations as of December 31, 2009 for the periods presented.

(in thousands of dollars)	Total	2010	2011-2012	2013-2014	Thereafter
Mortgage loans	$ 1,774,377	$ 83,153	$ 513,546	$ 524,789	$ 652,889
Interest on mortgage loans	446,385	101,159	177,851	117,341	50,034
Exchangeable Notes	136,900	—	136,900	—	—
Interest on Exchangeable Notes	13,234	5,476	7,758	—	—
2008 Term Loan	170,000	170,000	—	—	—
Interest on 2008 Term Loan	2,179	2,179	—	—	—
2003 Credit Facility(1)	486,000	486,000	—	—	—
Operating leases	9,115	2,263	3,963	2,889	—
Ground leases	53,443	992	1,845	1,460	49,146
Development and redevelopment commitments(2)	2,320	2,320	—	—	—
Total	**$ 3,093,953**	**$ 853,542**	**$ 841,863**	**$ 646,479**	**$ 752,069**

(1) The 2003 Credit Facility had a term that expired in March 2010. See "Business—Recent Developments." This amount represents the amount outstanding related to the unsecured revolving 2003 Credit Facility.

(2) The timing of the payments of these amounts is uncertain. We estimate that such payments will be made in the upcoming year, but situations could arise at these development and redevelopment projects that could delay the settlement of these obligations.

PREFERRED SHARES | On July 31, 2007, we redeemed all of our 11% non-convertible senior preferred shares for $129.9 million, or $52.50 per preferred share, plus accrued and unpaid dividends to the redemption date of $1.9 million. The preferred shares were issued in November 2003 in connection with the Merger with Crown and were initially recorded at $57.90 per preferred share, the fair value based on the market value of the corresponding Crown preferred shares as of May 13, 2003, the date on which the financial terms of the Merger were substantially complete. In order to finance the redemption, we borrowed $131.8 million under our 2003 Credit Facility. As a result of the redemption, the $13.3 million excess of the carrying amount of the preferred shares, net of expenses, over the redemption price is included in "Net Income Attributed to PREIT" in the year ended December 31, 2007.

SHARE REPURCHASE PROGRAMS | In December 2007, our Board of Trustees authorized a program to repurchase up to $100.0 million of our common shares through solicited or unsolicited transactions in the open market or privately negotiated or other transactions from January 1, 2008 through December 31, 2009, subject to our authority to terminate the program earlier. Previously, in October 2005, our Board of Trustees had authorized a program to repurchase up to $100.0 million of our common shares. That program expired by its terms on December 31, 2007. The program was in effect until the end of 2009, when it expired according to its terms.

In 2007, we repurchased 152,500 shares at an average price of $35.67, or an aggregate purchase price of $5.4 million. The cumulative amount of shares repurchased from the inception of our prior repurchase program to December 31, 2008 was 371,200 shares, at an average price of $37.15, or an aggregate purchase price of $13.8 million. We did not repurchase any shares in 2009.

Cash Flows

Net cash provided by operating activities totaled $136.1 million for the year ended December 31, 2009, compared to $125.0 million for the year ended December 31, 2008, and $149.5 million for the year ended December 31, 2007. The increase in 2009 as compared to 2008 was primarily due to changes in working capital, including a $2.4 million increase in accrued expenses compared to a $12.4 million decrease in accrued expenses in 2008 and a $2.7 million decrease in tenant deposits and deferred rent, partially offset by the factors discussed in "Results of Operations."

Cash flows used for investing activities were $103.4 million for the year ended December 31, 2009, compared to $353.2 million for the year ended December 31, 2008, and $242.4 million for the year ended December 31, 2007. Investing activities for 2009 reflect investment in construction in progress of $128.4 million and real estate improvements of $39.1 million, all of which primarily relate to our development and redevelopment activities. Investing activities for 2009 also reflect proceeds of $62.6 million from the sale of real estate investments. Cash flows from investing activities for the year ended December 31, 2008 reflect investment in construction in progress of $307.4 million, real estate improvements of $25.0 million and real estate acquisitions of $11.9 million.

Cash flows provided by financing activities were $31.7 million for the year ended December 31, 2009, compared to $210.1 million for the year ended December 31, 2008, and $105.0 million for the year ended December 31, 2007. Cash flows provided by financing activities for the year ended December 31, 2009 were primarily affected by $75.6 million of proceeds from the mortgage loans on New River Valley Center, Pitney Road Plaza, Lycoming Mall and Northeast Tower Center as well as $86.0 million in borrowings from the 2003 Credit Facility and $10.1 million of contributions from noncontrolling interests. We used some of these proceeds to repay the $20.0 million mortgage loan on Northeast Tower Center and to repay the $15.7 million mortgage loan on Palmer Park Mall, and to make a $2.4 million principal payment on the mortgage loan on One Cherry Hill Plaza. Cash flows from financing activities for the year ended December 31, 2009 were also affected by dividends and distributions of $32.5 million, principal installments on mortgage loans of $17.6 million, and payments of $47.2 million for the repurchase of Exchangeable Notes.

Commitments

At December 31, 2009, we had $2.3 million of unaccrued contractual obligations to complete current development and redevelopment projects. Total remaining costs for the particular projects with such commitments are $40.4 million. We expect to finance these amounts through borrowings under the 2010 Credit Facility or through various other capital sources. See "— Liquidity and Capital Resources—Capital Resources."

Environmental

We are aware of certain environmental matters at some of our properties, including ground water contamination and the presence of asbestos containing materials. We have, in the past, performed remediation of such environmental matters, and we are not aware of any significant remaining potential liability relating to these environmental matters. We may be required in the future to perform testing relating to these matters. We have insurance coverage for certain environmental claims up to $10.0 million per occurrence and up to $20.0 million in the aggregate.

Competition and Tenant Credit Risk

Competition in the retail real estate industry is intense. We compete with other public and private retail real estate companies, including companies that own or manage malls, strip centers, power centers, lifestyle centers, factory outlet centers, theme/festival centers and community centers, as well as other commercial real estate developers and real estate owners, particularly those with properties near our properties, on the basis of several factors, including location and rent charged. We compete with these companies to attract customers to our properties, as well as to attract anchor and in-line store tenants. We also compete to acquire land for new site development, during more favorable economic conditions. Our malls and our strip and power centers face competition from similar retail centers, including more recently developed or renovated centers that are near our retail properties. We also face competition from a variety of different retail formats, including internet retailers, discount or value retailers, home shopping networks, mail order operators, catalogs, and telemarketers. This competition could have a material adverse effect on our ability to lease space and on the amount of rent that we receive. Our tenants face competition from companies at the same and other properties and from other retail formats as well.

The development of competing retail properties and the related increased competition for tenants might require us to make capital improvements to properties that we would have deferred or would not have otherwise planned to make and might also affect the occupancy and net operating income of such properties. Any such capital improvements, undertaken individually or collectively, would be subject to the terms and conditions of the 2010 Credit Facility and involve costs and expenses that could adversely affect our results of operations.

We compete with many other entities engaged in real estate investment activities for acquisitions of malls, other retail properties and other prime development sites, including institutional pension funds, other REITs and other owner-operators of retail properties. Our efforts to compete are also subject to the terms and conditions of our 2010 Credit Facility. Given current economic, capital market and retail industry conditions, however, there has been substantially less competition with respect to acquisition activity in recent quarters. When we seek to make acquisitions, these competitors might drive up the price we must pay for properties, parcels, other assets or other companies or might themselves succeed in acquiring those properties, parcels, assets or companies. In addition, our potential acquisition targets might find our competitors to be more attractive suitors if they have greater resources, are willing to pay more, or have a more compatible operating philosophy. In particular, larger REITs might enjoy significant competitive advantages that result from, among other things, a lower cost of capital, a better ability to raise capital, a better ability to finance an acquisition, and enhanced operating efficiencies. We might not succeed in acquiring retail properties or development sites that we seek, or, if we pay a higher price for a property and/or generate lower cash flow from an acquired property than we expect, our investment returns will be reduced, which will adversely affect the value of our securities.

We receive a substantial portion of our operating income as rent under long-term leases with tenants. At any time, any tenant having space in one or more of our properties could experience a downturn in its business that might weaken its financial condition. These tenants might defer or fail to make rental payments when due, delay or defer lease commencement, voluntarily vacate the premises or declare bankruptcy, which could result in the termination of the tenant's lease, and could result in material losses to us and harm to our results of operations. Also, it might take time to terminate leases of underperforming or nonperforming tenants and we might incur costs to remove such tenants. Some of our tenants occupy stores at multiple locations in our portfolio, and so the effect of any bankruptcy of those tenants might be more significant to us than the bankruptcy of other tenants. In addition, under many of our leases, our tenants pay rent based on a percentage of their sales. Accordingly, declines in these tenants' sales directly affect our results of operations. Also, if tenants are unable to comply with the terms of their leases, we might modify lease terms in ways that are less favorable to us.

Seasonality

There is seasonality in the retail real estate industry. Retail property leases often provide for the payment of a portion of rent based on a percentage of a tenant's sales revenue over certain levels. Income from such rent is recorded only after the minimum sales levels have been met. The sales levels are often met in the fourth quarter, during the December holiday season. Also, many new and temporary leases are entered into later in the year in anticipation of the holiday season and there is a higher concentration of tenants vacating their space early in the year. As a result, our occupancy and cash flows are generally higher in the fourth quarter and lower in the first quarter, excluding the effect of ongoing redevelopment projects. Our concentration in the retail sector increases our exposure to seasonality and is expected to continue to result in a greater percentage of our cash flows being received in the fourth quarter.

Inflation

Inflation can have many effects on financial performance. Retail property leases often provide for the payment of rent based on a percentage of sales, which may increase with inflation. Leases may also provide for tenants to bear all or a portion of operating expenses, which may reduce the impact of such increases on us. However, rent increases might not keep up with inflation, or if we recover a smaller proportion of property operating expenses, we might bear more costs if such expenses increase because of inflation.

Forward Looking Statements

This Annual Report for the year ended December 31, 2009, together with other statements and information publicly disseminated by us, contain certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to expectations, beliefs, projections, future plans, strategies, anticipated events, trends and other matters that are not historical facts. These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and changes in circumstances that might cause future events, achievements or results to differ materially from those expressed or implied by the forward-looking statements. In particular, our business might be affected by uncertainties affecting real estate businesses generally as well as the following, among other factors:

- our substantial debt and our high leverage ratio;
- constraining leverage, interest and tangible net worth covenants under our 2010 Credit Facility, as well as mandatory pay down and capital application provisions;
- our ability to refinance our existing indebtedness when it matures;
- our ability to raise capital, including through the issuance of equity securities if market conditions are favorable, through joint ventures or other partnerships, through sales of properties, or through other actions;
- our short- and long-term liquidity position;
- the effects on us of dislocations and liquidity disruptions in the capital and credit markets;
- the current economic downturn and its effect on consumer confidence and consumer spending, tenant business and leasing decisions and the value and potential impairment of our properties;
- increases in operating costs that cannot be passed on to tenants;
- our ability to maintain and increase property occupancy, sales and rental rates, including at our recently redeveloped properties;
- risks relating to development and redevelopment activities;
- changes in the retail industry, including consolidation and store closings;
- general economic, financial and political conditions, including credit market conditions, changes in interest rates or unemployment;
- concentration of our properties in the Mid-Atlantic region;
- changes in local market conditions, such as the supply of or demand for retail space, or other competitive factors;
- potential dilution from any capital raising transactions;
- possible environmental liabilities;
- our ability to obtain insurance at a reasonable cost; and
- existence of complex regulations, including those relating to our status as a REIT, and the adverse consequences if we were to fail to qualify as a REIT.

Additional factors that might cause future events, achievements or results to differ materially from those expressed or implied by our forward-looking statements include those discussed in the section entitled "Risk Factors" in our Annual Report on Form 10-K. We do not intend to update or revise any forward-looking statements to reflect new information, future events or otherwise.

Except as the context otherwise requires, references in this Annual Report to "we," "our," "us," the "Company" and "PREIT" refer to Pennsylvania Real Estate Investment Trust and its subsidiaries, including our operating partnership, PREIT Associates, L.P. References in this Annual Report to "PREIT Associates" refer to PREIT Associates, L.P. References in this Annual Report to "PRI" refer to PREIT-RUBIN, Inc.

Quantitative And Qualitative Disclosures About Market Risk

The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market interest rates. As of December 31, 2009, our consolidated debt portfolio consisted primarily of $486.0 million borrowed under our revolving 2003 Credit Facility, which bore interest at a LIBOR rate plus an applicable margin at December 31, 2009, $136.9 million of Exchangeable Notes, which bear interest at 4.00%, excluding debt discount of $4.7 million, $170.0 million borrowed under our senior unsecured 2008 Term Loan, which bore interest at a weighted-average swapped fixed interest rate of 5.29% at December 31, 2009 and $1,777.1 million in fixed and variable rate mortgage loans, including $2.7 million of mortgage debt premium.

Twenty-eight mortgage loans, which are secured by 26 of our consolidated properties, are due in installments over various terms extending to the year 2017. Seventeen of the mortgage loans bear interest at a fixed rate and nine of the mortgage loans bear interest at variable rates that have been swapped to or capped at a fixed rate. These mortgage loans have interest rates that range from 4.95% to 7.61% and had a weighted average interest rate of 5.80% at December 31, 2009. We also have two properties with variable interest rate mortgage loans that had a weighted average interest rate of 3.07% at December 31, 2009. The weighted average interest rate of all consolidated mortgage loans is 5.79%. Mortgage loans for properties owned by unconsolidated partnerships are accounted for in "Investments in partnerships, at equity" and "Distributions in excess of partnership investments" on the consolidated balance sheets and are not included in the table below.

Our interest rate risk is monitored using a variety of techniques. The table below presents the principal amounts of the expected annual maturities and the weighted average interest rates for the principal payments in the specified periods:

	Fixed-Rate Debt		Variable-Rate Debt	
(in thousands of dollars) Year Ended December 31,	Principal Payments	Weighted Average Interest Rate	Principal Payments	Weighted Average Interest Rate
2010	$ 243,061	5.66%	$ 496,092[1]	2.26% [2]
2011	$ 119,682	5.82%	—	—
2012	$ 530,764	5.45%	—	—
2013	$ 416,136	5.48%	—	—
2014	$ 108,653	6.57%	—	—
2015 and thereafter	$ 652,889	5.60%	—	—

(1) Includes the unsecured revolving 2003 Credit Facility, which had a term that would have expired in March 2010. The 2003 Credit Facility was replaced by the 2010 Credit Facility.

(2) The 2003 Credit Facility interest rate is based on the weighted average interest rate in effect as of December 31, 2009.

Changes in market interest rates have different impacts on the fixed and variable portions of our debt portfolio. A change in market interest rates applicable to the fixed portion of the debt portfolio affects the fair value, but it has no effect on interest incurred or cash flows. A change in market interest rates applicable to the variable portion of the debt portfolio affects the interest incurred and cash flows, but does not affect the fair value. The following sensitivity analysis related to the fixed debt portfolio, which includes the effects of our interest rate swap agreements, assumes an immediate 100 basis point change in interest rates from their actual December 31, 2009 levels, with all other variables held constant. A 100 basis point increase in market interest rates would have resulted in a decrease in our net financial instrument position of $67.9 million at December 31, 2009. A 100 basis point decrease in market interest rates would have resulted in an increase in our net financial instrument position of $70.7 million at December 31, 2009. Based on the variable-rate debt included in our debt portfolio as of December 31, 2009, a 100 basis point increase in interest rates would have resulted in an additional $5.0 million in interest annually. A 100 basis point decrease would have reduced interest incurred by $5.0 million annually.

At December 31, 2008, a 100 basis point increase in market interest rates would have resulted in a decrease in our net financial instrument position of $56.5 million. A 100 basis point decrease in market interest rates would have resulted in an increase in our net financial instrument position of $59.5 million at December 31, 2008. Based on the variable-rate debt included in our debt portfolio as of December 31, 2008, a 100 basis point increase in interest rates would have resulted in an additional $4.0 million in interest annually. A 100 basis point decrease would have reduced interest incurred by $4.0 million annually.

To manage interest rate risk and limit overall interest cost, we may employ interest rate swaps, options, forwards, caps and floors or a combination thereof, depending on the underlying exposure. Interest rate differentials that arise under swap contracts are recognized in interest expense over the life of the contracts. If interest rates rise, the resulting cost of funds is expected to be lower than that which would have been available if debt with matching characteristics was issued directly. Conversely, if interest rates fall, the resulting costs would be expected to be higher. We may also employ forwards or purchased options to hedge qualifying anticipated transactions. Gains and losses are deferred and recognized in net income in the same period that the underlying transaction occurs, expires or is otherwise terminated. See note 5 of the notes to our consolidated financial statements.

We have an aggregate $597.5 million in notional amount of swap agreements settling on various dates through November 2013.

Because the information presented above includes only those exposures that existed as of December 31, 2009, it does not consider changes, exposures or positions which could arise after that date. The information presented herein has limited predictive value. As a result, the ultimate realized gain or loss or expense with respect to interest rate fluctuations will depend on the exposures that arise during the period, our hedging strategies at the time and interest rates.



TRUSTEES

UPPER ROW (FROM LEFT TO RIGHT)

DORRIT J. BERN (3) Trustee Since 2009
Former Chairman, President and CEO
Charming Shoppes, Inc.

STEPHEN B. COHEN (2)(3) Trustee Since 2004
Professor of Law
Georgetown University

JOSEPH F. CORADINO Trustee Since 2006
President PREIT Services, LLC and PREIT-RUBIN, Inc.
Pennsylvania Real Estate Investment Trust

WALTER D'ALESSIO (1)(2) Trustee Since 2005
Vice Chairman
NorthMarq Capital

EDWARD A. GLICKMAN Trustee Since 2004
President and Chief Operating Officer
Pennsylvania Real Estate Investment Trust

ROSEMARIE B. GRECO (2) Trustee Since 1997
Senior Advisor, on Health Care Reform, to the
Governor of the Commonwealth of Pennsylvania

MIDDLE ROW (FROM LEFT TO RIGHT)

LEE JAVITCH (1)(3) Trustee Since 1985
Private Investor
Former Chairman and Chief Executive Officer
Giant Food Stores, Inc.

LEONARD I. KORMAN (1)(2) Trustee Since 1996
Chairman and Chief Executive Officer
Korman Commercial Properties, Inc.

IRA M. LUBERT (1) Trustee Since 2001
Chairman
Independence Capital Partners &
Lubert-Adler Partners, L.P.

DONALD F. MAZZIOTTI (1)(3) Trustee Since 2003
Managing Partner
Development Equities & Advisories, LLC

LOWER ROW (FROM LEFT TO RIGHT)

MARK PASQUERILLA Trustee Since 2003
President
Pasquerilla Enterprises, LP
Former Chairman and Chief Executive Officer
Crown American Realty Trust

JOHN J. ROBERTS (2)(3) Trustee Since 2003
Former Global Managing Partner
PricewaterhouseCoopers LLP

GEORGE F. RUBIN Trustee Since 1997
Vice Chairman
Pennsylvania Real Estate Investment Trust

RONALD RUBIN Trustee Since 1997
Chairman and Chief Executive Officer
Pennsylvania Real Estate Investment Trust

OFFICE OF THE CHAIRMAN

RONALD RUBIN
Chairman and Chief Executive Officer

GEORGE F. RUBIN
Vice Chairman

EDWARD A. GLICKMAN
President and Chief Operating Officer

JOSEPH F. CORADINO
President PREIT Services, LLC and PREIT-RUBIN, Inc.

OFFICERS

BRUCE GOLDMAN
Executive Vice President – General Counsel and Secretary

DOUGLAS S. GRAYSON
Executive Vice President – Development

JEFFREY A. LINN
Executive Vice President – Acquisitions

ROBERT F. MCCADDEN
Executive Vice President and Chief Financial Officer

TIMOTHY R. RUBIN
Executive Vice President – Leasing

OFFICERS (CONTINUED)

JOSEPH J. ARISTONE
Senior Vice President – Leasing

JUDITH E. BAKER
Senior Vice President – Human Resources

JONATHEN BELL
Senior Vice President and Chief Accounting Officer

ELAINE BERGER
Senior Vice President – Specialty Leasing

ANDREW M. IOANNOU
Senior Vice President – Capital Markets and Treasurer

DEBRA L. LAMBERT
Senior Vice President – Legal

MARIO C. VENTRESCA, JR.
Senior Vice President – Asset Management

ANDREW H. BOTTARO
Vice President – Development

BETH DESISTA
Vice President – Specialty Leasing

ANTHONY DILORETO
Vice President – Mall Leasing

DANIEL G. DONLEY
Vice President – Acquisitions

OFFICERS (CONTINUED)

MICHAEL A. FENCHAK
Vice President – Asset Management

TIMOTHY HAVENER
Vice President – Mall Leasing

DAVID MARSHALL
Vice President – Financial Services

R. SCOTT PETRIE
Vice President – Retail Management

DAN RUBIN
Vice President – Redevelopment

M. DANIEL SCOTT
Vice President – Anchor and Outparcel Leasing

TIMOTHY M. TREMEL
Vice President – Construction and Design Services

JUDITH G. TRIAS
Vice President – Retail Marketing

VINCE VIZZA
Vice President – Mall Leasing

MARK T. WASSERMAN
Vice President – Development

NURIT YARON
Vice President – Investor Relations

(1) Member of Nominating and Governance Committee
(2) Member of Executive Compensation and Human Resources Committee
(3) Member of Audit Committee

INVESTOR INFORMATION

HEADQUARTERS

200 South Broad Street, Third Floor
Philadelphia, PA 19102-3803
215.875.0700
215.875.7311 Fax
866.875.0700 Toll Free
www.preit.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

LEGAL COUNSEL

Drinker Biddle & Reath LLP
One Logan Square
18th & Cherry Streets
Philadelphia, PA 19103-6996

TRANSFER AGENT AND REGISTRAR

For change of address, lost dividend checks, shareholder records and other shareholder matters, contact:

Mailing Address:
Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, MN 55164-0856
651.450.4064 (outside the United States)
651.450.4085 Fax
800.468.9716 Toll Free
www.wellsfargo.com/shareownerservices

Street or Courier Address:
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139

DISTRIBUTION REINVESTMENT AND SHARE PURCHASE PLAN

The Company has a Distribution Reinvestment and Share Purchase Plan for common shares (NYSE:PEI) that allows investors to invest directly in shares of the Company at a 1% discount with no transaction fee, and to reinvest their dividends at no cost to the shareholder. The minimum initial investment is $250, the minimum subsequent investment is $50, and the maximum monthly amount is $5,000, without a waiver.

Further information and forms are available on our web site at www.preit.com under Investor Relations, DRIP/Stock Purchase. You may also contact the Company or the Plan Administrator, Wells Fargo Shareowner Services, at 800.468.9716 or 651.450.4064.

INVESTOR INQUIRIES

Shareholders, prospective investors and analysts seeking information about the Company should direct their inquiries to:

INVESTOR RELATIONS

Pennsylvania Real Estate Investment Trust
200 South Broad Street, Third Floor
Philadelphia, PA 19102-3803
215.875.0735
215.546.2504 Fax
866.875.0700 ext. 50735 Toll Free
Email: investorinfo@preit.com

FORMS 10-K AND 10-Q; CEO AND CFO CERTIFICATIONS

The Company's Annual Report on Form 10-K, including financial statements and a schedule, and Quarterly Reports on Form 10-Q, which are filed with the Securities and Exchange Commission, may be obtained without charge from the Company.

The Company's chief executive officer certified to the New York Stock Exchange (NYSE) that, as of June 5, 2009, he was not aware of any violation by the Company of the NYSE's corporate governance listing standards. The certifications of our chief executive officer and chief financial officer required under Section 302 of the Sarbanes-Oxley Act of 2002 were filed as Exhibits 31.1 and 31.2, respectively, to our Annual Report on Form 10-K for the year ended December 31, 2009.

NYSE MARKET PRICE AND DISTRIBUTION RECORD

The following table shows the high and low prices for the Company's common shares and cash distributions paid for the periods indicated.

Quarter Ended Calendar Year 2009	High	Low	Distributions Paid per Common Share
March 31	$ 8.71	$ 2.20	$ 0.29
June 30	$ 7.86	$ 3.45	0.15
September 30	$ 9.13	$ 3.87	0.15
December 31	$ 8.95	$ 6.80	0.15
			$ 0.74

Quarter Ended Calendar Year 2008	High	Low	Distributions Paid per Common Share
March 31	$ 29.70	$ 22.00	$ 0.57
June 30	$ 27.88	$ 23.00	0.57
September 30	$ 24.29	$ 16.57	0.57
December 31	$ 19.86	$ 2.21	0.57
			$ 2.28

In February 2010, our Board of Trustees declared a cash dividend of $0.15 per share payable in March 2010. Our future payment of distributions will be at the discretion of our Board of Trustees and will depend on numerous factors, including our cash flow, financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code and other factors that our Board of Trustees deems relevant.

As of December 31, 2009, there were approximately 3,500 registered shareholders and 18,600 beneficial holders of record of the Company's common shares of beneficial interest. The Company had an aggregate of approximately 712 employees as of December 31, 2009.

STOCK MARKET

New York Stock Exchange
Common Ticker Symbol: PEI

ANNUAL MEETING

The Annual Meeting of Shareholders is scheduled for 11:00 a.m. on Thursday, June 3, 2010 at the Hyatt at the Bellevue, 200 South Broad Street, Philadelphia, Pennsylvania.

PREIT IS A MEMBER OF:

National Association of Real Estate Investment Trusts
International Council of Shopping Centers
Pension Real Estate Association
Urban Land Institute


PEI
LISTED
NYSE

Design: Allemann Almquist & Jones; Editorial: Amy Binder; Major Photography: Allemann Almquist & Jones


PREIT
CELEBRATING 50 YEARS

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
200 SOUTH BROAD STREET
PHILADELPHIA, PA 19102-3803
WWW.PREIT.COM


FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber

Cert no. SW-COC-002474
www.fsc.org
© 1996 Forest Stewardship Council

The paper used in this report contains 30% recycled post-consumer waste.
The use of this recycled paper is consistent with PREIT's Green Enterprise Initiative.



NO POSTAGE
NECESSARY
IF MAILED
IN THE
UNITED STATES



BUSINESS REPLY MAIL
FIRST-CLASS MAIL PERMIT NO. 36612 PHILADELPHIA PA

POSTAGE WILL BE PAID BY ADDRESSEE

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
ATTN: INVESTOR RELATIONS
200 SOUTH BROAD STREET
THIRD FLOOR
PHILADELPHIA PA 19102-9962




PREIT

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

Visit our web site at www.preit.com or call us at 215.875.0735


PEI
LISTED
NYSE

Name

Title

Company

Street Suite/Apt.

City State Zip

Phone Fax

E-Mail @

I wish to receive the following:

○ Distribution Reinvestment & Share Purchase Plan — prospectus and forms

○ Annual Report ○ Supplemental Financial and Operating Information

○ Form 10 K ○ Form 10 Q ○ Other

○ Annual Proxy ○ Press Releases

○ **I wish to receive information electronically.** ○ Please remove me from your mailing list.

I am a/an: ○ Investor ○ Broker ○ Analyst ○ Banker ○ Media ○ Other

These documents are also available on the Company's web site, www.preit.com.

ANNUAL 2009


PREIT

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST


PEI
LISTED
NYSE

To open an account and start investing:

Obtain, complete and submit an Account Authorization Form. The form, along with the Prospectus and other information, can be found on our website: **www.preit.com**.

- Select: **Investor Relations**
- Click on: **DRIP/Stock Purchase**

You should read the prospectus carefully before making any investment.

This information is also available by contacting the Plan Administrator, Wells Fargo Shareowner Services, directly at (800) 468-9716 or (651) 450-4064, or on their website at www.shareowneronline.com.

To receive information by mail, or if you have questions, please contact:

Investor Relations
Pennsylvania Real Estate Investment Trust
200 South Broad Street
Third Floor
Philadelphia, PA 19102

Toll Free: (866) 875-0700 Ext. 50735
Tel: (215) 875-0735
Fax: (215) 546-2504
E-mail: investorinfo@preit.com


PREIT

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST


PEI
LISTED
NYSE

Distribution Reinvestment and Share Purchase Plan

If you are already a shareholder, or are interested in becoming one, you will find PREIT's direct stock purchase and dividend reinvestment program a convenient choice.

You can invest in shares of PREIT online or by mail.

- Purchase shares of PREIT at a 1% discount and with no transaction fee
- Minimum initial investment of $250.00
- Minimum subsequent investment of $50.00
- Increase your holdings by investing up to $5,000 a month, without a waiver
- Send a check
- Reinvest all or part of your dividends automatically—at no cost to you
- Receive cash distributions by check or by direct deposit into your bank account
- Transfer or sell your shares easily
- Free safekeeping

To learn more about PREIT, please visit our web site at www.preit.com for:

- Supplemental Financial and Operating Information
- Stock Information
- News Releases
- Property Information